Exhibit 1.1

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, New Gold may, in New Gold’s sole discretion, take such action as New Gold may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of New Gold at Suite 3120, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J4, telephone 416-324-6000, and are also available electronically on SEDAR at www.sedar.com.

June 18, 2013

NEW GOLD INC.

OFFER TO PURCHASE

all of the outstanding common shares of

RAINY RIVER RESOURCES LTD.

on the basis of, at the election of each holder,

(a) C$3.83 in cash, or (b) 0.5 of a common share of New Gold Inc.,

for each common share of Rainy River Resources Ltd.

subject, in each case, to pro ration as set out herein

New Gold Inc. (“New Gold”) hereby offers, upon and subject to the terms and conditions set out herein (the “Offer”), to purchase all of the issued and outstanding common shares (“Shares”) of Rainy River Resources Ltd. (“Rainy River”) together with any associated rights issued under Rainy River’s shareholder rights plan (“SRP Rights”), including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, exchange or conversion of the Options or Warrants (as such terms are defined in the Circular) or any other outstanding rights.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on July 24, 2013 (the “Expiry Time”), unless the Offer is extended or withdrawn.

Each holder of Shares (a “Shareholder”) may elect the Cash Option or the Share Option (as such terms are defined in the Offer) in respect of all of the Shareholder’s Shares deposited under the Offer (and may not apportion the Shareholder’s Shares between such consideration alternatives). The maximum amount of cash available under the Offer is approximately $198 million and the maximum number of common shares (“New Gold Shares”) of New Gold available for issuance under the Offer is approximately 25.8 million New Gold Shares (based on the number of Shares outstanding on a fully-diluted basis (as such term is defined in the Circular) as at May 30, 2013). See Section 1 of the Offer, “The Offer”.

The board of directors of Rainy River (the “Rainy River Board”), after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the special committee of the Rainy River Board (the “Special Committee”), has unanimously determined that the Offer is in the best interests of Rainy River and the Shareholders and UNANIMOUSLY RECOMMENDS that Shareholders accept the Offer and tender their Shares to the Offer.

The Shares are listed on the Toronto Stock Exchange (the “TSX”) under the trading symbol “RR”. The closing price of the Shares on the TSX was $2.70 on May 30, 2013, the last trading day prior to the announcement of New Gold’s intention to make the Offer. The Offer represents a premium of 67% to the volume weighted average price of the Shares on the TSX for the 20-day period ended May 30, 2013.

Prior to the execution of the Acquisition Agreement (as defined below), each of BMO Nesbitt Burns Inc. (“BMO”) and CIBC World Markets Inc. (“CIBC”) delivered a separate verbal fairness opinion addressed to the Special Committee and the Rainy River Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications stated at the time of delivering such opinion, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders. Additionally, each of BMO and CIBC has delivered a separate written fairness opinion, in the case of the BMO opinion, addressed to the Rainy River Board, and in the case of the CIBC opinion, addressed to the Special Committee and the Rainy River Board, dated as of May 30, 2013, to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders. For further information, see the Directors’ Circular (as such term is defined in the Circular) issued by the Rainy River Board accompanying the Offer.

New Gold and Rainy River entered into an acquisition agreement dated May 31, 2013 (the “Acquisition Agreement”), pursuant to which, among other things and subject to the conditions set out therein, New Gold has agreed to make the Offer and Rainy River has agreed to support the Offer and not solicit any competing Acquisition Proposal (as such term is defined in the Circular). See Section 6 of the Circular, “Acquisition Agreement”. New Gold is also a party to lock-up agreements dated May 31, 2013, as may be amended (the “Lock-Up Agreements”), with all of the directors and officers of Rainy River (collectively, the “Locked-Up Shareholders”), pursuant to which each Locked-Up Shareholder has agreed, subject to certain exceptions, to support the Offer and to accept the Offer and deposit or cause to be deposited under the Offer and not withdraw all of the Shares beneficially owned or acquired by the Locked-Up Shareholder (including Shares issuable on exercise of Options). The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 4.8% of the Shares on a fully-diluted basis. See Section 7 of the Circular, “Lock-Up Agreements”.

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding at the Expiry Time on a fully-diluted basis. This and the other conditions of the Offer are described in Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable Laws (as such term is defined in the Circular), New Gold reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time.

Shareholders who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) or DRS Advice(s) (as such term is defined in the Circular) representing their Shares and all other required documents, with Computershare Trust Company of Canada (the “Depositary”) at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). Alternatively, Shareholders may accept the Offer by following the procedures for book-entry transfer of Shares set forth in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

All payments under the Offer will be made in Canadian dollars. Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Kingsdale Shareholder Services Inc. (the “Information Agent”). The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com. The Information Agent can be contacted at 1-888-518-6796 toll free in North America or at 416-867-2272 outside of North America or by e-mail at contactus@kingsdaleshareholder.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on the Canadian Securities Administrators’ website at www.sedar.com and the United States Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein, except where specifically stated.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by New Gold, the Depositary or the Information Agent.

These securityholder materials are being sent to both registered and non-registered holders of Shares (and to registered holders of Options and Warrants). If you are a non-registered holder of Shares, and New Gold or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

Shareholders should be aware that New Gold reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time, as permitted by applicable laws or regulations of Canada or its provinces or territories. See Section 12 of the Offer, “Market Purchases”.

This document does not generally address tax consequences of the Offer to Shareholders in any jurisdiction outside of Canada or the United States.  Shareholders in a jurisdiction outside of Canada or the United States should be aware that the disposition of Shares may have tax consequences which may not be described herein.  Accordingly, Shareholders outside of Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). They may not be comparable to financial statements of United States companies.

Shareholders should be aware that the disposition of Shares and the acquisition of New Gold Shares by them as described herein may have tax consequences in the United States, Canada and other jurisdictions. Such consequences may not be fully described herein and such Shareholders are urged to consult their tax advisors. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that New Gold is existing under the laws of British Columbia, that some or all of its officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States and that a substantial portion of the assets of New Gold and the above-mentioned persons are located outside the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NOTICE TO HOLDERS OF OPTIONS AND WARRANTS

The Offer is made only for Shares and SRP Rights and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

For additional important information on the treatment of Options and Warrants under the Offer, see Section 1 of the Offer, “The Offer — Options and Warrants”, and Section 6 of the Circular, “Acquisition Agreement — Outstanding Options and Warrants”.

The tax consequences to holders of Options or Warrants of exercising, exchanging or converting such Options or Warrants are not described in the Circular. Holders of Options or Warrants should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or to not exercise, exchange or convert their Options or Warrants.

NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

The mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offer and Circular have been prepared in accordance with the Canadian Securities Administrators’ National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). These standards differ significantly from those of Industry Guide No. 7 as interpreted by staff at the SEC. Accordingly, mineral reserve and mineral resource information contained in or incorporated by reference in the Offer and Circular is not comparable to similar information disclosed by U.S. companies.

In particular, the SEC’s Industry Guide No. 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide No. 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under SEC standards. Accordingly, mineral reserve estimates contained or incorporated by reference in the Offer and Circular may not qualify as “reserves” under SEC standards.

In addition, the Offer and Circular and the documents incorporated by reference therein use the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide No. 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources,” “measured mineral resources,” “indicated mineral resources” or “inferred mineral resources” in the Offer and Circular or the documents incorporated by reference therein is economically or legally mineable.

For the above reasons, information contained in the Offer and Circular and the documents incorporated by reference therein that describes mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF FINANCIAL PERFORMANCE

The Offer and Circular and the documents incorporated by reference therein include certain measures of financial performance, including “total cash costs” per gold ounce, that are not recognized measures under IFRS. These measures may not be comparable to measures disclosed by other gold producers using similar titles. New Gold believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons.

“Total cash costs” per gold ounce is a common financial performance measure in the gold mining industry but with no standard meaning under IFRS. New Gold reports total cash costs on a sales basis. New Gold believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate New Gold’s performance and ability to generate cash flow. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

Total cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, realized gains and losses on fuel contracts, but is exclusive of amortization, reclamation, capital and exploration costs and net of by-product copper and silver sales. Total cash costs are then divided by gold ounces sold to arrive at the total cash costs per ounce sold.

Total cash costs are intended to provide additional information only and do not have any standardized definition under IFRS; they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

CURRENCY

All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. Canadian dollars are referred to as “Canadian dollars”, “C$” or “$” and United States dollars are referred to as “U.S. dollars” or “US$”. On June 14, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was C$1.00 = US$0.9826.

FORWARD-LOOKING STATEMENTS

The information contained in the Offer and Circular, including the summary thereof, has, unless otherwise specified, been prepared as of June 14, 2013 and the information contained in the documents incorporated by reference therein has, unless otherwise specified, been prepared as of the respective dates of such documents. Certain statements contained in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, that are referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time, and “forward-looking information” under the provisions of Canadian provincial securities laws. When used in such documents, the words “anticipate”, “believe”, “could”, “expect”, “estimate”, “forecast”, “intend”, “may”, “outlook”, “planned”, “project”, “should”, “will”, “would” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, include, but are not limited to statements regarding: New Gold’s outlook for 2013 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the market for and listing of Shares and Rainy River’s status as a reporting issuer after completion of the Offer; the ability of New Gold to integrate Rainy River’s business with its current business and the costs associated with such integration following successful completion of the Offer; the value of the New Gold Shares received as consideration under the Offer; the ability of New Gold to complete the transactions contemplated by the Offer; future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by New Gold or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by New Gold; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per gold ounce and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to New Gold’s mine sites, mine construction projects and exploration projects; estimates of future

v

costs and other liabilities for environmental remediation; anticipated legislation and regulation regarding climate change and estimates of the impact on New Gold; and other anticipated trends with respect to New Gold’s capital resources and results of operations.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by New Gold as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of New Gold upon which the forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, are based and which may prove to be incorrect, include, but are not limited to, the factors and assumptions set out in the Offer and Circular, including the summary thereof, as well as: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Blackwater Project; in Mexico, where the Cerro San Pedro Mine has a history of ongoing legal challenges related to New Gold’s environmental authorization for the mine; and in Chile, where the courts have temporarily suspended the approval of the environmental permit for the El Morro Project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the preliminary economic assessment for the Blackwater Project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties.

The forward-looking statements in the Offer and Circular, including the summary thereof, reflect New Gold’s views as at the date of the Offer and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of New Gold or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include risks relating to Offer, including, without limitation, that New Gold may be unable to complete the Offer or the completion of the Offer may be more costly than expected because, among other reasons, conditions to the completion of the Offer may not be satisfied; problems may arise with the ability to successfully integrate the businesses of New Gold and Rainy River; the parties may be unable to obtain regulatory approvals required for the Offer; New Gold may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. For a further discussion of risks and material factors or assumptions underlying the forward-looking statements in the Offer and Circular, see Section 17 of the Circular, “Risk Factors”, and New Gold’s Annual Information Form filed on SEDAR on March 27, 2013 for the financial year ended December 31, 2012 and incorporated by reference in the Offer and Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, New Gold expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in New Gold’s expectations or any change in events, conditions or circumstances on which any such statement is based. The Offer and Circular and documents incorporated by reference therein contain information regarding anticipated total cash costs per gold ounce at certain of New Gold’s mines and mine development projects. New Gold believes that this generally accepted industry measure is a realistic indicator of operating performance and is useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

The Offer

New Gold is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares and SRP Rights, including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of the Options or Warrants or any other outstanding rights, for a Purchase Price of, at the election of the Shareholder:

(a)                                 $3.83 in cash for each Share; or

(b)                                 0.5 of a New Gold Share for each Share,

in each case subject to pro ration as described in Section 1 of the Offer, “The Offer — Pro Rationing”.

The maximum amount of cash payable by New Gold under the Offer is approximately $198 million and the maximum number of New Gold Shares issuable by New Gold under the Offer is approximately 25.8 million (based on the number of Shares outstanding on a fully-diluted basis as at May 30, 2013). The consideration payable under the Offer will be pro rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the maximum aggregate amounts.

If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $1.91 in cash and 0.25 of a New Gold Share for each Share deposited, subject to adjustment for fractional shares. A Shareholder who fails to make an election will be deemed to have elected the Cash Option in respect of all of such Shareholder’s Shares deposited under the Offer.

The Offer represents a premium of 67% to the volume weighted average price of the Shares on the TSX for the 20-day period ended May 30, 2013, the last trading day prior to the announcement of New Gold’s intention to make the Offer.

Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration paid by New Gold for the Shares will be allocated to the SRP Rights.

The Offer is being made only for Shares and SRP Rights and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”. For additional information on the treatment of Options and Warrants under the Offer, see Section 1 of the Offer, “The Offer — Options and Warrants”, and Section 6 of the Circular, “Acquisition Agreement — Outstanding Options and Warrants”.

The obligation of New Gold to take up and pay for Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

Any cash consideration paid under the Offer will be rounded down to the nearest whole cent. No fractional New Gold Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional New Gold Share will receive the applicable number of New Gold Shares, rounded down to the nearest whole number, and cash in lieu of the fractional New Gold Share, rounded down to the nearest whole cent.

Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on July 24, 2013, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by New Gold. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

New Gold

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties, with operating mines in Canada, Mexico, the United States and Australia and development projects in Canada and Chile.  New Gold’s operating assets consist of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Gold Mines in Australia.  Significant development projects include the Blackwater Project in Canada and a 30% interest in the El Morro Project in Chile. The New Gold Shares are listed on the TSX and the NYSE MKT under the trading symbol “NGD” and New Gold’s market capitalization is approximately $3.3 billion as of the close of trading on June 14, 2013. New Gold is existing under the laws of the Province of British Columbia. Its head and registered office is located at Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia V7X 1M9. As of the date hereof, no Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by New Gold. See Section 1 of the Circular, “New Gold”.

Rainy River

Rainy River is a Canadian mineral exploration company engaged in the acquisition, exploration and development of mineral properties. Rainy River currently owns a 100% interest in the Rainy River Gold Project located in Northwestern Ontario, approximately 65 kilometres northwest of Fort Francis. The Shares are listed on the TSX under the trading symbol “RR”. Rainy River is existing under the laws of the Province of British Columbia. Its head office is located at Suite 701, 1 Richmond Street West, Toronto, Ontario M5H 3W4 and its registered and records office is located at Suite 302, 1620 West 8th Avenue, Vancouver, British Columbia V6J 1V4. See Section 2 of the Circular, “Rainy River”.

Rainy River Options and Warrants

The Offer is being made only for Shares and SRP Rights and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer.

The Rainy River Board passed resolutions on June 14, 2013 to accelerate the vesting of unvested Options, conditional upon New Gold taking up Shares under the Offer, such that all Options are fully vested and exercisable for purposes of tendering the underlying Shares to the Offer. If the Offer is not completed, holders who exercised their Options (i) may return, or (ii) if such Options were accelerated, will be required to return, to Rainy River all Shares issued pursuant to such exercised Options, and such Options will be reinstated as if they had not been exercised. Additionally, Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time.

Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River and the Rainy River Board, as applicable, having made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that has not been exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option if such holder had been the holder of the number of Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer).

Rainy River Board Recommendation

The Rainy River Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Rainy River and the Shareholders and, accordingly, has unanimously approved the entering into of the Acquisition Agreement and UNANIMOUSLY RECOMMENDS that Shareholders accept the Offer and tender their

Shares to the Offer. For further information, see Section 1 of the Offer, “The Offer — Rainy River Board Recommendation”, Section 6 of the Circular, “Acquisition Agreement — Support of the Offer”, and the accompanying Directors’ Circular.

Fairness Opinions

Prior to the execution of the Acquisition Agreement, each of BMO and CIBC delivered a separate verbal fairness opinion addressed to the Special Committee and the Rainy River Board to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications stated at the time of delivering such opinion, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders. Additionally, each of BMO and CIBC has delivered a separate written fairness opinion, in the case of the BMO opinion, addressed to the Rainy River Board, and in the case of the CIBC opinion, addressed to the Special Committee and the Rainy River Board, dated as of May 30, 2013, to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set out in such opinion, the consideration to be received under the Offer is fair, from a financial point of view, to Shareholders. For further information, see the accompanying Directors’ Circular.

Acquisition Agreement

On May 31, 2013, New Gold and Rainy River entered into the Acquisition Agreement, pursuant to which, among other things and subject to the conditions set out therein, New Gold agreed to make the Offer and Rainy River agreed to support the Offer and not solicit any competing Acquisition Proposal. See Section 6 of the Circular, “Acquisition Agreement”.

Lock-Up Agreements

New Gold has also entered into Lock-Up Agreements with each of the directors and officers of Rainy River, pursuant to which each Locked-Up Shareholder has agreed, subject to certain exceptions, to support the Offer and to accept the Offer and deposit or cause to be deposited under the Offer and not withdraw all of the Shares beneficially owned or acquired by the Locked-Up Shareholder (including Shares issuable on exercise of Options). The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 4.8% of the Shares on a fully-diluted basis. See Section 7 of the Circular, “Lock-Up Agreements”.

Purpose of the Offer

The purpose of the Offer is to enable New Gold to acquire all of the outstanding Shares and SRP Rights. If New Gold takes up and accepts for payment Shares validly deposited under the Offer, New Gold currently intends, if possible to do so under and subject to compliance with all applicable Laws, to acquire all of the outstanding Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 5 of the Circular, “Purpose of the Offer and Plans for Rainy River”, and Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

Manner of Acceptance

A Shareholder who wishes to accept the Offer must deposit the certificate(s) or DRS Advice(s) representing its Shares, together with a properly completed and executed Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and all other required documents at or prior to the Expiry Time at the office of the Depositary in Toronto, Ontario specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal accompanying the Offer. See Section 3 of the Offer, “Manner of Acceptance — Letter of Transmittal”.

If a Shareholder wishes to accept the Offer and deposit its Shares under the Offer and the certificate(s) or DRS Advice(s) representing such Shareholder’s Shares is (are) not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of its Shares on a timely basis, or if the certificate(s) or DRS Advice(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Shareholders may, alternatively, accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents, as applicable, are received by the Depositary at or prior to the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”.

Shareholders are required to deposit any SRP Rights associated with a Share in order to effect a valid deposit of such Share. While the Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan, New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer. Rainy River has advised New Gold that the Rainy River Board has waived the application of the Shareholder Rights Plan in regards to the Offer. Therefore, if the Rainy River Board does not terminate or vary this waiver such that the Separation Time does not occur prior to the Expiry Time, Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares with the Depositary. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Conditions of the Offer

New Gold reserves the right to extend or withdraw the Offer and shall not be required to take up and pay for any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things:

•                  there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding at the Expiry Time on a fully-diluted basis (which condition New Gold may not modify or waive without the prior consent of Rainy River);

•                  New Gold having determined, acting reasonably, that no change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Rainy River or of the Rainy River Subsidiary exists or has occurred that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Rainy River; and

•                  there not having occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of New Gold, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States.

See Section 4 of the Offer, “Conditions of the Offer”.

Take-Up of and Payment for Deposited Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by New Gold at or prior to the Expiry Time, New Gold will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonably practicable, and in any event not later than three business days following the time at which New Gold becomes entitled to take up Shares under the Offer and pursuant to applicable Laws. See Section 6 of the Offer, “Take-Up of and Payment for Deposited Shares”.

Withdrawal of Deposited Shares

Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up by New Gold under the Offer and in the other circumstances described in Section 8 of the Offer, “Withdrawal of Deposited Shares”. Except as so indicated or as otherwise required by applicable Laws, deposits of Shares are irrevocable.

Acquisition of Shares Not Deposited

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of New Gold, or an affiliate or an associate of New Gold, New Gold has agreed in the Acquisition Agreement that it will, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition under Section 300 of the BCBCA.

If a Compulsory Acquisition is not available or will not result in New Gold acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, New Gold has agreed to use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer. Rainy River has agreed that, in the event New Gold takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist New Gold in connection with any Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

Shareholders who do not deposit their Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event New Gold acquires at least 90% of the issued and outstanding Shares or acquires such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

Stock Exchange Listing

The Shares are listed on the TSX under the trading symbol “RR”. See Section 3 of the Circular, “Certain Information Concerning Securities of Rainy River — Shares”. If permitted by applicable Laws, New Gold intends to cause Rainy River to apply to delist the Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”.

The TSX has conditionally approved the listing of the New Gold Shares to be issued in connection with the Offer, subject to New Gold fulfilling all of the requirements of the TSX within one business day of the take-up and payment for Shares under the Offer. New Gold has applied to list the New Gold Shares issuable under the Offer on the NYSE MKT. See Section 23 of the Circular, “Stock Exchange Listing Application”.

Canadian Federal Income Tax Considerations

A Shareholder who is a resident of Canada, who holds Shares as capital property and who sells such Shares pursuant to the Offer will realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such Shares exceed (or are less than) the total of the adjusted cost base to the Shareholder of such Shares and any reasonable costs of disposition. However, a Shareholder who is an Eligible Holder and who elects the Share Option or elects the Cash Option but the prorating provisions of the Offer apply may, depending on the circumstances, obtain a full or partial tax-deferred “rollover” by making a Tax Election with New Gold in the prescribed form pursuant to subsection 85(1) of the Tax Act or, where the Shareholder is a partnership, subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial legislation). A Shareholder who elects the Share Option may in certain circumstances obtain an automatic tax-deferred “rollover”.

A Non-Resident Shareholder generally will not be subject to Canadian income tax under the Tax Act on any capital gain realized on the disposition of Shares to New Gold under the Offer unless those Shares constitute “taxable Canadian property” within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences to a Shareholder of a disposition of Shares pursuant to a Subsequent Acquisition Transaction could differ from the tax consequences to such Shareholder of a disposition of Shares under the Offer. In the case of a Non-Resident Shareholder, a portion of the consideration received on the disposition of Shares pursuant to a Subsequent Acquisition Transaction could be subject to Canadian withholding tax.

If any SRP Rights are acquired pursuant to the Offer, it is assumed that there is no value to those SRP Rights, and, therefore, that no amount of the consideration paid by New Gold will be allocated to the SRP Rights. Accordingly, this summary does not otherwise address the disposition of any SRP Rights pursuant to the Offer. Holders should consult their own tax advisors regarding the disposition of any SRP Rights.

The foregoing is a very brief summary of certain Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options or Warrants should consult their own tax advisors having regard to their personal circumstances.

United States Federal Income Tax Considerations

Subject to the rules regarding passive foreign investment companies, or PFICs, Shareholders who are residents or citizens of the United States for U.S. federal income tax purposes, who hold Shares as capital assets, and who dispose of Shares under the Offer generally will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the disposition and the U.S. Shareholder’s adjusted tax basis in the Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period in the Shares exceeds one year. In the event that Rainy River has been a PFIC for U.S. federal income tax purposes during the Shareholder’s holding period in the Shares, unless the Shareholder has filed on a timely basis certain elections, any recognized gain generally must be allocated rateably to each day the Shareholder has held the Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which Rainy River was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year during which Rainy River was a PFIC, taxable as ordinary income at the highest rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods.

Backup withholding and information reporting may also apply to U.S. Shareholders participating in the Offer.

The foregoing is a very brief summary of certain U.S. federal income tax consequences and is qualified by the summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations.” Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options or Warrants should consult their own tax advisors having regard to their personal circumstances.

Shareholder Rights Plan

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. However, New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer.

Rainy River has advised New Gold that the Rainy River Board has waived the application of the Shareholder Rights Plan in regards to the Offer. While New Gold has no reason to believe that the Rainy River Board will terminate or vary this waiver, no assurances can be given by New Gold in this regard.

Risk Factors

An investment in New Gold Shares and the integration of the operations and businesses of New Gold and Rainy River are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties identified in Section 17 of the Circular, “Risk Factors”.

Depositary and Information Agent

Computershare Trust Company of Canada has been retained by New Gold to act as the Depositary to receive deposits of certificates and DRS Advices representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. In addition, the Depositary will receive documentation at its office in Toronto, Ontario specified in the Letter of Transmittal in relation to Shareholders accepting the Offer through book-entry transfer. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by New Gold under the Offer. The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com.

Kingsdale Shareholder Services Inc. has been retained by New Gold to act as the Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent can be contacted at 1-888-518-6796 toll free in North America or 416-867-2272 outside North America or by e-mail at contactus@kingsdaleshareholder.com.

The Depositary and the Information Agent will each receive reasonable and customary compensation from New Gold for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Further contact details for the Depositary and the Information Agent are provided on the back cover of this document.

See Section 22 of the Circular, “Other Matters Related to the Offer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Financial Advisor

RBC Capital Markets has been retained to act as financial advisor to New Gold with respect to the Offer. New Gold reserves the right to form a Soliciting Dealer Group to solicit acceptances of the Offer from persons resident in Canada. If New Gold makes use of the services of a Soliciting Dealer, New Gold may pay such Soliciting Dealer a fee customary for such services for each Share deposited and taken up by New Gold under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). New Gold may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit. See Section 22 of the Circular, “Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group”.

SELECTED HISTORICAL FINANCIAL INFORMATION OF NEW GOLD

The following tables contain certain historical financial information of New Gold from (a) New Gold’s audited consolidated financial statements as at and for each of the years ended December 31, 2012 and 2011 filed on SEDAR on February 28, 2013, and (b) New Gold’s unaudited interim condensed consolidated financial statements as at and for the quarters ended March 31, 2013 and 2012 filed on SEDAR on May 1, 2013, each incorporated by reference herein. Please see these documents for the full financial statements, including the notes thereto, for these periods.

	Years ended December 31		Three months ended March 31
Consolidated Income Statement Data:	$	$	$	$
(in millions of U.S. dollars, except per share amounts)	2012	2011	2013	2012
Revenues	791.3	695.9	201.8	168.8
Operating expenses	344.3	303.8	106.1	72.3
Depreciation and depletion	116.4	76.9	37.9	18.8
Corporate administration	25.2	26.1	7.3	6.7
Share-based payment expenses	10.9	11.3	2.5	2.4
Exploration and business development	20.6	10.0	4.0	2.8
Finance income	1.4	3.6	0.4	0.2
Finance costs	(16.4)	(5.1)	(11.5)	(2.1)
Loss on redemption of Senior Secured Notes	(31.8)	—	—	—
Realized and unrealized gain (loss) on non-hedged derivatives	61.1	(7.3)	22.6	(8.6)
(Loss) gain on foreign exchange	(1.3)	7.1	(5.6)	(1.5)
Other losses	(8.1)	(7.7)	(1.2)	(2.0)
Earnings before taxes	278.8	258.4	48.7	51.8
Income tax expense	(79.8)	(79.4)	(12.4)	(18.3)
Net earnings	199.0	179.0	36.3	33.5
Earnings per share
Basic	0.43	0.42	0.08	0.07
Diluted	0.42	0.40	0.08	0.07

	As at December 31		As at March 31
Consolidated Balance Sheet Data:	$	$	$
(in millions of U.S. dollars)	2012	2011	2013
Mineral properties	3,134.9	2,695.3	3,190.4
Total assets	4,283.7	3,368.7	4,302.2
Long-term debt	847.8	251.7	854.3
Reclamation and closure cost obligations	68.5	50.7	67.0
Common shares	2,618.4	2,464.0	2,624.1
Shareholders’ equity	2,676.5	2,282.4	2,730.1

GLOSSARY

This Glossary forms part of the Offer. In the accompanying summary, Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:

“2002 Option Plan” means the 2002 Stock Option Plan (amended) of Rainy River, as amended from time to time;

“2012 Option Plan” means the Incentive Stock Option Plan of Rainy River, as ratified, confirmed and approved by the Shareholders on May 28, 2012, as amended from time to time;

“Acquiring Person” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“Acquisition Agreement” means the acquisition agreement dated May 31, 2013 between New Gold and Rainy River, as amended from time to time;

“Acquisition Proposal” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Non Solicitation Covenant”;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to Section 102 of the Competition Act with respect to the transactions contemplated in the Acquisition Agreement;

“affiliate” has the meaning ascribed thereto in the BCSA;

“Agent’s Message” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”;

“allowable capital loss” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”;

“associate” has the meaning ascribed thereto in the BCSA;

“BCBCA” means the Business Corporations Act (British Columbia), as amended or replaced from time to time;

“BCSA” means the Securities Act (British Columbia), as amended or replaced from time to time;

“BMO” means BMO Nesbitt Burns Inc., financial advisor to Rainy River;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS and/or DTC, as applicable;

“business combination” has the meaning ascribed thereto in MI 61-101;

“business day” means, unless otherwise specified herein, a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

“Cash Electing Shareholder” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer — Pro Rationing”;

“Cash Option” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Cassels” means Cassels Brock & Blackwell LLP, Canadian counsel to New Gold;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which at the date hereof is CDS & Co.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“Change of Control Time” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination of the Acquisition Agreement”;

“CIBC” means CIBC World Markets Inc., financial advisor to the Special Committee;

“Circular” means the take-over bid circular accompanying and forming part of the Offer;

“Code” has the meaning given to it in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under subsection 7(1) of the Competition Act, or his designee;

“Compelled Acquisition” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compelled Acquisition”;

“Competition Act” means the Competition Act (Canada) and the regulations promulgated thereunder, as amended or replaced from time to time;

“Competition Act Approval” means (a) issuance of an Advance Ruling Certificate where such Advance Ruling Certificate has not been rescinded prior to the Expiry Time, (b) New Gold and Rainy River have given notice required under Section 114 of the Competition Act with respect to the transactions contemplated by the Acquisition Agreement and the applicable waiting periods under Section 123 of the Competition Act have expired or have been terminated or waived in accordance with the Competition Act, or (c) the obligation to give the requisite notice has been waived pursuant to paragraph 113(c) of the Competition Act, and, in the case of (b) or (c), a No-Action Letter, in a form acceptable to New Gold, acting reasonably, has been issued and has not been rescinded prior to the Expiry Time (except where such rescission is owing to any conduct by New Gold);

“Competition Challenge” has the meaning ascribed thereto in Section 18 of the Circular, “Regulatory Considerations — Competition Laws”;

“Competition Tribunal” means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Confidentiality Agreements” means the confidentiality agreements dated May 3, 2013, May 22, 2012 and December 1, 2009, respectively, between Rainy River and New Gold;

“Convention” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction”;

“Court” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“CRA” means the Canada Revenue Agency;

“December 2012 Proposals” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Eligibility of New Gold Shares for Investment”;

“Depositary” means Computershare Trust Company of Canada;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“Directors’ Circular” means the directors’ circular of the Rainy River Board dated June 18, 2013 recommending that Shareholders accept the Offer;

“Dissenting Offeree” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Dividends and Distributions”;

“DRS Advice” means, with respect to the applicable securities, written evidence of the book entry issuance or holding of such securities issued to the holder of such securities by the transfer agent of such securities;

“DTC” means The Depository Trust Company, or its nominee;

“Effective Time” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“Elected Amount” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election”;

“Eligible Holder” means a Shareholder who elects the Share Option or elects the Cash Option but the prorating provisions of the Offer apply pursuant to the Offer and who is (a) a resident of Canada for the purposes of the Tax Act and any applicable tax treaty or convention and who is not exempt from tax on income under the Tax Act, or (b) a non-resident of Canada for the purposes of the Tax Act and any applicable tax treaty or convention whose Shares are “taxable Canadian property” (as defined by the Tax Act) to such Shareholder and who is not exempt from Canadian tax in respect of any gain such Shareholder would realize on a disposition of Shares by reason of an exemption contained in the Tax Act or an applicable income tax treaty or convention, or (c) a partnership if one or more members of the partnership are described in (a) or (b);

“Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

“Employee Share Purchase Plan” means the Employee Share Purchase Plan of Rainy River having an effective date of April 17, 2012;

“Expiry Time” means 5:00 p.m. (Toronto time) on July 24, 2013, or such later time or times and date or dates as may be fixed by New Gold from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by New Gold;

“Flip-in Event” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“fully-diluted basis” means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all of the in-the-money Options were exercised;

“Governmental Entity” means any: (a) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or political subdivision thereof, any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange, including the TSX and the NYSE MKT; (c) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

“IFRS” means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC Interpretations (as issued by the Standing Interpretations Committee);

“Information Agent” means Kingsdale Shareholder Services Inc.;

“insider” has the meaning ascribed thereto in the BCSA;

“IRS” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances or other requirements of any Governmental Entity having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Letter of Transmittal” means, with respect to the Offer, the letter of transmittal and election form in the form accompanying the Offer and Circular (printed on YELLOW paper) and, with respect to a Compulsory Acquisition or a Subsequent Acquisition Transaction, the letter of transmittal accompanying the Offeror’s Notice delivered in connection with such transaction;

“Lock-Up Agreements” means the lock-up agreements dated May 31, 2013 between New Gold and each of the Locked-Up Shareholders, as amended from time to time;

“Locked-Up Shareholders” means, collectively, each of the directors and officers of Rainy River, beneficially owning in aggregate Shares representing approximately 4.8% of the Shares on a fully-diluted basis, and “Locked-Up Shareholder” means any one of the Locked-Up Shareholders;

“Market Price” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“Match Period” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Non Solicitation Covenant”;

“Material Adverse Effect” means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole, other than any effect:

(a)                                 relating to the economy, political conditions or securities markets in general in the jurisdictions in which such person has material operations or to any natural disaster, epidemic, act of terrorism or sabotage, military action or war (whether or not declared) or any escalation or worsening thereof;

(b)                                 affecting the gold mining industry in general;

(c)                                  resulting from a change in the market price for gold;

(d)                                 related to any changes in currency exchange rates, interest rates or inflation;

(e)                                  resulting from compliance with the Acquisition Agreement or from any action or inaction of Rainy River or the Rainy River Subsidiary to which New Gold has expressly consented in writing;

(f)                                   relating to a change in the market trading price of shares of that person, either:

(i)                                     related to the Acquisition Agreement and the Offer or the announcement thereof, or

(ii)                                  related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (a), (b), (c), (d), (e) and (g); or

(g)                                  relating to any generally applicable change in applicable Laws (other than orders, judgments or decrees against such person or any of its subsidiaries) or in accounting principles or standards applicable to that person;

provided, however, that the effect referred to in clause (a), (b), (c), (d), (e) or (g) above does not primarily relate only to (or have the effect of primarily relating only to) such person and its subsidiaries, taken as a whole, or disproportionately adversely affect such person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which it and its subsidiaries operate;

“material fact” has the meaning ascribed thereto in the BCSA;

“Maximum Cash Consideration” means the result obtained when the product of $3.83 multiplied by the aggregate number of Shares outstanding on a fully-diluted basis (that are not held by New Gold) is multiplied by 0.50, and is approximately $198 million based on the aggregate number of Shares outstanding as at May 30, 2013 on a fully-diluted basis;

“Maximum Share Consideration” means that number of New Gold Shares that is equal to (i) 0.5, multiplied by (ii) the aggregate number of Shares outstanding on a fully-diluted basis (that are not held by New Gold), multiplied by (iii) 0.50, and is approximately 25.8 million New Gold Shares based on the aggregate number of Shares outstanding as at May 30, 2013 on a fully-diluted basis;

“Maximum Take-Up Date Cash Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer — Pro Rationing”;

“Maximum Take-Up Date Share Consideration” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer — Pro Rationing”;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Mineral Property Option Agreements” means, collectively, the 21 mineral property option agreements entered into by Rainy River and disclosed by Rainy River to New Gold;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“New Gold” means New Gold Inc., a corporation existing under the laws of the Province of British Columbia;

“New Gold Expense Reimbursement Amount” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination Payment and Expense Reimbursement Payments”;

“New Gold Series A Warrants” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Information Concerning Securities of New Gold — Authorized and Outstanding Share Capital”;

“New Gold Shares” means the common shares of New Gold, and “New Gold Share” means one common share of New Gold;

“New Gold Termination Event” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination of the Acquisition Agreement”;

“NI 43-101” means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as amended or replaced from time to time;

“No-Action Letter” means a written letter from the Commissioner confirming that the Commissioner does not, at that time, intend to make an application for an order under Section 92 of the Competition Act;

“Non-Resident Shareholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on PINK paper);

“Notifiable Transactions” has the meaning ascribed thereto in Section 18 of the Circular, “Regulatory Considerations — Competition Laws”;

“Notification” has the meaning ascribed thereto in Section 18 of the Circular, “Regulatory Considerations — Competition Laws”;

“Number of Delivered New Gold Shares” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer — Pro Rationing”;

“NYSE MKT” means NYSE MKT LLC;

“Offer” means the offer to purchase Shares and SRP Rights made hereby to the Shareholders pursuant to the terms set forth herein and subject to the conditions set out herein;

“Offeror’s Notice” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”;

“Option Plans” means, collectively, the 2002 Option Plan and the 2012 Option Plan;

“Options” means, collectively, the options issued and outstanding as of May 31, 2013 pursuant to the Option Plans;

“OSA” means the Securities Act (Ontario), as amended or replaced from time to time;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Outside Date” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination of the Acquisition Agreement”;

“Outside Date Termination Event” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination of the Acquisition Agreement”;

“Participation Agreement” means the Participation Agreement entered into between Rainy River and the First Nations identified as signatories therein, dated as of March 22, 2012, as amended November 9, 2012;

“Paul, Weiss” means Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to New Gold;

“Permitted Bid” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“person” means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, other legal representative and any other form of entity or organization;

“PFIC” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Potential Treatment of Rainy River as a PFIC”;

“Purchase Price” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Purchased Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance — Power of Attorney”;

“QEF” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Potential Treatment of Rainy River as a PFIC”;

“Rainy River” means Rainy River Resources Ltd., a corporation existing under the laws of the Province of British Columbia, including, if the context so requires, its affiliates;

“Rainy River Board” means the board of directors of Rainy River;

“Rainy River Expense Reimbursement Amount” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination Payment and Expense Reimbursement Payments”;

“Rainy River Subsidiary” means 608457 B.C. Ltd.;

“Rainy River Termination Event” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination of the Acquisition Agreement”;

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets, financial advisor to New Gold;

“Representative” means, in respect of a person, its subsidiaries and its affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

“Resident Shareholder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada”;

“RRIF” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting”;

“RRSP” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting”;

“SEC” means the United States Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval on the Canadian Securities Administrators’ website at www.sedar.com;

“Separation Time” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“Share Electing Shareholder” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer — Pro Rationing”;

“Share Option” has the meaning ascribed thereto in Section 1 of the Offer, “The Offer”;

“Shareholder Rights Plan” means the shareholder rights plan of Rainy River dated February 6, 2012, ratified by Shareholders on May 28, 2012;

“Shareholders” means holders of Shares;

“Shares” means the issued and outstanding common shares of Rainy River together with any associated SRP Rights, including common shares that may become issued and outstanding after the date of the Offer upon the exercise, exchange or conversion of the Options or Warrants or any other outstanding rights, and “Share” means any one common share of Rainy River;

“Soliciting Dealer” has the meaning ascribed thereto in Section 22 of the Circular, “Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 22 of the Circular, “Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group”;

“Special Committee” means the committee of the Rainy River Board composed of Dale Peniuk, Stuart Averill, Leo Berezan, James Excell and Richard Pettit;

“SRP Exercise Price” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“SRP Right” has the meaning ascribed thereto in Section 21 of the Circular, “Shareholder Rights Plan”;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”;

“subsidiary” means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Ability of Rainy River to Accept a Superior Proposal and New Gold’s Right to Match”;

“Superior Proposal Notice” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Ability of Rainy River to Accept a Superior Proposal and New Gold’s Right to Match”;

“take up”, in reference to Shares, means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and “take-up”, “taking up” and “taken up” have corresponding meanings;

“Take-Up Date” means any date on which New Gold takes up and pays for Shares pursuant to the Offer or acquires Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction;

“Tax Act” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Tax Election” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election”;

“Tax Proposals” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“taxable capital gain” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses”;

“Termination Payment” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination Payment and Expense Reimbursement Payments”;

“Termination Payment Event” has the meaning ascribed thereto in Section 6 of the Circular, “Acquisition Agreement — Termination Payment and Expense Reimbursement Payments”;

“TFSA” has the meaning ascribed thereto in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting”;

“Treasury Regulations” means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“U.S. Shareholder” has the meaning ascribed thereto in Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Waiver” has the meaning ascribed thereto in Section 18 of the Circular, “Regulatory Considerations — Competition Laws”; and

“Warrants” means the share purchase warrants issued by Rainy River and expiring on February 2, 2017, with an exercise price of $10.00 per Share and relating to the right to purchase an aggregate of 100,000 Shares.

OFFER

The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, capitalized terms used but not defined in the Offer have the respective meanings set out in the accompanying Glossary.

June 18, 2013

TO: THE HOLDERS OF SHARES OF RAINY RIVER

1.                                      The Offer

New Gold is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares and SRP Rights, including all Shares issued after the date hereof but before the Expiry Time upon the exercise, exchange or conversion of the Options or Warrants or any other outstanding rights, for a purchase price (the “Purchase Price”) of, at the election of the Shareholder, either:

(a)                                 $3.83 in cash for each Share (the “Cash Option”); or

(b)                                 0.5 of a New Gold Share for each Share (the “Share Option”),

in each case subject to pro ration as set forth below.

The Offer represents a premium of 67% to the volume weighted average price of the Shares on the TSX for the 20-day period ended May 30, 2013, the last trading day prior to the announcement of New Gold’s intention to make the Offer.

The obligation of New Gold to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, “Conditions of the Offer”.

All cash payable under the Offer will be paid in Canadian dollars. Any cash consideration paid under the Offer will be rounded down to the nearest whole cent.

Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration paid by New Gold for the Shares will be allocated to the SRP Rights.

The Offer is being made only for Shares and SRP Rights and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of such Options or Warrants and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options or Warrants will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

Election of Cash Option or Share Option

Each Shareholder wishing to accept the Offer may elect, in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, the Cash Option or the Share Option with respect to all of such Shareholder’s Shares (and may not apportion such Shareholder’s Shares between such consideration alternatives). A Shareholder who fails to elect the Cash Option or the Share Option in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable, will be deemed to have elected the Cash Option for all of such Shareholder’s Shares deposited under the Offer.

The maximum amount of cash payable by New Gold under the Offer is approximately $198 million and the maximum number of New Gold Shares issuable pursuant to the Offer is approximately 25.8 million New Gold Shares (based on the number of Shares outstanding on a fully-diluted basis as at May 30, 2013).

Pro Rationing

The Maximum Cash Consideration and the Maximum Share Consideration will be prorated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Cash Consideration and the Maximum Share Consideration. Accordingly:

(a)                                 the aggregate amount of cash that New Gold will pay as consideration for Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Cash Consideration multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Shares not held by New Gold on the date of the Offer, calculated on a fully-diluted basis (the “Maximum Take-Up Date Cash Consideration”); and

(b)                                 the aggregate number of New Gold Shares that New Gold will issue as consideration for Shares pursuant to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction on any Take-Up Date shall not exceed the Maximum Share Consideration multiplied by a fraction, the numerator of which is the number of Shares to be taken up on such Take-Up Date and the denominator of which is the total number of outstanding Shares not held by New Gold on the date of the Offer, calculated on a fully-diluted basis (the “Maximum Take-Up Date Share Consideration”).

The actual consideration to be received by a Shareholder electing (or deemed to be electing) the Cash Option (a “Cash Electing Shareholder”) and a Shareholder electing the Share Option (a “Share Electing Shareholder”) is subject to the following:

(a)                                 if, on any Take-Up Date, the aggregate cash consideration that would otherwise be payable by New Gold to Cash Electing Shareholders in respect of their Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Cash Consideration, then the Maximum Take-Up Date Cash Consideration will be prorated among the Cash Electing Shareholders such that each Cash Electing Shareholder will receive an amount equal to the amount of the cash sought by such Cash Electing Shareholder multiplied by a fraction, the numerator of which is the Maximum Take-Up Date Cash Consideration, and the denominator of which is the aggregate amount of the cash consideration sought by all Cash Electing Shareholders on such Take-Up Date, and each such Cash Electing Shareholder will receive the balance of the consideration to which they are entitled in the form of a number of New Gold Shares, calculated by dividing such balance by $7.66, rounded down to the nearest whole number (with cash paid in lieu of any fractional New Gold Share); and

(b)                                 if, on any Take-Up Date, the number of New Gold Shares that would otherwise be issuable to Share Electing Shareholders in respect of their Shares to be taken up on such Take-Up Date exceeds the Maximum Take-Up Date Share Consideration, then the Maximum Take-Up Date Share Consideration will be prorated among the Share Electing Shareholders such that each Share Electing Shareholder will receive a number of New Gold Shares (the “Number of Delivered New Gold Shares”) equal to the number of New Gold Shares sought by such Share Electing Shareholder multiplied by a fraction (rounded to four decimal places), the numerator of which is the Maximum Take-Up Date Share Consideration, and the denominator of which is the aggregate number of New Gold Shares sought by all Share Electing Shareholders in respect of their Shares to be taken up on such Take-Up Date, rounded down to the nearest whole number (with cash paid in lieu of any fractional New Gold Share), and each such Share Electing Shareholder will receive the balance of the consideration to which they are entitled in cash, calculated by subtracting (i) the product of (A) the Number of Delivered New Gold Shares multiplied by (B) $7.66, from (ii) the product of (A) $3.83 multiplied by (B) the number of Shares of the Share Electing Shareholder taken up by New Gold on such Take-Up Date, and the result thereof is rounded down to the nearest $0.01.

For greater certainty: (a) if a Shareholder elects (or is deemed to elect) the Cash Option and, as a result of the prorationing described above, receives any New Gold Shares, such Shareholder will be deemed to have received a proportionate amount of cash and New Gold Shares as consideration for each whole Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected (or is deemed to have elected) the Cash Option; and (b) if a Shareholder elects the Share Option and, as a result of the prorationing described above, receives any cash consideration, such Shareholder will be deemed to have received a proportionate amount of New Gold Shares and cash as consideration for each whole Share deposited under the Offer by such Shareholder in respect of which the Shareholder elected the Share Option.

If all Shareholders deposited their Shares to the Cash Option or all Shareholders deposited their Shares to the Share Option, each Shareholder would be entitled to receive approximately $1.91 in cash and 0.25 of a New Gold Share for each Share deposited, subject to adjustment for fractional shares.

No Fractional Shares

No fractional New Gold Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional New Gold Share will receive the applicable number of New Gold Shares, rounded down to the nearest whole number, and cash in lieu of the fractional New Gold Share, rounded down to the nearest whole cent. Any cash paid in lieu of any fractional New Gold Share hereunder shall be in addition to and shall not reduce the Maximum Cash Consideration. In the event a Shareholder is entitled to receive cash in lieu of any fractional New Gold Share, the cash payment will be equal to such fractional New Gold Share multiplied by $7.66, rounded down to the nearest whole cent.

Rainy River Board Recommendation

The Rainy River Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Rainy River and the Shareholders and, accordingly, has unanimously approved the entering into of the Acquisition Agreement and unanimously recommends that Shareholders accept the Offer and tender their Shares to the Offer. For further information, see Section 6 of the Circular, “Acquisition Agreement — Support of the Offer”, and the accompanying Directors’ Circular.

Options and Warrants

The Offer is being made only for Shares and SRP Rights and is not made for any Options or Warrants. Any holder of Options or Warrants who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options or Warrants in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer.

The Rainy River Board passed resolutions on June 14, 2013 to accelerate the vesting of unvested Options, conditional upon New Gold taking up Shares under the Offer, such that all Options are fully vested and exercisable for purposes of tendering the underlying Shares to the Offer. If the Offer is not completed, holders who exercised their Options (i) may return, or (ii) if such Options were accelerated, will be required to return, to Rainy River all Shares issued pursuant to such exercised Options, and such Options will be reinstated as if they had not been exercised. Additionally, Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time.

Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River and the Rainy River Board, as applicable, having made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that has not been exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option if such holder had been the holder of the number of Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer).

Rollover Election

Eligible Holders may, depending on the circumstances, make the necessary joint tax election with New Gold to obtain a full or partial tax-deferred rollover for Canadian federal income tax purposes. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Right of Dissent

Shareholders who do not deposit their Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event New Gold acquires at least 90% of the issued and outstanding Shares or acquires such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

No Offer Where Unlawful

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, New Gold may, in New Gold’s sole discretion, take such action as New Gold may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Further Information

Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Fees and Expenses

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Non-Registered Shareholders

Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.                                      Time for Acceptance

The Offer is open for acceptance from the date of the Offer until 5:00 p.m. (Toronto time) on July 24, 2013, or such later time or times and date or dates as may be fixed by New Gold from time to time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, unless the Offer is withdrawn by New Gold.

3.                                      Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

(a)                                 the certificate(s) or DRS Advice(s) representing the Shares in respect of which the Offer is being accepted;

(b)                                 a Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal; and

(c)                                  all other documents required by the instructions set out in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading “— Procedure for Guaranteed Delivery” or in compliance with the procedures for book-entry transfers set out below under the heading “— Acceptance by Book-Entry Transfer”.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

In certain cases, the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See “— Letter of Transmittal Signature Guarantees” below and the instructions set out in the Letter of Transmittal.

Letter of Transmittal Signature Guarantees

No signature guarantee is required on the Letter of Transmittal if:

(a)                                 the Letter of Transmittal is signed by the registered owner of Shares exactly as the name of the registered holder appears on the Share certificate(s) or DRS Advice(s) deposited therewith, and the consideration payable under the Offer is to be delivered directly to such registered holder; or

(b)                                 Shares are deposited for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate or DRS Advice representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the consideration payable under the Offer is to be delivered to a person other than the registered holder, the certificate or DRS Advice must be endorsed or accompanied by an appropriate share transfer power of attorney, as applicable and in either case, signed exactly as the name of the registered holder appears on the certificate or DRS Advice with the signature on the certificate or power of attorney, as applicable, guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Shares under the Offer and (a) the certificate(s) or DRS Advice(s) representing the Shares is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Shares on a timely basis, or (c) the certificate(s) or DRS Advice(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

(a)                                 the deposit is made by or through an Eligible Institution;

(b)                                 a Notice of Guaranteed Delivery (printed on PINK paper), in the form accompanying the Offer, properly completed and executed, or a manually executed facsimile thereof, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

(c)                                  the certificate(s) or DRS Advice(s) representing all deposited Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

If a Shareholder delivers a Notice of Guaranteed Delivery in respect of Shares deposited with a subsequent Letter of Transmittal, the election (or deemed election) made in that Notice of Guaranteed Delivery as to the consideration to be received will supersede any election made in such subsequent Letter of Transmittal.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) or DRS Advice(s) representing Shares and all other required documents to an address or transmission by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Shares under the Offer.

Shareholders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent’s Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), or a manually executed facsimile thereof, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has entered into an ATOP (Automated Tender Offer Program) agreement with DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to deliver an Agent’s Message of the book-entry transfer of a Shareholder’s Shares to the Depositary in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either an Agent’s Message in respect thereof or a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent’s Message should be sent to the Depositary.

The term “Agent’s Message” means a message transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that New Gold may enforce such agreement against such participant.

SRP Rights

Shareholders are required to deposit any SRP Rights associated with a Share in order to effect a valid deposit of such Share. While the Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan, New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer. Rainy River has advised New Gold that the Rainy River Board has waived the application of the Shareholder Rights Plan in regards to the Offer. Therefore, if the Rainy River Board does not terminate or vary this waiver such that the Separation Time does not occur prior to the Expiry Time, Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares.

General

The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for the Shares deposited and taken up by New Gold will be made only after timely receipt by the Depositary of: (a) the certificate(s) or DRS Advice(s) representing the Shares (or a Book-Entry Confirmation for the Shares, as applicable); (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Shares deposited using the procedures for book-entry transfer established by CDS, a Book-Entry Confirmation for the Shares and, in the case of Shares deposited using the procedures for book-entry transfer established by DTC, an Agent’s Message); and (c) all other required documents.

The method of delivery of certificate(s) or DRS Advice(s) representing Shares (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. New Gold recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Shares that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares if they wish to accept the Offer.

All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by New Gold in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. New Gold reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. New Gold reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of New Gold, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit of Shares or any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. New Gold’s interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

New Gold reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Under no circumstance will interest accrue or any amount be paid by New Gold or the Depositary by reason of any delay in exchanging any Shares or in making payments for any Shares to any person on account of Shares accepted for payment under the Offer.

Dividends and Distributions

Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to New Gold all right, title and interest in and to the Shares and SRP Rights associated therewith covered by the Letter of Transmittal or book-entry transfer (collectively, the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”).

If, on or after the date of the Offer, Rainy River should declare, set aside or pay any dividend or other Distribution, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of New Gold or its nominee or transferee on the securities register maintained by or on behalf of Rainy River in respect of Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”): (a) in the case of any such cash dividends or other Distributions that in an aggregate amount do not exceed the cash consideration per Share payable by New Gold pursuant to the Offer, the amount of the dividends or other Distributions will be received and held by the depositing Shareholder for the account of New Gold until New Gold pays for such Shares and the Purchase Price payable by New Gold pursuant to the Offer will be reduced by the amount of any such dividend or other Distribution; and (b) in the case of any such cash dividend or other Distribution that in an aggregate amount exceeds the cash consideration per Share payable by New Gold pursuant to the Offer, or in the case of any non-cash dividend or other Distribution, the whole of any such dividend or other Distribution (and not simply the portion that exceeds the Purchase Price payable by New Gold under the Offer) will be received and held by the depositing Shareholder for the account of New Gold and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of New Gold, accompanied by appropriate documentation of transfer. Pending such remittance and transfer, New Gold will be entitled to all rights and privileges as the owner of any such dividend or Distribution and may withhold the entire Purchase Price payable by New Gold under the Offer or deduct from the consideration payable by New Gold under the Offer the amount or value thereof, as determined by New Gold in its sole discretion.

The declaration or payment of any such Distribution may have tax consequences not discussed in Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, or Section 20 of the Circular, “Certain United States Federal Income Tax Considerations”.

Power of Attorney

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the “Effective Time”) that New Gold takes up such Shareholder’s Deposited Shares (which Deposited Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the “Purchased Shares”), New Gold, each director and officer of New Gold and any other person designated by New Gold in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of such Shareholder with respect to such Purchased Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

(a)                                 to register or record the transfer and/or cancellation of such Purchased Shares (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Rainy River;

(b)                                 for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by New Gold, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to New Gold in respect of any or all Purchased Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Rainy River;

(c)                                  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

(d)                                 to exercise any other rights of a shareholder with respect to such Purchased Shares (including any Distributions).

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 8 of the Offer, “Withdrawal of Deposited Shares”.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise, or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Rainy River and, except as may be agreed to by New Gold in writing, not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to New Gold any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Purchased Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the person or persons specified by New Gold as the proxy or the proxy nominee or nominees of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and, except as may be agreed to by New Gold in writing, no subsequent proxies or other authorizations, consents or directions may be given by such person with respect thereto.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of New Gold, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares to New Gold. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during and shall survive any subsequent death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder’s Representations and Warranties

The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and New Gold, effective immediately following the time at which New Gold takes up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions; (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions, to any other person; (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (e) when the Deposited Shares and Distributions are taken up and paid for by New Gold, New Gold will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.                                      Conditions of the Offer

Notwithstanding any other provision of the Offer and subject to applicable Laws, and in addition to (and not in limitation of) New Gold’s right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, “Extension, Variation or Change in the Offer”, New Gold will have the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by New Gold at or prior to the Expiry Time:

(a)                                 there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes at least 66 2/3% of the Shares outstanding at the Expiry Time on a fully-diluted basis (the “Minimum Tender Condition”);

(b)                                 the Acquisition Agreement shall not have been terminated in accordance with its terms;

(c)                                  New Gold shall have determined, acting reasonably, that:

(i)                                     no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

(ii)                                  no Law shall have been proposed, enacted, promulgated or applied, in any case:

(A)                               to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to New Gold of Shares, the right of New Gold to own or exercise full rights of ownership of Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(B)                               which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, could in New Gold’s reasonable judgement constitute a Material Adverse Effect in respect of Rainy River; or

(C)                               which would materially and adversely affect (i) the value of Shares to New Gold, or (ii) the ability of New Gold to proceed with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or taking up and paying for any Shares deposited under the Offer;

(d)                                 there shall not exist any prohibition at Law against New Gold making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(e)                                  all government and regulatory approvals, including the Competition Act Approval, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, certificates, rulings, decisions, statements of no objection and exemptions, that are required by Law to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to New Gold and Rainy River, acting reasonably;

(f)                                   New Gold shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally or to New Gold in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Rainy River or of the Rainy River Subsidiary that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Rainy River;

(g)                                  Rainy River shall have complied in all material respects with its covenants and obligations under the Acquisition Agreement to be complied with at or prior to the Expiry Time and all representations and warranties made by Rainy River in the Acquisition Agreement shall be true and correct at and as of the Expiry Time as if made at such time except for those expressly stated to speak as of an earlier time, except where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Rainy River;

(h)                                 New Gold shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made, (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of Rainy River with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release and management information circular, which New Gold shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Rainy River;

(i)                                     there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of New Gold, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States;

(j)                                    the Rainy River Board shall have waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer;

(k)                                 Rainy River shall have made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time;

(l)                                     Rainy River and the Rainy River Board, as applicable, shall have made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that is outstanding and has not been duly exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option in connection with the Offer if such holder had been the registered holder of the number of Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer);

(m)                             with respect to any other rights outstanding to acquire Shares under any other existing agreements, contracts or other arrangements, including without limitation the Mineral Property Option Agreements and the Participation Agreement, Rainy River shall have made commercially reasonable efforts to ensure that such agreements and rights are amended to provide for the issuance of New Gold Shares in lieu of that number of Shares otherwise issuable under the terms of such existing agreements and/or rights, as adjusted in accordance with the applicable exchange ratio under the Share Option in connection with the Offer; and

(n)                                 with respect to the outstanding Employee Share Purchase Plan, Rainy River shall have taken all necessary actions and steps to issue share certificates representing all outstanding Shares that are credited to any participant under the Employee Share Purchase Plan (and therefore beneficially owned by such participant under the terms of the Employee Share Purchase Plan) in order to facilitate the tender of such Shares to the Offer by such participant prior to the Expiry Time, and the Rainy River Board shall have taken all necessary actions and steps (including, without limitation, passing all necessary resolutions, providing all necessary notices, making all necessary filings and obtaining all necessary consents) immediately thereafter to ensure that the Employee Share Purchase Plan is terminated and no further rights or credits are granted thereunder.

The foregoing conditions are for the exclusive benefit of New Gold and may be asserted by New Gold regardless of the circumstances giving rise to any such assertion, including any action or inaction by New Gold. New Gold may, in its sole discretion, modify or waive any term or condition of the Offer, provided that New Gold shall not, without the prior consent of Rainy River: (a) modify the Minimum Tender Condition; (b) waive the Minimum Tender Condition; (c) impose additional conditions to the Offer; (d) decrease the consideration per Share (other than in accordance with the Acquisition Agreement, if Rainy River declares, sets aside or pays any dividend or other Distribution to the Shareholders of record as of a time prior to the Expiry Time); (e) decrease the number of Shares in respect of which the Offer is made; (f) change the amount or form of consideration payable under the Offer (other than in accordance with the Acquisition Agreement, if Rainy River declares, sets aside or pays any dividend or other Distribution to the Shareholders of record as of a time prior to the Expiry Time) and/or to increase the total consideration per Share and/or add additional consideration; or (g) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Shareholders.

Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) by New Gold to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, New Gold will make a public announcement of such waiver, termination or withdrawal and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders and to all holders of Options and Warrants. If the Offer is withdrawn, New Gold will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all Deposited Shares in accordance with Section 7 of the Offer, “Return of Deposited Shares”.

5.                                      Extension, Variation or Change in the Offer

The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in New Gold’s sole discretion, unless the Offer is withdrawn by New Gold.

Subject to the limitations hereafter described, New Gold reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Shares have not been taken up prior to the extension or variation and to all holders of Options and Warrants. New Gold shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

New Gold may extend the Expiry Time (a) in order to contest or appeal any injunction or order made by a Governmental Entity against the take-up and/or payment for the Shares tendered to the Offer or to seek any regulatory waiver, consent or approval which is necessary to permit New Gold to take up and pay for the Shares tendered to the Offer, by an aggregate maximum of 60 days, (b) as required by Law in the event New Gold waives any condition of the Offer, (c) for one or more additional offer periods not exceeding, in the aggregate, 60 days, in order to permit Shareholders to deposit their Shares to the Offer, or (d) if all of the conditions to the Offer have been satisfied, after having taken up all of the Shares tendered to the Offer, in order to permit other Shareholders to deposit their Shares to the Offer.  New Gold shall not terminate or withdraw the Offer prior to any scheduled Expiry Time without the prior written consent of Rainy River, except if the Acquisition Agreement is terminated in accordance with its terms.

Where the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of New Gold or of an affiliate of New Gold unless it is a change in a material fact relating to the New Gold Shares), New Gold will promptly: (a) make a public announcement of the change in information to the extent and in the manner required by applicable Laws; and (b) give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to provide notice of such change in the manner set forth in Section 10 of the Offer, “Notices and Delivery”, to all registered Shareholders whose Shares have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Options and Warrants. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by New Gold if all of the terms and conditions of the Offer, except those waived by New Gold, have been fulfilled or complied with, unless New Gold first takes up all Shares deposited under the Offer and not withdrawn.

During any extension or in the event of any variation of the Offer or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by New Gold in accordance with the terms hereof, subject to Section 8 of the Offer, “Withdrawal of Deposited Shares”. An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by New Gold of its rights under Section 4 of the Offer, “Conditions of the Offer”.

If, prior to the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.                                      Take-Up of and Payment for Deposited Shares

If all of the conditions described in Section 4 of the Offer, “Conditions of the Offer”, have been fulfilled or waived by New Gold at or prior to the Expiry Time, New Gold will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonably practicable, and in any event not later than three business days following the time at which New Gold becomes entitled to take up Shares under the Offer and pursuant to applicable Laws.

New Gold will be deemed to have taken up and accepted for payment Shares validly deposited and not properly withdrawn under the Offer if, as and when New Gold gives written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) to that effect to the Depositary at its principal office in Toronto, Ontario. Subject to applicable Laws, New Gold expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Shares, if any condition specified in Section 4 of the Offer, “Conditions of the Offer”, is not fulfilled or waived by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) to that effect to the Depositary at its principal office in Toronto, Ontario. New Gold also expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares in order to comply, in whole or in part, with any applicable Laws or governmental regulatory approval. New Gold will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer and not withdrawn.

New Gold will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient DRS Advices representing New Gold Shares and sufficient funds (by bank transfer or other means satisfactory to the Depositary) for transmittal to depositing Shareholders, subject to the maximum amounts described in Section 1 of the Offer, “The Offer — Election of Cash Option or Share Option”. Under no circumstances will interest accrue, or be paid by New Gold or the Depositary to persons depositing Shares, on the Purchase Price of Shares purchased by New Gold, regardless of any delay in making payments for Shares.

The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from New Gold and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares under the Offer.

All cash payments under the Offer will be made in Canadian dollars.

Settlement with each Shareholder who has deposited (and not withdrawn) Shares under the Offer will be made by, if the depositing Shareholder elects (or is deemed to elect) the Cash Option, the Depositary issuing, or causing to be issued, a cheque (except for payments in excess of $25 million, which will be made by wire transfer, as set out in the Letter of Transmittal) payable in Canadian funds in the amount to which the person depositing Shares is entitled and, if the depositing Shareholder elects the Share Option, the Depositary forwarding a DRS Advice representing the number of New Gold Shares to which the person depositing Shares is entitled (or, in the case of Shares deposited by book-entry transfer, crediting the applicable number of New Gold Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made).

Unless otherwise directed in the Letter of Transmittal, the cheque or the DRS Advice (or, in the case of Shares deposited by book-entry transfer, the credit of New Gold Shares), as applicable, will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the cheque or the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque or the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque or the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Rainy River. Cheques and DRS Advices mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, New Gold may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

7.                                     Return of Deposited Shares

Any Deposited Shares that are not taken up and paid for by New Gold pursuant to the terms and conditions of the Offer for any reason will be returned, at New Gold’s expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (a) sending certificates or DRS Advices representing the Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Rainy River; or (b) in the case of Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, crediting such Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

8.                                      Withdrawal of Deposited Shares

Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

(a)                                 at any time before such Shares have been taken up by New Gold under the Offer;

(b)                                 if such Shares have not been paid for by New Gold within three business days after having been taken up; or

(c)                                  at any time before the expiration of ten days from the date upon which either:

(i)                                     a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of New Gold or of an affiliate of New Gold unless it is a change in a material fact relating to the New Gold Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

(ii)                                  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for Shares where the Expiry Time is not extended for more than ten days from after the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable Governmental Entities) and only if such deposited Shares have not been taken up by New Gold at the date of the notice.

Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or the Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn, and (c) specify such person’s name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate or the account number shown on each DRS Advice, as applicable, representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

A withdrawal of Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of a properly completed and executed written notice of withdrawal.

Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by New Gold, in its sole discretion, and such determination will be final and binding. None of New Gold, the Depositary or the Information Agent or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

If New Gold extends the period of time during which the Offer is open, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to New Gold’s other rights, Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of New Gold and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

Withdrawals cannot be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 26 of the Circular, “Statutory Rights”.

9.                                      Changes in Capitalization; Adjustments; Liens

If, on or after the date of the Offer, Rainy River should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, issue any Shares, issue, grant or sell any Options, Warrants or other convertible securities, or disclose that it has taken or intends to take any such action, then New Gold may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments as it considers appropriate to the Purchase Price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer, “Extension, Variation or Change in the Offer”.

Shares acquired under the Offer will be transferred by the Shareholder and acquired by New Gold free and clear of all liens, restrictions, charges, encumbrances, claims and equities, whether or not separated from Shares.

10.                               Notices and Delivery

Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by New Gold or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Shareholders (and to registered holders of Options and Warrants) at their respective addresses as shown on the securities registers maintained by or on behalf of Rainy River in respect of the Shares (or Options or Warrants, as applicable) and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, “business day” means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more securityholders and notwithstanding any interruption of mail services following mailing. Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, New Gold intends to make reasonable efforts to disseminate the notice by other means, such as news wire services or publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which New Gold or the Depositary may give or cause to be given to securityholders under the Offer will be deemed to have been properly given and to have been received by securityholders if it is given to the TSX for dissemination through its facilities or it is published once in the national edition of The Globe and Mail or The National Post, or it is given to the Canada News Wire Service for dissemination through its facilities.

The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders (and to registered holders of Options and Warrants) by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Laws and New Gold will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securities registers maintained by or on behalf of Rainy River in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Shares.

These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner and New Gold or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.                               Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, DRS Advices, cheques and any other relevant documents will not be mailed if New Gold determines that delivery thereof by mail may be delayed. Persons entitled to share certificates, DRS Advices, cheques and/or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Shares were delivered until such time as New Gold has determined that delivery by mail will no longer be delayed. New Gold shall provide notice of any such determination to not mail made under this Section 11 as soon as reasonably practicable after the making of such determination and such notice will be deemed to have been properly given and to have been received by Shareholders if it is given in accordance with Section 10 of the Offer, “Notices and Delivery”. Notwithstanding Section 6 of the Offer, “Take-Up of and Payment for Deposited Shares”, DRS Advices, cheques and/or any other relevant documents not mailed for the reason set forth in the first sentence of this Section 11 will be conclusively deemed to have been delivered to a Shareholder on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.                               Market Purchases

New Gold reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event, however, will New Gold (or its affiliates) make any such purchases of Shares until the third business day following the date of the Offer and New Gold shall comply with the following requirements under Section 2.2(3) of MI 62-104, Section 2.1 of OSC Rule 62-504 and Section 93.1 of the OSA in the event it decides to make any such purchases:

(a)                                 such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

(b)                                 the aggregate number of Shares beneficially acquired shall not exceed 5% of the outstanding Shares as of the date of the Offer, calculated in accordance with applicable Laws;

(c)                                  the purchases shall be made in the normal course through the facilities of the TSX;

(d)                                 New Gold shall issue and file a news release containing the information required under applicable Laws immediately after the close of business of the TSX on each day on which Shares have been purchased; and

(e)                                  the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Shares shall be made by New Gold or its agents (other than under the Offer) or the seller or its agents.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 and Section 93.1 of the OSA will be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Although New Gold has no present intention to sell Shares taken up under the Offer, New Gold reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to compliance with applicable Laws and to Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

For the purposes of this Section 12, “New Gold” includes any person acting jointly or in concert with New Gold.

13.                               Other Terms of the Offer

(a)                                 The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(b)                                 No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by New Gold, the Depositary or the Information Agent. No broker, dealer, salesperson or other person shall be deemed to be the agent of New Gold, the Depositary or the Information Agent for the purposes of the Offer.

(c)                                  The provisions of the Glossary, the Summary, the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

(d)                                 New Gold, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

(e)                                  The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, New Gold may, in New Gold’s sole discretion, take such action as New Gold may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of New Gold by brokers or dealers licensed under the Laws of such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: June 18, 2013

NEW GOLD INC.
by	(signed) Brian Penny

Brian Penny
Executive Vice President and Chief Financial Officer

CIRCULAR

The following information is supplied by New Gold with respect to the accompanying Offer dated June 18, 2013 to purchase all of the issued and outstanding Shares and SRP Rights. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, but not otherwise defined herein, have the meanings set out in the accompanying Glossary unless the context otherwise requires.

1.                                      New Gold

Company Overview

New Gold is an intermediate gold mining company engaged in the acquisition, exploration, development and operation of mineral properties, with operating mines in Canada, Mexico, the United States and Australia and development projects in Canada and Chile. New Gold’s operating assets consist of the New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Gold Mines in Australia.  Significant development projects include the Blackwater Project in Canada and a 30% interest in the El Morro Project in Chile. New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential in a safe and an environmentally and socially responsible manner.

New Gold has been a natural resource exploration and development company engaged in the acquisition, exploration and development of natural resource properties since 1980. An important aspect of New Gold’s business strategy is the pursuit of disciplined growth through mergers and acquisitions. New Gold’s current structure arose through two business combinations in mid-2008 and mid-2009, respectively.  Since the middle of 2009, New Gold has been successful in enhancing the value of its portfolio of assets, while also continuously looking for compelling external growth opportunities. New Gold’s focus is primarily on adding assets in jurisdictions where it already has an established presence and where the asset has the potential to provide New Gold shareholders with meaningful gold production, cash flow and exploration potential, all while ensuring that any potential acquisition is accretive on key “per share” metrics.  Part of New Gold’s strategy is also to maintain a strong financial position by continuously reviewing strategic alternatives for its assets with the view of maximizing shareholder value.  In short, New Gold strives to pursue corporate development initiatives that will leave New Gold and its shareholders in a fundamentally stronger position.

With a strong liquidity position, a simplified balance sheet and an experienced management and board of directors, New Gold has a solid platform to continue to execute its growth strategy. During the first quarter of 2013, the New Afton Mine, the Cerro San Pedro Mine, the Mesquite Mine and the Peak Gold Mines combined to produce 94,695 ounces of gold. New Gold’s production costs remain very competitive when compared to the broader gold mining industry and provide New Gold with strong margins. In the first quarter of 2013, New Gold achieved total cash costs of US$485 per ounce of gold sold and an average realized gold price of US$1,494 per ounce, resulting in a margin per ounce of US$1,009. This compares to a margin per ounce of US$1,032 in the first quarter of 2012. New Gold has been able to maintain its costs well below the industry average as New Gold also produces silver and copper as by-product metals, which have historically moved in line with, and acted as an offset to, some of the input cost pressures faced by the mining industry. Consistent with New Gold’s plan, operations are expected to have progressively stronger quarters throughout 2013, leading to increased gold production and operating cash flow, with steadily declining cash costs.

The New Gold Shares are listed on the TSX and the NYSE MKT under the trading symbol “NGD” and New Gold’s market capitalization is approximately $3.3 billion as of the close of trading on June 14, 2013. New Gold is existing under the laws of the Province of British Columbia. Its head and registered office is located at Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia V7X 1M9.

As of the date hereof, no Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by New Gold.

Summary of Mineral Reserve and Mineral Resource Estimates

A consolidated summary of total estimated gold, silver and copper contained within New Gold’s global mineral reserves and resources as at December 31, 2012 is set out in the table below.

New Gold Mineral Reserves and Resources Summary as at December 31, 2012

	Contained Metals
	Gold Koz	Silver Koz	Copper Mlbs
Mineral Reserves
Proven	2,744	12,110	1,185
Probable	5,008	19,146	2,097
Total Proven & Probable	7,752	31,256	3,282

Mineral Resources
Measured	6,789	37,470	2,076
Indicated	14,613	94,377	1,986
Total Measured & Indicated	21,403	131,847	4,061
Inferred	4,383	84,620	1,114

See the notes to the mineral reserve and resource estimates set forth below under this subheading.

Mineral Reserves

Mineral reserve estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Mine and El Morro Project as at December 31, 2012 are presented in the table below.

Mineral Reserve Estimates as at December 31, 2012

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Proven	13,140	0.68	—	—	287	—	—
Probable	114,409	0.56	—	—	2,055	—	—
Mesquite Proven & Probable	127,549	0.57	—	—	2,342	—	—
Cerro San Pedro Mine
Proven	21,100	0.52	17.1	—	353	11,600	—
Probable	26,400	0.48	17.4	—	407	14,800	—
CSP Proven & Probable	47,500	0.50	17.3	—	760	26,400	—
Peak Gold Mines
Proven	2,109	5.89	7.5	1.08	399	510	50
Probable	2,118	3.82	6.8	1.18	260	466	55
Peak Proven & Probable	4,227	3.82	6.84	1.13	659	976	105
New Afton Mine
Proven	—	—	—	—	—	—	—
Probable	52,500	0.65	2.3	0.93	1,100	3,880	1,080
New Afton Proven & Probable	52,500	0.65	2.3	0.93	1,100	3,880	1,080
El Morro Project	100% Basis				30% Basis
Proven	307,949	0.57	—	0.56	1,705	—	1,135
Probable	335,152	0.37	—	0.44	1,186	—	962
El Morro Proven & Probable	643,101	0.47	—	0.49	2,891	—	2,097

See the notes to the mineral reserve and resource estimates set forth below under this subheading.

Mineral Resources

Mineral resource estimates for the Mesquite Mine, Cerro San Pedro Mine, Peak Gold Mines, New Afton Mine and El Morro Project inclusive of mineral reserve estimates, as well as mineral resource estimates for the Blackwater Project and the Capoose Property, as at December 31, 2012 are presented in the tables below.

Measured and Indicated Mineral Resource Estimates (Inclusive of Reserves) as at December 31, 2012

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Measured — oxide	19,100	0.51	—	—	313	—	—
Indicated — oxide	274,100	0.38	—	—	3,349	—	—
Mesquite Measured & Indicated — oxide	293,200	0.39	—	—	3,662	—	—

Measured — non-oxide	4,900	0.88	—	—	139	—	—
Indicated — non-oxide	96,000	0.61	—	—	1,883	—	—
Mesquite Measured & Indicated — non-oxide	100,900	0.62	—	—	2,022	—	—
Mesquite Measured & Indicated	394,100	0.45	—	—	5,684	—	—
Cerro San Pedro Mine
Measured — open pit oxide	27,100	0.34	15.0	—	303	13,100	—
Indicated — open pit oxide	49,000	0.24	13.0	—	380	20,480	—
CSP Measured & Indicated — open pit oxide	76,100	0.28	13.7	—	683	33,580	—

Measured — open pit sulphide	15,200	0.47	11.9	—	229	5,800	—
Indicated — open pit sulphide	60,400	0.41	9.6	—	791	18,600	—
CSP Measured & Indicated — open pit sulphide	75,600	0.42	10.1	—	1,020	24,400	—
CSP Measured & Indicated	151,700	0.35	11.9	—	1,703	57,980	—
Peak Gold Mines
Measured	2,700	5.74	7.5	1.05	494	650	62
Indicated	3,200	3.75	6.8	1.19	386	700	84
Peak Measured & Indicated	5,900	4.66	7.1	1.13	880	1,350	146
New Afton Mine
A&B Zones
Measured	33,500	0.86	2.9	1.18	929	3,160	873
Indicated	45,900	0.67	2.4	0.89	984	3,530	896
A&B Zone Measured & Indicated	79,400	0.75	2.6	1.01	1,913	6,690	1,769
C-Zone
Measured	400	0.60	1.3	0.73	8	20	6
Indicated	2,900	0.63	1.3	0.68	58	120	43
C-Zone Measured & Indicated	3,300	0.62	1.3	0.68	66	140	49
New Afton Measured & Indicated	82,700	0.74	2.6	1.00	1,979	6,830	1,818
Blackwater Project
Measured	88,188	0.94	5.2	—	2,670	14,740	—
Indicated	207,958	0.81	6.2	—	5,400	41,450	—
Blackwater Measured & Indicated	296,146	0.85	5.9	—	8,070	56,190	—
Capoose Property
Indicated	14,200	0.43	20.8	—	196	9,497	—
El Morro Project	100% Basis				30% Basis
Measured — open pit	307,949	0.57	—	0.56	1,705	—	1,135
Indicated — open pit	335,152	0.37	—	0.44	1,186	—	962
El Morro Measured & Indicated — open pit	643,101	0.47	—	0.49	2,891	—	2,097

See the notes to the mineral reserve and resource estimates set forth below under this subheading.

Inferred Mineral Resource Estimates as at December 31, 2012

	Metal Grade				Contained Metal
	Tonnes 000’s	Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
Mesquite Mine
Oxides	35,200	0.33	—	—	373	—	—
Non-oxide	15,700	0.55	—	—	278	—	—
Mesquite Inferred	50,900	0.40	—	—	651	—	—
Cerro San Pedro Mine
Oxides	53,400	0.17	9.0	—	300	15,400	—
Sulphides	50,500	0.34	8.5	—	550	13,800	—
CSP Inferred	103,900	0.25	8.8	—	850	29,200	—
Peak Gold Mines	1,700	2.64	4.8	1.13	144	261	42
New Afton Mine
A&B Zones	14,900	0.45	2.0	0.65	216	940	212
C-Zone	13,600	0.70	1.5	0.76	307	670	228
New Afton Inferred	28,400	0.57	1.8	0.70	523	1,610	440
Blackwater Project	16,585	0.58	10.8	—	310	5,760	—
Capoose Property	64,070	0.29	23.2	—	595	47,789	—
	100% Basis				30% Basis
El Morro Project	137,555	0.99	—	0.70	1,310	—	632

See the notes to the mineral reserve and resource estimates set forth below under this subheading.

Notes to Mineral Reserve and Resource Estimates

Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability as defined by a technical feasibility study. New Gold reports its measured and indicated mineral resources inclusive of its mineral reserves. Inferred mineral resources are not known with the same degree of certainty as measured and indicated mineral resources, do not have demonstrated economic viability, and are exclusive of mineral reserves. Mineral reserves and resources have been estimated and reported in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum definition standards and guidelines and NI 43-101.

1.                                      Mineral reserves for New Gold’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cut-off
Mesquite Mine	$1,300	—	—	0.21 g/t Au — Oxide Reserves 0.41 g/t Au — Non-oxide Reserves
Cerro San Pedro Mine	$1,300	$24.00	—	US$4.33/t NSR
Peak Gold Mines	$1,300	$24.00	$3.00	A$120 — 253/t NSR
New Afton Mine	$1,300	$24.00	$3.00	US$24/t NSR
El Morro Project	$1,350	—	$3.00	0.20% CuEq

2.                                      Mineral resources for New Gold’s mineral properties have been calculated based on the following metal prices and lower cut-off criteria:

	Gold US$/oz	Silver US$/oz	Copper US$/lb	Lower cut-off
Mesquite Mine	$1,400	—	—	0.12 g/t Au — Oxide Resources 0.24 g/t Au — Non-oxide Resources
Cerro San Pedro Mine	$1,400	$28.00	—	0.10 g/t AuEq — Open pit oxide Resources 0.40 g/t AuEq — Open pit sulphide Resources
Peak Gold Mines	$1,400	$28.00	$3.25	A$97 — 137/t marginal NSR
New Afton Mine	$1,400	$28.00	$3.25	0.40% CuEq
El Morro Project	$1,500	—	$3.50	0.15% CuEq — Meas’d & Ind’cd o/p Resources 0.20% CuEq — Inferred u/g Resources
Blackwater Project	$1,400	—	—	0.40 g/t AuEq
Capoose Property	$1,400	—	—	0.40 g/t AuEq

3.                                      Mineral resources are classified as measured, indicated and inferred resources and are reported based on technical and economic parameters consistent with the methods most suitable for their potential commercial exploitation. Where different mining and/or processing methods might be applied to different portions of a mineral resource, the designators ‘open pit’ and ‘underground’ have been applied to indicate envisioned mining method. Likewise the designators ‘oxide’, ‘non-oxide’ and ‘sulphide’ have been applied to indicate the type of mineralization as it relates to appropriate mineral processing method and expected payable metal recoveries. The estimates of mineral reserves and mineral resources may be mutually affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other relevant issues. Additional details regarding mineral reserve and resource estimates, classification and reporting parameters for each of New Gold’s mineral properties are provided in the respective NI 43-101 technical reports, which are available on SEDAR, and New Gold’s Annual Information Form filed on SEDAR on March 27, 2013 for the financial year ended December 31, 2012.

4.                                      Qualified Person: New Gold’s mineral reserve and resource statements have been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold.

Recent Developments

On April 4, 2013, New Gold announced a mineral resource update at the Blackwater Project. This Blackwater resource update, which will be used for the project’s feasibility study, has been updated to include 89 additional holes totaling 22,220 metres, including further infill drilling and more refined geologic and geostatistical modeling. Certain highlights of the update are (a) measured and indicated gold resources for direct processing increased to 8.6 million ounces at 0.88 grams per tonne, and (b) measured gold resources increased by 44% to 3.9 million ounces at 1.04 grams per tonne.

On May 1, 2013, New Gold announced an update to the New Afton C-Zone mineral resource estimate. This update reflects an over 300% increase in gold ounces and copper pounds at improved grade. Measured and indicated gold and copper resources increased to 0.3 million ounces and 211 million pounds respectively. Measured and indicated gold and copper grades increased to 0.77 grams per tonne gold and 0.77% copper from 0.62 grams per tonne gold and 0.68% copper. The inferred gold and copper resources increased by over 30% to 0.4 million ounces and 301 million pounds.

On May 15, 2013, New Gold announced that it had eliminated its legacy gold hedges that were associated with the 2008 project financing put in place to develop the Mesquite Mine. With the elimination of the hedges, New Gold’s gold production and gold resource base now have full leverage to the gold price. By unwinding the hedges, New Gold has removed the requirement to deliver 5,500 ounces of gold monthly at a fixed price of US$801 per ounce from May 2013 through the end of 2014. In total, an additional 110,000 ounces of future production can now be sold at the prevailing spot gold price rather than the contract price of US$801 per ounce. In total, New Gold paid US$65.7 million to eliminate the gold hedges. The transaction was executed at an average spot price of US$1,396 per ounce.

2.                                      Rainy River

Rainy River is a Canadian mineral exploration company engaged in the acquisition, exploration and development of mineral properties. Rainy River currently owns a 100% interest in the Rainy River Gold Project located in Northwestern Ontario, approximately 65 kilometres northwest of Fort Francis.

Rainy River is existing under the laws of the Province of British Columbia. Its head office is located at Suite 701, 1 Richmond Street West, Toronto, Ontario M5H 3W4 and its registered and records office is located at Suite 302, 1620 West 8th Avenue, Vancouver, British Columbia V6J 1V4.

3.                                      Certain Information Concerning Securities of Rainy River

Shares

The authorized capital of Rainy River consists of an unlimited number of Shares without par value. Each Shareholder is entitled to receive notice of and to attend any meetings of the shareholders of Rainy River and is entitled to one vote in respect of each Share held at such time. Each Shareholder is entitled to receive dividends, if any, as and when declared by the Rainy River Board. Shareholders are entitled to participate equally in any distribution of Rainy River’s net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, repurchase for cancellation or conversion rights attaching to the Shares. Rainy River has represented to New Gold in the Acquisition Agreement that as of May 31, 2013, there were issued and outstanding 100,395,804 Shares.

The Shares are listed on the TSX under the trading symbol “RR”. On May 30, 2013, being the last trading day on the TSX prior to the announcement of New Gold’s intention to make the Offer, the closing price of the Shares was $2.70 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of Shares on the TSX:

	TSX Trading of Shares
Period	High	Low	Volume
2012
December	$5.19	$4.16	6,344,091
2013
January	$5.08	$4.26	4,149,285
February	$4.45	$2.81	17,682,548
March	$3.13	$2.41	6,811,216
April	$2.70	$1.97	8,764,180
May	$3.70	$2.00	39,214,574
June (to June 14)	$3.72	$3.56	31,150,633

Source: TSX Market Data

Options

The Option Plans authorize Rainy River to grant Options to directors, officers, employees, consultants and other personnel of Rainy River. Rainy River has represented to New Gold in the Acquisition Agreement that as of May 31, 2013, there were issued and outstanding 9,835,968 Options providing for the issuance of an aggregate of 9,835,968 Shares upon the exercise thereof. Based on information provided to New Gold by Rainy River, all of the issued and outstanding Options under the 2002 Option Plan, being 8,130,968 Options, have exercise prices ranging from $0.83 to $12.65 per Share and expiry dates ranging from November 12, 2013 to May 1, 2017 and all of the issued and outstanding Options under the 2012 Option Plan, being 1,705,000 Options, have an exercise price of $4.81 per Share and an expiry date of December 17, 2017.

The Rainy River Board passed resolutions on June 14, 2013 to accelerate the vesting of unvested Options, conditional upon New Gold taking up Shares under the Offer, such that all Options are fully vested and exercisable for purposes of tendering the underlying Shares to the Offer. If the Offer is not completed, holders who exercised their Options (i) may return, or (ii) if such Options were accelerated, will be required to return, to Rainy River all Shares issued pursuant to such exercised Options, and such Options will be reinstated as if they had not been exercised. Additionally, Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time.

Warrants

Rainy River issued the Warrants to the holder thereof in connection with the purchase by Rainy River of the Rainy River Gold Project. Rainy River has represented to New Gold in the Acquisition Agreement that as of May 31, 2013, there were issued and outstanding 100,000 Warrants providing for the issuance of an aggregate of 100,000 Shares upon the exercise thereof. Based on information provided to New Gold by Rainy River, each Warrant has an exercise price of $10.00 per Share and an expiry date of February 2, 2017.

Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River and the Rainy River Board, as applicable, having made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that has not been exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option if such holder had been the holder of the number of Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer).

Other Rights to Acquire Shares

In addition to the rights to acquire Shares described above, Rainy River has represented to New Gold in the Acquisition Agreement that: (i) Rainy River may be required to issue up to 270,000 Shares as option exercise payments under the Mineral Property Option Agreements; (ii) Rainy River and six First Nations have entered into the Participation Agreement, pursuant to which Rainy River is required to issue Shares having a value of up to approximately $6 million to such First Nations in staged tranches upon the achievement of certain development milestones pursuant to the Participation Agreement and pursuant to which such First Nations hold a right to participate in future financings of Rainy River; and (iii) Rainy River has agreed to issue 25,000 Shares as part of the purchase price for a parcel of vacant land which may be purchased from a third party.

With respect to any rights outstanding to acquire Shares (other than Options and Warrants) under any existing agreements, contracts or other arrangements, including without limitation the Mineral Property Option Agreements and the Participation Agreement, Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having made commercially reasonable efforts to ensure that such agreements and rights are amended to provide for the issuance of New Gold Shares in lieu of that number of Shares otherwise issuable under the terms of such existing agreements and/or rights, as adjusted in accordance with the applicable exchange ratio under the Share Option.

Separately, with respect to the Employee Share Purchase Plan, Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having taken all necessary actions and steps to issue share certificates representing all outstanding Shares credited to any participant under the Employee Share Purchase Plan (and therefore beneficially owned by such participant under the terms of the Employee Share Purchase Plan) in order to facilitate the tender of such Shares to the Offer by such participant prior to the Expiry Time, and the Rainy River Board having taken all necessary actions and steps immediately thereafter to ensure that the Employee Share Purchase Plan is terminated and no further rights or credits are granted thereunder. Rainy River has indicated to New Gold that it expects to issue 16,603 Shares pursuant to the Employee Share Purchase Plan on June 30, 2013.

4.                                      Background to the Offer

The following is a summary of the meetings, discussions and negotiations between Rainy River and New Gold that preceded the Offer.

At a meeting of the board of directors of New Gold held on May 2, 2012 for the first quarter 2012, Hannes Portmann (Vice President, Corporate Development) presented the board (Raymond Threlkeld, director, declared his interest as President and Chief Executive Officer and a director of Rainy River and abstained from participating in discussions) with an update of various possible acquisition targets under review by New Gold management, including a brief update in respect of Rainy River as a possible acquisition target.

In May 2012, Hannes Portmann communicated with Rainy River’s Vice President, General Counsel and Corporate Secretary, Gerald Shields, and Vice President and Chief Financial Officer, Nicholas Nikolakakis, to put in place a confidentiality agreement that would allow New Gold to further its evaluation of Rainy River.

On May 22, 2012, New Gold and Rainy River entered into a confidentiality agreement with a term of one year from the date of the agreement to protect the confidentiality of the information of Rainy River, including information with respect to its business and assets, provided from time to time to New Gold.

In June and July 2012, New Gold began to evaluate the Rainy River acquisition opportunity more closely.

At a meeting of the board of directors of New Gold held on August 1, 2012 for the second quarter 2012, the board (Raymond Threlkeld declared his interest as President and Chief Executive Officer and a director of Rainy River and abstained from participating) was presented with a brief update on the Rainy River acquisition opportunity whereby the board was informed that a portion of the New Gold management team would be completing a site visit to the Rainy River Gold Project the following day.

On August 2, 2012, representatives of New Gold management, including Robert Gallagher (President and Chief Executive Officer), Ernie Mast (Vice President, Operations), Mark Petersen (Vice President, Exploration), Hannes Portmann, Nick Kwong (Corporate Mining Engineer) and Ankit Shah (Senior Associate, Corporate Development), completed a due diligence site visit to the Rainy River Gold Project.

On November 8, 2012, New Gold’s environmental and permitting consultant, a representative of RBC Capital Markets and Ankit Shah completed a due diligence site visit to the Rainy River Gold Project.

On November 19, 2012, New Gold appointed RBC Capital Markets as its financial advisor to assist in the evaluation of the Rainy River acquisition opportunity.

On January 9, 2013, a technical due diligence session was held at the Rainy River offices, which was attended by New Gold management and consultants as well as Rainy River management and consultants.

On January 19, 2013, the New Gold corporate development team circulated a presentation to New Gold senior management, updating senior management on the team’s due diligence findings as of such time and key financial metrics of a potential acquisition transaction with Rainy River. New Gold determined not to pursue an acquisition of Rainy River at this time.

At a meeting of the board of directors of New Gold held on May 1, 2013 for the first quarter 2013, Hannes Portmann presented the board (Raymond Threlkeld declared his interest as President and Chief Executive Officer and a director of Rainy River and abstained from participating in discussions) with an overview of the various corporate development opportunities New Gold was then assessing. Through the ensuing discussion, it was decided that New Gold should pursue the Rainy River acquisition opportunity and New Gold management committed to providing the board with a fulsome evaluation of the opportunity by May 6, 2013.

On May 3, 2013, New Gold and Rainy River entered into a new confidentiality agreement for an additional term of one year.

On May 6, 2013, New Gold management provided its board of directors (excluding Raymond Threlkeld) with a detailed analysis of the Rainy River acquisition opportunity and recommended that New Gold move to finalize due diligence, negotiate a transaction and complete definitive documentation.

On May 8, 2013, Randall Oliphant (Executive Chairman), Brian Penny (Executive Vice President and Chief Financial Officer) and Hannes Portmann of New Gold met with Dale Peniuk (Chair of the Special Committee) and Gerald Shields of Rainy River. During the meeting, New Gold communicated its interest in moving forward with an acquisition of all of the outstanding Shares. Mr. Peniuk and Mr. Shields indicated that Rainy River would need to be provided with a written expression of interest for the Special Committee to review.

On May 10, 2013, Randall Oliphant and Hannes Portmann met with Dale Peniuk and Gerald Shields. During the meeting, New Gold provided Rainy River with a non-binding indicative offer letter. The letter outlined a transaction whereby New Gold would acquire all of the outstanding Shares for a combination of cash and New Gold Shares.

On May 15, 2013, New Gold formally engaged RBC Capital Markets as its financial advisor in respect of the Rainy River acquisition opportunity with an effective date of the engagement as of November 19, 2012.

On May 17, 2013, Randall Oliphant and Dale Peniuk met to discuss the terms of the non-binding indicative offer letter provided to Rainy River at the May 10, 2013 meeting. Dale Peniuk indicated that the Special Committee had concluded that the proposed offer was inadequate.

On May 22, 2013, Randall Oliphant and Dale Peniuk discussed the terms of the potential transaction and the expectations of both New Gold and Rainy River.

On May 23, 2013, New Gold provided Rainy River with a revised non-binding indicative offer letter.

On May 24, 2013, Dale Peniuk indicated to Randall Oliphant that the Special Committee had concluded that the revised offer was inadequate. Mr. Peniuk proposed an outline of an offer that would be acceptable to the Special Committee. New Gold concluded that it was not prepared to move forward at the proposed value.

On May 27, 2013, Randall Oliphant and Dale Peniuk discussed further the terms of the potential transaction and the expectations of both New Gold and Rainy River.

On May 28, 2013, New Gold agreed to increase the offered consideration. From May 28 to May 30, New Gold and Rainy River and their respective counsel negotiated the proposed terms of the Acquisition Agreement.

On May 30, 2013, the parties conducted a confirmatory due diligence session of senior management of each of New Gold and Rainy River. Upon further discussion between Randall Oliphant and Dale Peniuk, a purchase price of $3.83 per Share was settled between the parties. Following this, the board of directors of New Gold met to approve, among other things, the entering into of the Acquisition Agreement and the Lock-Up Agreements and the Rainy River Board met to approve, among other things, the entering into of the Acquisition Agreement.

On May 31, 2013, New Gold and Rainy River executed the Acquisition Agreement and the Locked-Up Shareholders entered into Lock-Up Agreements with New Gold. Prior to markets opening that day, New Gold and Rainy

River jointly announced the entering into of the Acquisition Agreement and Lock-Up Agreements and New Gold’s intention to make the Offer.

5.                                      Purpose of the Offer and Plans for Rainy River

The purpose of the Offer is to enable New Gold to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Shares and SRP Rights. New Gold currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If New Gold is unable or elects not to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, New Gold will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. See Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

Upon completion of the Offer, New Gold intends to conduct a detailed review of Rainy River, including an evaluation of its exploration and development programs, assets and operations and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances that then exist with the ultimate goal being the successful integration of the operations of Rainy River and New Gold.

Except as disclosed elsewhere herein, New Gold does not currently have any plan or proposal for material changes in Rainy River’s affairs following completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

New Gold intends, to the extent permitted by applicable Laws, to cause: (a) Rainy River to apply to voluntarily delist the Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction; and (b) Rainy River to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada in which it is a reporting issuer. See Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”.

6.                                      Acquisition Agreement

New Gold and Rainy River entered into the Acquisition Agreement dated May 31, 2013, pursuant to which, among other things and subject to the conditions set out therein, New Gold has agreed to make the Offer and Rainy River has agreed to support the Offer and not solicit any competing Acquisition Proposal.

The following is a summary of certain provisions of the Acquisition Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Acquisition Agreement. The Acquisition Agreement has been filed by New Gold and Rainy River under their respective profiles on SEDAR at www.sedar.com.

Support of the Offer

The Rainy River Board, after consultation with its financial and legal advisors and following receipt of a unanimous recommendation of the Special Committee, has unanimously determined that the Offer is in the best interests of Rainy River and the Shareholders and, accordingly, has unanimously approved the entering into of the Acquisition Agreement and unanimously recommends that Shareholders accept the Offer and tender their Shares to the Offer. For further information, see Section 1 of the Offer, “The Offer — Rainy River Board Recommendation”, and the accompanying Directors’ Circular.

The Offer

New Gold has agreed to make the Offer on the terms and conditions set out in the Acquisition Agreement, as fully described in the Offer. The only conditions to which the Offer is subject are those described in Section 4 of the Offer, “Conditions of the Offer”.

New Gold may, in its sole discretion, modify or waive any term or condition of the Offer, provided that New Gold will not, without the prior consent of Rainy River: (a) modify the Minimum Tender Condition; (b) waive the Minimum Tender Condition; (c) impose additional conditions to the Offer; (d) decrease the consideration per Share (other than in accordance with the Acquisition Agreement, if Rainy River declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time); (e) decrease the number of Shares in respect of which the Offer is made; (f) change the amount or form of consideration payable under the Offer (other than in accordance with the

Acquisition Agreement, if Rainy River declares, sets aside or pays any dividend or other distribution to the Shareholders of record as of a time prior to the Expiry Time) and/or to increase the total consideration per Share and/or add additional consideration; or (g) otherwise vary the Offer or any terms or conditions thereof (other than a waiver of a condition other than the Minimum Tender Condition), in any case in a manner that is materially adverse to the Shareholders.

New Gold has agreed to effect the listing of the New Gold Shares to be issued pursuant to the Offer on the TSX and the NYSE MKT at the time of issue of such New Gold Shares and to cause the New Gold Shares to be issued to Shareholders pursuant to the Offer to be issued pursuant to an effective registration statement filed by New Gold under the U.S. Securities Act on Form F-10.

Board of Directors Representation

Promptly upon the purchase by New Gold of such number of Shares as represents at least 66 2/3% of the then outstanding Shares on a fully-diluted basis and from time to time thereafter, New Gold will be entitled to designate such number of members of the Rainy River Board, and any committees thereof, as is proportionate to the percentage of the outstanding Shares owned by New Gold, and Rainy River will not frustrate or attempt to frustrate New Gold’s attempts to do so. Rainy River has agreed to cooperate with New Gold, subject to applicable Laws, to enable New Gold’s designees to be elected or appointed to the Rainy River Board and to constitute a majority of the Rainy River Board, including at the request of New Gold by its best efforts to increase the size of the Rainy River Board and/or secure the resignations of such number of directors as is necessary for New Gold’s designees to be elected or appointed to the Rainy River Board.

Non Solicitation Covenant

Rainy River has agreed that, except as otherwise provided by the Acquisition Agreement, it and the Rainy River Subsidiary will not, directly or indirectly, through any Representative of Rainy River:

(a)                                 solicit, assist, initiate, encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Rainy River or the Rainy River Subsidiary or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal;

(b)                                 engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any person (other than New Gold and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal;

(c)                                  withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to New Gold, the approval or recommendation of the Acquisition Agreement or the Offer by the Rainy River Board or any of its committees;

(d)                                 approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until seven calendar days following the public announcement of such Acquisition Proposal shall not be considered a violation of this clause);

(e)                                  accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; or

(f)                                   release any person from or waive or otherwise forebear in the enforcement of any confidentiality or standstill agreement or any other agreement with such person that would facilitate the making or implementation of any Acquisition Proposal.

Notwithstanding the foregoing, subject to certain provisions of the Acquisition Agreement, Rainy River may (a) enter into an agreement (in addition to a confidentiality agreement that Rainy River is permitted to enter into by the Acquisition Agreement) with respect to an Acquisition Proposal that is a Superior Proposal, and/or (b) withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve an Acquisition Proposal that is a Superior Proposal, upon the termination of the period ending at 5:00 p.m. (Toronto time) on the fifth business day following the date of receipt by New Gold of a Superior Proposal Notice (the “Match Period”) and the termination of the Acquisition Agreement in accordance with the applicable provisions of the Acquisition Agreement.

In addition, nothing contained in the Acquisition Agreement will prevent the Rainy River Board from responding through a directors’ circular or otherwise as required by applicable Laws to an Acquisition Proposal that it determines is not a Superior Proposal.

The Acquisition Agreement defines an “Acquisition Proposal” as:

(a)                                 any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Rainy River;

(b)                                 any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Rainy River or the Rainy River Subsidiary representing 20% or more of the consolidated assets, revenues or earnings of Rainy River;

(c)                                  any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Rainy River representing 20% or more of the issued and outstanding equity or voting interests of Rainy River;

(d)                                 any similar transaction or series of transactions involving Rainy River or the Rainy River Subsidiary; and

(e)                                  any inquiry, proposal, offer or public announcement of an intention to do any of the foregoing.

Rainy River agreed to immediately cease and cause to be terminated any existing solicitation, discussion, negotiation, encouragement or activity with any person (other than New Gold or any of its Representatives) by Rainy River or any of its Representatives with respect to any Acquisition Proposal or any potential Acquisition Proposal. Rainy River also agreed to immediately cease to provide any person (other than New Gold or any of its Representatives) with access to information concerning Rainy River or the Rainy River Subsidiary in respect of any Acquisition Proposal or any potential Acquisition Proposal, and request the return or destruction of all confidential information provided to any person (other than New Gold or any of its Representatives) that has entered into a confidentiality agreement with Rainy River relating to any Acquisition Proposal or potential Acquisition Proposal to the extent provided for in such confidentiality agreement and agreed to use all commercially reasonable efforts to ensure that such requests are honoured.

Rainy River agreed to promptly (and in any event within 24 hours) notify New Gold, at first orally and then in writing, of any proposal, inquiry, offer or request received by Rainy River or its Representatives: (a) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (b) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; (c) for non-public information relating to Rainy River or the Rainy River Subsidiary, access to properties, books, records or a list of Shareholders, holders of Options or holders of Warrants or a list of shareholders of the Rainy River Subsidiary; (d) for representation on the Rainy River Board; or (e) any material amendments to the foregoing. Such notice must include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of such proposal, inquiry, offer or request, copies of all written communications in respect of such proposal, inquiry, offer, or request, including any term sheet, summary or letter of intent or similar document (including drafts thereof) relating to such Acquisition Proposal or potential Acquisition Proposal and such other details of the proposal, inquiry, offer or request that New Gold may reasonably request. Rainy River agreed to keep New Gold promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and agreed to respond promptly to all inquiries by New Gold with respect thereto.

Responding to Acquisition Proposals

In the event Rainy River receives a bona fide written Acquisition Proposal made after May 31, 2013 (that was not solicited, assisted, initiated, encouraged or facilitated in contravention of the Acquisition Agreement), Rainy River and its Representatives may contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal.

If the Rainy River Board determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (disregarding, for the purposes of such determination only, any term of such Acquisition Proposal that provides for a due diligence investigation) and that the failure to take the relevant action would be inconsistent with its fiduciary duties, Rainy River and its Representatives may: (a) furnish information with respect to Rainy River and the Rainy River Subsidiary to the person making such Acquisition Proposal and its Representatives and allow such person access to Rainy River’s facilities and properties if (i) such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Rainy River than those contained in the Confidentiality Agreements (except that it must permit the disclosure to New Gold required by the Acquisition Agreement), and (ii) Rainy River sends a copy of such confidentiality agreement to New Gold promptly following its execution and New Gold is promptly provided with a list of, and access to (to the extent not previously provided to New Gold), the information provided to such person; and (b) engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives, provided that all such access and discussions must cease during the Match Period.

Ability of Rainy River to Accept a Superior Proposal and New Gold’s Right to Match

Rainy River has agreed that if the Rainy River Board determines, after consultation with its outside legal and financial advisors, that an Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be inconsistent with its fiduciary duties, Rainy River will deliver written notice (the “Superior Proposal Notice”) to New Gold (a) of the determination of the Rainy River Board that the Acquisition Proposal is a Superior Proposal, (b) of the intention of the Rainy River Board to approve or recommend such Superior Proposal and/or of Rainy River to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Rainy River, and (c) providing a summary of the valuation analysis attributed by the Rainy River Board in good faith to any non-cash consideration included in such Acquisition Proposal after consultation with its financial advisors.

The Acquisition Agreement defines a “Superior Proposal” as a bona fide Acquisition Proposal that:

(a)                                 is made in writing after May 31, 2013;

(b)                                 was not solicited after May 31, 2013 in contravention of Rainy River’s non-solicitation covenant or Rainy River’s covenants regarding Acquisition Proposals;

(c)                                  is made for all or substantially all of the consolidated assets of Rainy River or all of the Shares not owned by the person making such Acquisition Proposal;

(d)                                 in the good faith determination of the Rainy River Board, after consultation with its outside legal and financial advisors, (i) would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Shareholders from a financial point of view than the Offer (including any amendment to the Offer offered by New Gold during the Match Period) taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof (after due consideration of the legal, financial, regulatory and other aspects of such proposal and other factors deemed relevant by the Rainy River Board); (ii) complies with applicable Law; (iii) is not subject to a due diligence condition; (iv) is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (v) in respect of which the financing is then committed; and (vi) the taking of action in respect of such Acquisition Proposal is necessary for the Rainy River Board in the discharge of its duties under applicable Law.

Rainy River has agreed that during the Match Period, New Gold will have the opportunity, but not the obligation, to offer to amend the terms of the Offer and the Acquisition Agreement and Rainy River will cooperate with New Gold with respect thereto, including negotiating in good faith with New Gold to enable New Gold to make such amendments to the Offer and the Acquisition Agreement as New Gold deems appropriate as would enable New Gold to proceed with the Offer on such adjusted provisions. The Rainy River Board will review any such offer by New Gold to amend the terms of the Offer and the Acquisition Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether New Gold’s offer to amend the Offer and the Acquisition Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Offer and the Acquisition Agreement offered by New Gold. If the Rainy River Board determines that the Acquisition Proposal would cease to be a Superior Proposal, New Gold will amend the Offer and Rainy River and New Gold will enter into an amendment to the Acquisition Agreement reflecting the offer by New Gold to amend the terms of the Offer and the Acquisition Agreement.

If New Gold does not offer to amend the terms of the Offer and the Acquisition Agreement or the Rainy River Board does not make the determination referred to above, Rainy River will be entitled to terminate the Acquisition Agreement and enter into an agreement in respect of the Superior Proposal and/or withdraw, modify or qualify its approval or recommendation of the Offer and recommend or approve the Superior Proposal, as applicable, provided that it has paid or, concurrently with termination, pays to New Gold the Termination Payment contemplated by the Acquisition Agreement and further provided that Rainy River has not breached any of its covenants regarding Acquisition Proposals under the Acquisition Agreement.

Reaffirmation of Recommendation by the Rainy River Board

Rainy River has agreed that the Rainy River Board is to promptly reaffirm its recommendation of the Offer by news release after: (a) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; (b) the Rainy River Board determines that a proposed amendment to the terms of the Offer and the Acquisition Agreement would result in the Acquisition Proposal not being a Superior Proposal, and New Gold has so amended the terms of the Offer; or (c) the written request of New Gold.

Subsequent Acquisition Transaction

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of New Gold, or an affiliate or an associate of New Gold, New Gold will, to the extent possible, acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition, as described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compulsory Acquisition”. If that statutory right of acquisition is not available or would not result in New Gold acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, New Gold will use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer. Rainy River has agreed, in the event New Gold takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), to assist New Gold in connection with any Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

Termination of the Acquisition Agreement

The Acquisition Agreement may be terminated at any time prior to the time of the appointment or election to the Rainy River Board of persons designated by New Gold who represent a majority of the directors of Rainy River (the “Change of Control Time”):

(a)                                 by mutual written agreement of New Gold and Rainy River;

(b)                                 by New Gold if the Minimum Tender Condition or any other condition of the Offer is not satisfied at the Expiry Time, other than as a result of the breach by New Gold of any covenant or obligation under the Acquisition Agreement, and New Gold does not elect to waive such condition;

(c)                                  by Rainy River or New Gold, if New Gold has not taken up and paid for the Shares deposited under the Offer by a date that is 120 days following the date of mailing of the Offer (the “Outside Date”), otherwise than as a result of the breach by such party of any covenant or obligation under the Acquisition Agreement or as a result of any representation or warranty of such party in the Acquisition Agreement being untrue or incorrect; provided, however, that if New Gold’s take-up and payment for Shares deposited under the Offer is delayed by (i) an injunction or order made by a Governmental Entity of competent jurisdiction, or (ii) New Gold not having obtained any regulatory waiver, consent or approval which is necessary to permit New Gold to take up and pay for Shares deposited under the Offer, then, provided that such injunction or order is being contested or appealed or such regulatory waiver, consent or approval is being actively sought by New Gold, the Acquisition Agreement will not be terminated pursuant to this clause until the earlier of the 180th day after the date of mailing of the Offer and the fifth business day following the date on which such injunction or order ceases to be in effect or such waiver, consent or approval is obtained (each termination event set forth in this clause being an “Outside Date Termination Event”);

(d)                                 by Rainy River or New Gold, if any Governmental Entity has issued an order, decree or ruling permanently restraining or enjoining or otherwise prohibiting any of the transactions contemplated by the Acquisition Agreement (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable) which order, decree or ruling is final and non-appealable;

(e)                                  by Rainy River or New Gold, if (i) the other party is in default of any material covenant or obligation under the Acquisition Agreement; or (ii) any representation or warranty of the other party to the Acquisition Agreement was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time, except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to, in the case of New Gold, have a Material Adverse Effect in respect of Rainy River or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement or, in the case of Rainy River, prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement, provided that the non-defaulting party has delivered written notice to the defaulting party specifying in reasonable detail all defaults or breaches of covenants, representations and warranties or other matters which such non-defaulting party is asserting as the basis for the right of termination and the non-defaulting party is entitled to terminate the Acquisition Agreement pursuant to this clause only if such default or breach has not been cured at the earlier of (x) the Expiry Time and (y) the close of business on the third business day after the delivery of such notice of default or breach;

(f)                                   by New Gold, if (i) the Rainy River Board or the Special Committee withdraws, modifies, changes or qualifies its approval or recommendation of the Acquisition Agreement or the Offer in any manner adverse to New Gold; (ii) the Rainy River Board fails to publicly affirm its approval or recommendation of the Acquisition Agreement or the Offer within five calendar days of any written request to do so by New Gold; (iii) the Rainy River Board or the Special Committee recommends or approves an Acquisition Proposal; (iv) the Rainy River Board or the Special Committee has resolved to do either (i) or (iii) above; or (v) Rainy River is in material default of any covenant or obligation under its covenants regarding Acquisition Proposals (each of (i) through (v) being a “New Gold Termination Event”);

(g)                                  by Rainy River, if Rainy River proposes to accept, approve or recommend, or enter into a definitive agreement with respect to a Superior Proposal as described above under “— Ability of Rainy River to Accept a Superior Proposal and New Gold’s Right to Match”, provided that Rainy River has complied with certain obligations, including paying to New Gold the applicable Termination Payment, and provided that Rainy River is not in breach of any of its covenants or obligations under the Acquisition Agreement;

(h)                                 by Rainy River or New Gold, if New Gold elects not to match a Superior Proposal in accordance with the Acquisition Agreement, provided that Rainy River has paid to New Gold the applicable Termination Payment (each of (g) and (h) being a “Rainy River Termination Event”); and

(i)                                     by New Gold, if Rainy River fails to satisfy any of the conditions of the Offer.

Termination Payment and Expense Reimbursement Payments

New Gold will be entitled to a cash payment of $14 million (the “Termination Payment”) upon the occurrence of any of the following events (each a “Termination Payment Event”) which will be paid by Rainy River within the time specified in respect of each such Termination Payment Event:

(a)                                 the Acquisition Agreement is terminated by New Gold pursuant to a New Gold Termination Event, in which case the Termination Payment will be paid to New Gold by 1:00 p.m. (Toronto time) on the first business day following termination;

(b)                                 the Acquisition Agreement is terminated by Rainy River pursuant to a Rainy River Termination Event, in which case the Termination Payment will be paid prior to or concurrently with such termination;

(c)                                  the Acquisition Agreement is terminated by New Gold (i) as a result of the Minimum Tender Condition not being satisfied or (ii) as a result of an Outside Date Termination Event, in each case if on or after the date of the Acquisition Agreement and prior to the Expiry Time, an Acquisition Proposal is publicly announced and not publicly withdrawn or abandoned prior to the Expiry Time, and within six months following the termination of the Acquisition Agreement any definitive agreement in respect of any Acquisition Proposal is entered into, in which case the Termination Payment will be paid on the date such definitive agreement in respect of the Acquisition Proposal is entered into. For the purposes of this paragraph (c) only, all references to 20% in the definition of “Acquisition Proposal” are to be read as 50% and a transaction contemplated by paragraph (c) of such definition will not be considered to be an “Acquisition Proposal” unless it is an issue of 50% or more of the issued and outstanding shares or voting securities of Rainy River to a person or group of persons acting jointly and in concert, other than an underwriter in connection with a distribution; or

(d)                                 the Acquisition Agreement is terminated by New Gold if Rainy River is in default of any material covenant or obligation under the Acquisition Agreement or has failed to satisfy any of the conditions of the Offer, in which case the Termination Payment will be paid to New Gold by 1:00 p.m. (Toronto time) on the first business day following termination.

If the Offer is terminated by New Gold under its right to terminate the Acquisition Agreement if (a) Rainy River is in default of any material covenant or obligation under the Acquisition Agreement, or (b) any representation or warranty of Rainy River was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time (except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Rainy River or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement), New Gold will be entitled to payment of an amount (the “New Gold Expense Reimbursement Amount”) as is required to reimburse New Gold for all reasonable costs and expenses incurred by it in connection with the Acquisition Agreement and the Offer, including all reasonable fees, costs and expenses of its legal, financial, auditing, professional and other advisors and all other reasonable costs and expenses whatsoever or howsoever incurred in connection therewith, up to a maximum of $1 million to New Gold by the fifth business day following the receipt by Rainy River of an invoice for such fees and expenses, supported by applicable documentation.

If the Offer is terminated by Rainy River under its right to terminate the Acquisition Agreement if (a) New Gold is in default of any material covenant or obligation under the Acquisition Agreement, or (b) any representation or warranty of New Gold was at the date of the Acquisition Agreement untrue or incorrect in any material respect or has become untrue or incorrect in any material respect at any time prior to the Expiry Time (except for such inaccuracies in the representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of New Gold or prevent or materially delay the consummation of the transactions contemplated in the Acquisition Agreement), Rainy River will be entitled to payment of an amount (the “Rainy River Expense Reimbursement Amount”) as is required to reimburse Rainy River for all reasonable costs and expenses incurred by it in connection with the Acquisition Agreement and the Offer, including all reasonable fees, costs and expenses of its legal, financial, auditing, professional and other advisors and all other reasonable costs and expenses whatsoever or howsoever incurred in connection therewith, up to a maximum of $1 million to Rainy River by the fifth business day following the receipt by New Gold of an invoice for such fees and expenses, supported by applicable documentation.

Where a Termination Payment Event occurs, the payment of the Termination Payment, or where the New Gold Expense Reimbursement Amount or the Rainy River Expense Reimbursement Amount is payable, the payment of such amount, will be in consideration of the disposition of the rights of the party receiving the payment and is the sole remedy in compensation for damages of the party receiving the payment and its affiliates with respect to the event or events giving rise to the termination of the Acquisition Agreement and the resulting Termination Payment Event or requirement to pay the New Gold Expense Reimbursement Amount or Rainy River Expense Reimbursement Amount; provided, however, that nothing contained in this clause, and no payment of any Termination Payment, New Gold Expense Reimbursement Amount or Rainy River Expense Reimbursement Amount, will relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of the Acquisition Agreement.

Representations and Warranties

The Acquisition Agreement contains a number of customary representations and warranties of New Gold and Rainy River relating to, among other things: corporate status; capitalization; the corporate authorization and enforceability of, and board approval of, the Acquisition Agreement and the Offer; fair presentation of financial statements; absence of litigation or other actions which if determined adversely is likely to have a Material Adverse Effect in respect of the applicable party or prevent or materially delay consummation of the transactions contemplated by the Acquisition Agreement; no insolvency; mineral resources and reserves; and environmental matters. The representations and warranties of Rainy River also address various matters relating to the business, operations and properties of Rainy River and the Rainy River Subsidiary, including: real property and mining concessions; absence of any Material Adverse Effect and certain other changes or events since December 31, 2012; employee severance, termination, retention or other payments upon a change of control; pension and employee benefits; taxes; and insurance. In addition, New Gold has represented that the New Gold Shares to be issued and delivered by New Gold to tendering Shareholders pursuant to the Offer, when issued and delivered as part of the consideration paid for any securities acquired by New Gold pursuant to the Offer, will be duly and validly issued and fully paid and non-assessable shares of New Gold and that New Gold has sufficient funds to effect payment in full of the Maximum Cash Consideration.

Conduct of Business

Rainy River has agreed that, prior to the Change of Control Time, unless New Gold otherwise agrees in writing, such agreement not to be unreasonably withheld or delayed, or as otherwise expressly contemplated or permitted by the Acquisition Agreement, Rainy River will, and will cause the Rainy River Subsidiary to, among other things, (a) conduct its business only in, not take any action except in, and maintain its facilities in, the usual, ordinary and regular course of business consistent with past practice and use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its officers and employees as a group and preserve the current relationships with suppliers, distributors, employees, consultants, customers and others having business relationships with it; and (b) consult with New Gold with respect to decisions and expenditures, other than operating and capital expenditures that have been budgeted by Rainy River in connection with its work programs for the period from May 31, 2013 to the end of calendar year 2013, in respect of the exploration, development and maintenance of all of the properties and assets owned and controlled by Rainy River or the Rainy River Subsidiary as well as planned mineral property acquisitions. Additionally, Rainy River has agreed that it will not and will cause the Rainy River Subsidiary to not take certain actions specified in the Acquisition Agreement.

Each of Rainy River and New Gold has agreed to give prompt notice to the other: (a) if it becomes aware that any representation or warranty made by it in the Acquisition Agreement is untrue or inaccurate in any material respect; (b) of the occurrence or failure to occur of any event, which occurrence or failure would cause or may cause any representation or warranty on its part contained in the Acquisition Agreement to be untrue or inaccurate in any material respect; and (c) of any failure of it or any of its Representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Acquisition Agreement.

Other Covenants

Each of Rainy River and New Gold has agreed to a number of mutual covenants, including to use reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable (a) to satisfy (or cause the satisfaction of) the conditions of the Offer to the extent the same is within its control and to consummate and make effective as promptly as is practicable the transactions contemplated by the Acquisition Agreement; and (b) for the discharge by it of its respective obligations under the Acquisition Agreement and the Offer, including its obligations under applicable Laws, in each case including the execution and delivery of such documents as the other party may reasonably require. In addition, upon reasonable notice and subject to the Confidentiality Agreements, Rainy River has agreed to continue to provide New Gold and its Representatives with (i) reasonable and immediate access to all books, records, information and files in its possession and control; (ii) access to its personnel on an as reasonably requested basis; and (iii) reasonable and immediate access to the properties of Rainy River and the Rainy River Subsidiary in order to allow New Gold to continue to conduct such investigations as New Gold may consider necessary or advisable, and has further agreed to assist New Gold in all reasonable ways in any investigations which New Gold may wish to conduct; provided that Rainy River will not be required to disclose information which it is prohibited from disclosing pursuant to a confidentiality agreement, or confidentiality provision of an agreement, with a third party.

Rainy River’s Officers and Directors

From and after the Change of Control Time, Rainy River (or its successor) will maintain for a period of six years on a “trailing” or “run-off” basis, a directors’ and officers’ insurance policy for all present and former directors and officers of Rainy River and the Rainy River Subsidiary, covering claims in respect of acts or omissions in their capacity as directors or officers of Rainy River occurring prior to the Change of Control Time made prior to or within six years after such time, on terms and conditions comparable to those applicable to the current directors and officers of Rainy River and the Rainy River

Subsidiary, provided that in no event will Rainy River be required to expend more than an amount per year equal to 200% of the current annual premiums paid by Rainy River for such insurance.

From and after the Change of Control Time, Rainy River will ensure that the articles, by-laws and/or other constating documents of Rainy River and the Rainy River Subsidiary (or their successors) contain the provisions with respect to indemnification set forth in Rainy River’s or the Rainy River Subsidiary’s current articles and/or by-laws, which provisions will not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Change of Control Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to such time, were directors or officers of Rainy River or the Rainy River Subsidiary, and Rainy River will ensure that the obligations of Rainy River or the Rainy River Subsidiary under any indemnification agreements between Rainy River or the Rainy River Subsidiary and its directors and officers continue in place or are assumed by, if applicable, any successor to Rainy River or the Rainy River Subsidiary.

New Gold has agreed to ensure that all amounts payable in respect of or on a change of control of Rainy River under all employment and other agreements that were disclosed to New Gold by Rainy River are paid in accordance with the provisions of such agreements.

Outstanding Options and Warrants

Rainy River has agreed that the Rainy River Board will resolve, effective prior to the initial scheduled Expiry Time, to accelerate the vesting of all unvested Options, conditional upon New Gold taking up Shares under the Offer. Rainy River has also agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having made commercially reasonable efforts to cause all Options outstanding under the Option Plans to be exercised or surrendered for cancellation at the Expiry Time.

Rainy River has agreed that New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River and the Rainy River Board, as applicable, having made commercially reasonable efforts to amend the warrant certificate evidencing the Warrants to provide that each Warrant that has not been exercised prior to the Expiry Time shall entitle the holder thereof to receive, in lieu of that number of Shares otherwise issuable upon exercise of the Warrants, that number of New Gold Shares that such holder would have been entitled to receive under the Share Option if such holder had been the holder of the number of Shares to which such holder was entitled upon exercise thereof immediately prior to the Expiry Time (adjusted in accordance with the applicable exchange ratio under the Offer).

See Section 1 of the Offer, “The Offer — Options and Warrants”, and Section 3 of the Circular, “Certain Information Concerning Securities of Rainy River”.

7.                                      Lock-Up Agreements

New Gold entered into a Lock-Up Agreement with each Locked-Up Shareholder as of May 31, 2013, as may be amended. The aggregate number of Shares beneficially owned by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 4.8% of the Shares on a fully-diluted basis. The following is a summary of certain provisions of the Lock-Up Agreements. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Lock-Up Agreements. The Lock-Up Agreements have been filed by New Gold and Rainy River under their respective profiles on SEDAR at www.sedar.com.

Agreement to Make the Offer

New Gold has agreed to make the Offer upon and subject to the terms and conditions set out in the Acquisition Agreement and to take up and pay for all Shares tendered under the Offer as soon as reasonably possible and in any event not later than three business days following the time at which New Gold becomes first entitled pursuant to applicable Law to take up such Shares in accordance with the terms and subject to the conditions of the Offer.

Agreement to Tender

The Locked-Up Shareholders have agreed to irrevocably deposit or cause to be irrevocably deposited under the Offer all Shares which they beneficially own or over which they exercise control or direction within 14 days of the mailing of the Offer.  All Shares issued upon the conditional exercise of Options held by the Locked-Up Shareholders will be deposited under the Offer on exercise prior to the Expiry Time.

Covenants of the Locked-Up Shareholders

Each Locked-Up Shareholder has agreed, among other things, that it will: (a) immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group conducted before the date of the relevant Lock-Up Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal; (b) not directly or indirectly, including through any Representative, solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of Rainy River or the Rainy River Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal; (c) not engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any person (other than New Gold and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal; (d) not accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal; (e) not provide any information relating to Rainy River to any person or group in connection with any Acquisition Proposal; (f) not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of its Shares, or any right or interest therein (legal or equitable), to or with any person or group or agree to do any of the foregoing; (g) not grant or agree to grant any proxy, power of attorney or other right to vote its Shares, or enter into any voting, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of its Shares; (h) not requisition or join in any requisition of any meeting of securityholders of Rainy River without the prior written consent of New Gold, or vote or cause to be voted any of its Shares in respect of any proposed action by Rainy River or the Shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer or the other transactions contemplated by the Acquisition Agreement and the Lock-Up Agreements; (i) not do indirectly that which it may not do directly by the terms of these covenants or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer and the other transactions contemplated in the Acquisition Agreement and Lock-Up Agreements; and (k) exercise or surrender any Options held by the Locked-Up Shareholder prior to or as of the Expiry Time so that the Locked-Up Shareholder will hold no Options as of the Expiry Time, in accordance with the terms of the Acquisition Agreement.

In addition to the foregoing covenants, each Locked-Up Shareholder has agreed that it will promptly notify New Gold of any proposal, inquiry, offer or request relating to, or of discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or any proposal, inquiry, offer or request or discussions or negotiations that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Locked-Up Shareholder becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such proposal, inquiry, offer or request or discussions or negotiations in the Locked-Up Shareholder’s possession.

However, nothing contained in any Lock-Up Agreement shall prevent a Locked-Up Shareholder who is a member of the Rainy River Board or is a senior officer of Rainy River from engaging in discussions or negotiations with or furnishing information to, in such Locked-Up Shareholder’s capacity as a director or senior officer of Rainy River, any person in response to an unsolicited bona fide Acquisition Proposal made in writing to the Rainy River Board (which Acquisition Proposal does not result from a breach of the Lock-Up Agreements or the Acquisition Agreement) in circumstances where Rainy River is permitted by the Acquisition Agreement to engage in such discussions or negotiations or furnish such information. Additionally, nothing contained in any Lock-Up Agreement shall limit any Locked-Up Shareholder from fulfilling his or her fiduciary duties as a director or officer of Rainy River, provided, however, that any such exercise of fiduciary duties by such Locked-Up Shareholder shall not in any way diminish his or her obligations as a Locked-Up Shareholder under the relevant Lock-Up Agreement.

Representations and Warranties of the Locked-Up Shareholders

The Lock-Up Agreements contain customary representations and warranties of the Locked-Up Shareholders including, among other things, representations and warranties as to: (a) each Locked-Up Shareholder’s sole beneficial ownership of the applicable Shares, with good and marketable title thereto, free and clear of any restrictions or encumbrances, at the time at which New Gold takes up and pays for such Shares; (b) each Locked-Up Shareholder’s sole right to sell and vote the applicable Shares; (c) the due execution and delivery of the relevant Lock-Up Agreement by each Locked-Up Shareholder and the enforceability of such Lock-Up Agreement against such Locked-Up Shareholder; and (d) the absence of legal proceedings against each Locked-Up Shareholder that would adversely affect in any manner the title of such Locked-Up Shareholder to any of the applicable Shares.

Representations and Warranties of New Gold

The Lock-Up Agreements also contain customary representations and warranties of New Gold including, among other things, representations and warranties as to: (a) the valid existence and corporate power and authority of New Gold; (b) the due execution and delivery of the relevant Lock-Up Agreement by New Gold and the enforceability of such Lock-Up Agreement against New Gold; and (c) the New Gold Shares to be issued pursuant to the Offer, when issued pursuant to the Offer, being duly and validly issued as fully paid and non-assessable shares of New Gold and New Gold having sufficient funds available to pay the Maximum Cash Consideration payable by New Gold pursuant to the Offer.

Termination of the Lock-Up Agreements

The Lock-Up Agreements may be terminated by written agreement of New Gold and the relevant Locked-Up Shareholder. Each Lock-Up Agreement may also be terminated by New Gold, subject to certain conditions, upon notice if: (a) the Acquisition Agreement has been terminated in accordance with its terms; (b) the relevant Locked-Up Shareholder has not complied in all material respects with its covenants to New Gold contained in the Lock-Up Agreement; (c) any representation or warranty of the relevant Locked-Up Shareholder contained in the Lock-Up Agreement is, or becomes at any time prior to the Expiry Time, untrue or incorrect in any material respect; or (d) any of the conditions to the Offer is not satisfied or waived by New Gold at or prior to the Expiry Time.

Each Lock-Up Agreement may be terminated by the relevant Locked-Up Shareholder, subject to certain conditions, upon notice if: (a) New Gold has not made the Offer within the time periods provided for in the Acquisition Agreement; (b) the Offer has expired or has been withdrawn in accordance with its terms without New Gold having purchased any Shares pursuant to the Offer; (c) any representation or warranty of New Gold contained in the Lock-Up Agreement is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five business days after the date of written notice of such breach and the business day prior to the Expiry Time; or (d) the Acquisition Agreement has been terminated in accordance with its terms.

Any such termination shall not prejudice the rights of a party as a result of any breach by the other party of its obligations under a Lock-Up Agreement . Upon termination of a Lock-Up Agreement, the relevant Locked-Up Shareholder will be entitled to withdraw any of its Deposited Shares tendered under the Offer.

8.                                      Source of Funds

The Offer is not subject to any financing condition. The maximum amount of cash payable by New Gold under the Offer is approximately $198 million. New Gold intends, as of the date of the Offer, to fund all cash payable under the Offer and all fees, costs and expenses incurred by New Gold pursuant to the acquisition of Rainy River, through cash resources currently on hand.

9.                                      Acquisition of Shares Not Deposited

If New Gold takes up and pays for Shares deposited under the Offer, New Gold’s current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable New Gold or an affiliate of New Gold to acquire all Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding at least 90% of the issued and outstanding Shares, New Gold has agreed with Rainy River in the Acquisition Agreement that, to the extent possible, it will acquire the Shares not tendered to the Offer under the provisions of Section 300 of the BCBCA and otherwise in accordance with applicable Laws (a “Compulsory Acquisition”). If a Compulsory Acquisition is not available or will not result in New Gold acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, New Gold will use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as possible, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

To exercise its statutory right of Compulsory Acquisition, New Gold must give written notice (the “Offeror’s Notice”) to each holder of Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) within five months after the date of the Offer of such proposed acquisition. If the Offeror’s Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, New Gold is entitled and bound to acquire all of the Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the “Court”) orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror’s Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) New Gold must, not earlier than two months after the date of the Offeror’s Notice, send a copy of the Offeror’s Notice to Rainy River and pay or transfer to Rainy River the consideration representing the price payable by New Gold for the Shares that are referred to in the Offeror’s Notice. On receiving a copy of the Offeror’s Notice and the consideration representing the price payable for the Shares referred to in the Offeror’s Notice, Rainy River will be required to register New Gold as a Shareholder with respect to those Shares. Any such amount received by Rainy River must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Rainy River, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to New Gold. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a Shareholder of a Compulsory Acquisition may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Disposition of Shares and SRP Rights — Disposition of Shares and SRP Rights Pursuant to a Compulsory Acquisition”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

Compelled Acquisition

Section 300 of the BCBCA provides that if New Gold has not sent the Offeror’s Notice to each Dissenting Offeree within one month after becoming entitled to do so, New Gold must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require New Gold to acquire the Shares held by such Dissenting Offeree. If a Dissenting Offeree requires New Gold to acquire its Shares in accordance with these provisions, New Gold must acquire those Shares for the same price and on the same terms contained in the Offer (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

The income tax consequences to a Shareholder of a Compelled Acquisition may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Disposition of Shares and SRP Rights — Disposition of Shares and SRP Rights Pursuant to a Compelled Acquisition”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compelled Acquisition if proposed.

Subsequent Acquisition Transaction

If New Gold takes up and pays for Shares validly deposited under the Offer and the right of Compulsory Acquisition is not available to New Gold for any reason or will not result in New Gold acquiring all Shares issuable on exercise, exchange or conversion of all Options and Warrants, New Gold currently intends to take such action as is necessary or advisable to acquire or cause the exchange or redemption of all Shares not acquired under the Offer, including all Shares issued upon the exercise, exchange or conversion of Options or Warrants. Such action may include causing a special meeting of Shareholders to be called to consider an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Rainy River and New Gold and/or an affiliate of New Gold for the purpose of enabling New Gold or an affiliate of New Gold to acquire, directly or indirectly, all of the Shares and/or all of the assets of Rainy River (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Rainy River may continue as a separate subsidiary of New Gold following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If New Gold takes up and pays for such number of Shares which constitutes at least 66 2/3% of the outstanding Shares (on a fully-diluted basis) under the Offer, New Gold will own sufficient Shares to effect a Subsequent Acquisition Transaction. Although New Gold’s current intention is to effect a Subsequent Acquisition Transaction, New Gold reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

Rainy River has agreed that, in the event New Gold takes up and pays for Shares tendered under the Offer representing at least 66 2/3% of the outstanding Shares (calculated on a fully-diluted basis as at the Expiry Time), it will assist New Gold in connection with any Subsequent Acquisition Transaction to acquire the remaining Shares, provided that the consideration offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration offered under the Offer.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. New Gold expects that any Subsequent Acquisition Transaction relating to Shares will be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. New Gold intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to obtain a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and, among other things, include a summary of such valuation in the disclosure document for the Subsequent Acquisition Transaction unless the valuation is included in its entirety in the disclosure document. New Gold currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Rainy River and New Gold or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed no later than 120 days after the expiry of a take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering shareholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid disclosure documents (and which disclosure has been provided herein). New Gold currently intends that the consideration per Share offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Share paid to the Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each New Gold Share shall be deemed to be at least equal in value to each New Gold Share offered under the Offer) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, New Gold expects to rely on this exemption.

Depending on the nature and terms of the Subsequent Acquisition Transaction, New Gold expects that the provisions of the BCBCA and Rainy River’s constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. In addition to any other required security holder approval, in order to complete a business combination, MI 61-101 would also require the approval of a majority of the votes cast by “minority” Shareholders to be obtained unless an exemption is available or discretionary relief is granted by applicable securities authorities. If, however, following the Offer, New Gold is the holder of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an enforceable appraisal remedy or substantially equivalent right is made available to minority Shareholders.

In relation to the Offer and any business combination, the “minority” Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities authorities, all Shareholders other than (a) New Gold (other than in respect of Shares acquired pursuant to the Offer, as described below), (b) any “interested party” (within the meaning of MI 61-101), (c) any “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101) of Rainy River, and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that New Gold may treat Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as “minority” shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (i) the business combination is completed no later than 120 days after the Expiry Time; (ii) the consideration per security paid in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (iii) certain disclosure is provided in the Circular (and which disclosure has been provided herein); and (iv) the Shareholder who tendered such Shares to the Offer was not (A) a “joint actor” (within the meaning of MI 61-101) with New Gold in respect of the Offer, (B) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer, or (C) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Share that was not identical in amount and form to the entitlement of the general body of holders in Canada of Shares.

MI 61-101 excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer where, among other things (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid (and which disclosure has been provided therein); and (d) the related party and its associated entities beneficially own or exercise control or direction over less than 1% of the outstanding securities of each class of equity securities of the issuer.

In addition, MI 61-101 also excludes from the meaning of “collateral benefit” certain benefits to a related party received solely in connection with the related party’s services as an employee, director or consultant of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee’s determination is disclosed in the disclosure document for the transaction or in the directors’ circular in the case of a bid.

New Gold currently intends: (a) that the consideration offered per Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Share paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each New Gold Share shall be deemed to be at least equal in value to each New Gold Share offered under the Offer); (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

Rainy River has advised New Gold that, to the knowledge of Rainy River, after reasonable inquiry, no votes attached to the outstanding Shares would be required to be excluded and, therefore, no “minority” approval for a Subsequent Acquisition Transaction will be required. For further details, see the Directors’ Circular.

Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such Subsequent Acquisition Transaction or pursuant to the Offer.

The income tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 20 of the Circular, “Certain United States Federal Income Tax Considerations — Disposition of Shares and SRP Rights — Disposition of Shares and SRP Rights Pursuant to a Subsequent Acquisition Transaction”. Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

If New Gold is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, New Gold will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, taking no further action, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Rainy River by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between New Gold and/or one or more of its affiliates. Subject to applicable Laws, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, New Gold may take no action to acquire additional Shares or, subject to applicable Laws, may sell or otherwise dispose of any or all Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by New Gold, which may vary from the terms and the price paid for Shares under the Offer.

Legal and Judicial Developments

On February 1, 2008, MI 61-101 came into force in the provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See “— Subsequent Acquisition Transaction” above.

Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

10.                               Acceptance of the Offer

New Gold has no knowledge regarding whether any Shareholder will accept the Offer, other than the Locked-Up Shareholders, each of which has agreed to accept the Offer, subject to certain exceptions, pursuant to the Lock-Up Agreements. See Section 7 of the Circular, “Lock-Up Agreements”.

11.                               Ownership of and Trading in Securities of Rainy River

No Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by New Gold or its directors or officers, other than by Raymond Threlkeld, who is a director of New Gold as well as a director and the President and Chief Executive Officer of Rainy River and who beneficially owns 56,314 Shares and 1,500,000 Options (of which 500,000 are in-the-money), representing approximately 0.5% of the outstanding Shares on a fully-diluted basis as at June 14, 2013. To the knowledge of New Gold, after reasonable enquiry, no Shares, Options or Warrants are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of New Gold, any insider of New Gold other than a director or officer of New Gold, or any person acting jointly or in concert with New Gold, other than by Van Eck Associates Corporation, an investment manager and an insider of New Gold, who, according to its alternative monthly report filed on SEDAR on June 10, 2013, exercises control or direction over 10,195,389 Shares as of May 31, 2013.

To the knowledge of New Gold, after reasonable enquiry, none of New Gold or its directors or officers, any associate or affiliate of an insider of New Gold, any insider of New Gold other than a director or officer of New Gold, or any person acting jointly or in concert with New Gold, purchased or sold any securities of Rainy River during the six-month period preceding the date of the Offer, other than Raymond Threlkeld, who acquired 1,748 Shares in January 2013 and 3,114 Shares in April 2013 through the Employee Share Purchase Plan, and Van Eck Associates Corporation, who, according to its alternative monthly reports filed on SEDAR on December 10, 2012, April 5, 2013, May 10, 2013 and June 10, 2013, increased its holding of Shares by 920,049 Shares in the period from and including December 2012 to and including March 2013, decreased its holding of Shares by 140,306 Shares in April 2013 and increased its holding of Shares by 250,474 Shares in May 2013.

12.                               Commitments to Acquire Securities of Rainy River

None of New Gold or, to the knowledge of New Gold, after reasonable enquiry, any director or officer of New Gold, any associate or affiliate of an insider of New Gold, any insider of New Gold other than a director or officer of New Gold, or any person acting jointly or in concert with New Gold, has entered into any agreements, commitments or understandings to acquire any securities of Rainy River, except for the agreements made by New Gold pursuant to the Acquisition Agreement and the Lock-Up Agreements. See Section 4 of the Circular, “Background to the Offer”, Section 6 of the Circular, “Acquisition Agreement”, and Section 7 of the Circular, “Lock-Up Agreements”.

13.                               Other Material Facts

New Gold has no knowledge of any material fact concerning the securities of Rainy River that has not been generally disclosed by Rainy River, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.                               Agreements, Arrangements or Understandings

Other than the Lock-Up Agreements described in Section 7 of the Circular, “Lock-Up Agreements”, there are (a) no agreements, commitments or understandings made or proposed to be made between New Gold and any director or officer of Rainy River, including for any payment or other benefit proposed to be made or given by New Gold to such directors or officers as compensation for loss of office or for remaining in or retiring from office following the completion of the Offer, and (b) no agreements, commitments or understandings made or proposed to be made between New Gold and any Shareholder relating to the Offer.

Other than the Acquisition Agreement and the Confidentiality Agreements, there are no agreements, commitments or understandings made between New Gold and Rainy River relating to the Offer and, other than the Shareholder Rights Plan, New Gold is not aware of any other agreement, commitment or understanding that could affect control of Rainy River that New Gold has access to and that can reasonably be regarded as material to a Shareholder in deciding whether to deposit Shares under the Offer. See Section 4 of the Circular, “Background to the Offer”, Section 6 of the Circular, “Acquisition Agreement”, and Section 21 of the Circular, “Shareholder Rights Plan”.

For information on agreements, commitments or understandings made or proposed to be made between Rainy River and any director or officer of Rainy River, see the Directors’ Circular.

To the knowledge of New Gold, other than as disclosed in this Section 14, there are no direct or indirect benefits of accepting or rejecting the Offer that will accrue to any insider of New Gold or, to the knowledge of New Gold, after reasonable enquiry, any director or officer of Rainy River, any associate or affiliate of an insider of Rainy River, any associate or affiliate of Rainy River or any person or company acting jointly or in concert with Rainy River, other than those benefits that will accrue to Shareholders generally.

15.                               Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer

The purchase of Shares by New Gold under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by New Gold, could materially adversely affect the liquidity and market value of any remaining Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon the successful completion of the Offer, lead to the delisting of the Shares from the TSX. Among such criteria are the number of public Shareholders, the number of Shares publicly held and the aggregate market value and trading volume of the Shares publicly held. Depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. If the Shares are delisted from the TSX, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Rainy River remains subject to public reporting requirements in Canada and other factors. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, New Gold intends, to the extent permitted by applicable Laws, to cause Rainy River to apply to voluntarily delist the Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. There is, however, no assurance that any such transaction will be completed.

If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, New Gold intends to cause Rainy River to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada where it is currently a reporting issuer.

16.                               Certain Information Concerning Securities of New Gold

Authorized and Outstanding Share Capital

The authorized capital of New Gold consists of an unlimited number of New Gold Shares without par value, of which 477,047,422 were issued and outstanding as of June 14, 2013. Holders of New Gold Shares are entitled to receive notice of any meetings of shareholders of New Gold and to attend and to cast one vote per New Gold Share at all such meetings. Holders of New Gold Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the New Gold Shares entitled to vote in any election of directors may elect all directors standing for election.

Holders of New Gold Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by New Gold’s board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of New Gold, are entitled to receive on a pro-rata basis the net assets of New Gold after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of New Gold Shares with respect to dividends or liquidation. The New Gold Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

As of June 14, 2013, New Gold had 11,495,204 options outstanding under its share option plan, exercisable for 11,495,204 New Gold Shares. In addition, New Gold had 27,849,865 Series A Warrants (the “New Gold Series A Warrants”) outstanding, exercisable for 27,849,865 New Gold Shares.

Dividends

To date, New Gold has not paid dividends on its shares. New Gold currently intends to retain future earnings, if any, for use in its business and does not currently anticipate paying dividends on its shares. Any determination to pay any future dividends will remain at the discretion of New Gold’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

Consolidated Capitalization

There have not been any material changes in the share or loan capital, on a consolidated basis, of New Gold since March 31, 2013, the date of New Gold’s most recently filed unaudited interim condensed consolidated financial statements. The following table sets forth New Gold’s consolidated capitalization as at March 31, 2013, adjusted to give effect to the Offer.  The table should be read in conjunction with the unaudited interim condensed consolidated financial statements of New Gold for the quarter ended March 31, 2013, including the notes thereto, and management’s discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

	As at March 31, 2013	As at March 31, 2013 after giving effect to the Offer(1)(2)(3)(4)(5)
	(all dollar amounts in millions of U.S. dollars)

Common shares	$2,624.1	$2858.8	(6)
Contributed surplus	$85.3	$85.3
Retained earnings	$59.7	$59.7
Long-term debt	$854.3	$854.3
Total capitalization	$3,623.4	$3,858.1

(1)                                 Amounts have been determined assuming that all Shares (on a fully-diluted basis) are deposited under the Offer and that therefore New Gold will respectively pay and issue the Maximum Cash Consideration and the Maximum Share Consideration pursuant to the Offer.

(2)                                 Before deducting expenses of the Offer.

(3)                                 See Section 8 of the Circular, “Source of Funds.”

(4)                                 Where applicable, amounts in Canadian dollars have been converted to U.S. dollars using the March 28, 2013 Bank of Canada noon rate of exchange for U.S. dollars, which was C$1.00 = US$0.9846.

(5)                                 Rainy River amounts incorporated are as at March 31, 2013, the date of Rainy River’s most recently filed condensed consolidated financial statements.

(6)                                Dollar amount of the Maximum Share Consideration assumed to be issued pursuant to the Offer has been calculated using the March 28, 2013 closing price of the New Gold Shares on the TSX, which was $9.24.

Price Range and Trading Volume of the New Gold Shares

The New Gold Shares are listed on the TSX and the NYSE MKT under the trading symbol “NGD”. On May 30, 2013, being the last trading day on the TSX and the NYSE MKT prior to the announcement of New Gold’s intention to make the Offer, the closing price of the New Gold Shares was $7.66 on the TSX and US$7.45 on the NYSE MKT. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of New Gold Shares on the TSX:

	TSX Trading of New Gold Shares
Period	High	Low	Volume
2012
June	$10.70	$9.29	34,268,658
July	$10.58	$9.19	19,267,429
August	$11.26	$9.63	27,824,582
September	$12.50	$10.63	42,209,412
October	$12.38	$11.13	24,783,162
November	$11.85	$9.51	35,430,777
December	$11.16	$10.10	20,029,284

Source: TSX Market Data

New Gold Series A Warrants

The New Gold Series A Warrants are listed on the TSX under the trading symbol “NGD.WT.A”. Each New Gold Series A Warrant entitles the holder thereof to purchase one New Gold Share at an exercise price of $15.00. These warrants expire on June 28, 2017. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of the New Gold Series A Warrants on the TSX:

	TSX Trading of New Gold Series A Warrants
Period	High	Low	Volume
2012
June	$3.39	$2.92	392,509
July	$3.34	$2.75	459,107
August	$3.30	$2.90	1,127,276
September	$3.85	$3.02	1,170,085
October	$3.70	$3.14	683,306
November	$3.37	$2.53	967,328
December	$2.93	$2.52	943,642
2013
January	$2.95	$2.07	622,594
February	$2.40	$1.83	610,708
March	$2.31	$1.90	354,571
April	$2.09	$1.34	891,828
May	$1.86	$1.03	599,953
June (to June 14)	$1.63	$1.38	343,750

Source: TSX Market Data

Prior Sales

For the 12-month period prior to the date of the Offer, New Gold has issued or granted New Gold Shares and securities convertible into New Gold Shares as listed in the table below. Other than the issuances listed in the table below, New Gold has not issued any New Gold Shares or securities convertible into New Gold Shares within the 12 months preceding the date of the Offer.

Date of Issuance	Number of Securities Issued	Issue/Exercise Price ($)		Reason for Issuance
June 14, 2012	7,000		$9.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
June 15, 2012	6,000	US$	0.34	Issued upon exercise of previously issued options of Western Goldfields Inc.
June 15, 2012	5,000		$7.67	Issued upon exercise of issued options of New Gold
June 15, 2012	68,000		$3.21	Issued upon exercise of issued options of New Gold
June 15, 2012	16,667		$3.92	Issued upon exercise of issued options of New Gold
June 22, 2012	5,000	US$	2.28	Issued upon exercise of previously issued options of Western Goldfields Inc.
June 28, 2012	55,000		$6.84	Issued upon exercise of previously issued options of New Gold
July 5, 2012	15,750		$5.61	Issued upon exercise of previously issued options of New Gold Canada Inc. (formerly Metallica Resources Inc.)
August 9, 2012	6,930		$0.60	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
August 10, 2012	270,300		$10.34	Issuance of options of New Gold
August 13, 2012	6,666		$2.71	Issued upon exercise of issued options of New Gold
August 13, 2012	2,666		$7.67	Issued upon exercise of issued options of New Gold
August 13, 2012	10,000		$4.39	Issued upon exercise of issued options of New Gold
August 13, 2012	34,450		$7.84	Issued upon exercise of issued options of New Gold
August 13, 2012	28,000		$5.93	Issued upon exercise of issued options of New Gold
August 20, 2012	13,534		$0.60	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
August 22, 2012	7,200		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
August 23, 2012	9,180		$0.60	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
August 27, 2012	3,461		$0.60	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
August 28, 2012	6,666		$2.71	Issued upon exercise of issued options of New Gold
August 28, 2012	2,666		$7.67	Issued upon exercise of issued options of New Gold
August 28, 2012	10,000		$4.39	Issued upon exercise of issued options of New Gold

Date of Issuance	Number of Securities Issued	Issue/Exercise Price ($)		Reason for Issuance
September 4, 2012	3,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
September 4, 2012	16,666		$4.39	Issued upon exercise of issued options of New Gold
September 6, 2012	14,666		$2.71	Issued upon exercise of issued options of New Gold
September 7, 2012	3,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
September 7, 2012	6,666		$7.67	Issued upon exercise of issued options of New Gold
September 11, 2012	600		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
September 12, 2012	100,000		$2.71	Issued upon exercise of issued options of New Gold
September 12, 2012	6,633		$7.67	Issued upon exercise of issued options of New Gold
September 12, 2012	26,667		$4.39	Issued upon exercise of issued options of New Gold
September 12, 2012	68,000		$7.84	Issued upon exercise of issued options of New Gold
September 12, 2012	68,000		$3.21	Issued upon exercise of issued options of New Gold
September 14, 2012	5,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
September 19, 2012	14,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
September 19, 2012	6,666		$2.71	Issued upon exercise of issued options of New Gold
September 19, 2012	10,000		$4.39	Issued upon exercise of issued options of New Gold
September 19, 2012	2,666		$7.67	Issued upon exercise of issued options of New Gold
September 20, 2012	6,667		$2.71	Issued upon exercise of issued options of New Gold
September 20, 2012	10,000		$4.39	Issued upon exercise of issued options of New Gold
September 20, 2012	2,667		$7.67	Issued upon exercise of issued options of New Gold
September 21, 2012	18,334		$5.70	Issued upon exercise of issued options of New Gold
September 21, 2012	1,500		$2.71	Issued upon exercise of issued options of New Gold
September 26, 2012	2,000		$5.37	Issued upon exercise of issued options of New Gold
October 2, 2012	60,000		$2.00	Issued upon exercise of previously issued options of Western Goldfields Inc.
October 3, 2012	50,000		$7.84	Issued upon exercise of issued options of New Gold
October 11, 2012	1,800		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
October 11, 2012	4,171	US$	0.34	Issued upon exercise of previously issued options of Western Goldfields Inc.
October 12, 2012	100		$9.00	Issued upon exercise of previously issued warrants of Peak Gold Ltd.
October 15, 2012	500		$9.00	Issued upon exercise of previously issued warrants of Peak Gold Ltd.
October 16, 2012	850		$9.00	Issued upon exercise of previously issued warrants of Peak Gold Ltd.
October 22, 2012	195,720		$9.35	Issued upon conversion of New Gold 5% subordinated convertible debentures
October 24, 2012	4,000		$9.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
November 16, 2012	4,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
November 19, 2012	5,608,342		$9.35	Issued upon conversion of New Gold 5% subordinated convertible debentures
November 19, 2012	67,590		$10.83	Issued upon redemption of New Gold 5% subordinated convertible debentures
November 28, 2012	50,000	US$	0.75	Issued upon exercise of previously issued options of Western Goldfields Inc.
November 28, 2012	7,372,933		$9.00	Issued upon exercise of previously issued warrants of Peak Gold Ltd.
November 28, 2012	30,000		$10.22	Issuance of options of New Gold
December 5, 2012	10,020		$5.59	Issued upon exercise of previously issued options of New Gold Canada Inc. (formerly Metallica Resources Inc.)
December 10, 2012	16,667		$3.92	Issued upon exercise of issued options of New Gold
December 17, 2012	600		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
December 24, 2012	4,200		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
January 4, 2013	14,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
January 7, 2013	34,340		$0.92	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
January 11, 2013	4,905		$0.92	Issued upon exercise of previously issued warrants of Silver Quest Resources Ltd.
January 14, 2013	2,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
January 17, 2013	8,400		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 13, 2013	1,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 13, 2013	1,356,800		$10.01	Issuance of options of New Gold

Date of Issuance	Number of Securities Issued	Issue/Exercise Price ($)		Reason for Issuance
February 14, 2013	5,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 19, 2013	10,200		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 26, 2013	3,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 26, 2013	3,600		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 27, 2013	600		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 28, 2013	6,667		$4.39	Issued upon exercise of issued options of New Gold
February 28, 2013	149		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
February 28, 2013	300,000	US$	0.93	Issued upon exercise of previously issued options of Western Goldfields Inc.
February 28, 2013	1,651		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
March 1, 2013	3,000		$6.30	Issued upon exercise of previously issued options of Peak Gold Ltd.
March 11, 2013	50,000	US$	0.75	Issued upon exercise of previously issued options of Western Goldfields Inc.
March 12, 2013	8,000		$7.35	Issued upon exercise of previously issued options of New Gold
March 13, 2013	50,000		$7.84	Issued upon exercise of issued options of New Gold
March 14, 2013	10,000		$7.35	Issued upon exercise of previously issued options of New Gold
March 15, 2013	7,000		$7.35	Issued upon exercise of previously issued options of New Gold
March 20, 2013	200,000		$6.20	Issued upon exercise of previously issued options of Peak Gold Ltd.
March 21, 2013	28,800		$2.71	Issued upon exercise of issued options of New Gold
March 21, 2013	41,000		$7.84	Issued upon exercise of issued options of New Gold
March 22, 2013	4,200		$6.20	Issued upon exercise of previously issued options of Peak Gold Ltd.
March 26, 2013	4,533		$2.71	Issued upon exercise of issued options of New Gold
March 26, 2013	26,666		$7.67	Issued upon exercise of issued options of New Gold
March 26, 2013	35,000		$4.39	Issued upon exercise of issued options of New Gold
April 2, 2013	50,000		$4.39	Issued upon exercise of issued options of New Gold
May 9, 2013	231,818		$7.52	Issuance of options of New Gold
May 22, 2013	120,000		$2.80	Issued upon exercise of previously issued options of Western Goldfields Inc.
May 22, 2013	10,000		$1.75	Issued upon exercise of previously issued options of Western Goldfields Inc.

17.                               Risk Factors

As Shareholders may acquire New Gold Shares in consideration or partial consideration for the Shares that they deposit under the Offer, Shareholders should carefully consider the risks and uncertainties associated with New Gold and the New Gold Shares set out in this Section 17 and those described in the documents that New Gold has filed with Canadian securities regulatory authorities incorporated by reference herein, including New Gold’s Annual Information Form filed on SEDAR on March 27, 2013 for the financial year ended December 31, 2012. New Gold expects that these risks and uncertainties will also be applicable to New Gold following completion of the Offer. These risks and uncertainties may not be the only risks and uncertainties faced by New Gold or the combined company. Other risks and uncertainties not presently known by New Gold or that New Gold currently believes are not material could also materially and adversely affect New Gold’s or the combined company’s business, results of operations and/or financial condition.

Risks Relating to the Offer

The market value of New Gold Shares received by Shareholders under the Offer may vary significantly from the date on which the exchange ratio was fixed.

Depositing Shareholders who elect the Share Option will receive a number of New Gold Shares under the Offer based on a fixed exchange ratio, rather than New Gold Shares with a specific market value. Even if a depositing Shareholder elects (or is deemed to elect) the Cash Option, the consideration the Shareholder receives for its deposited Shares may include New Gold Shares as a result of pro ration. The number of New Gold Shares to be issued in exchange for each Share will not be adjusted to reflect any changes in the market value of the New Gold Shares. Consequently, the market value of the New Gold Shares issued to Shareholders in connection with the take-up of their Shares under the Offer may vary significantly from the market value for those New Gold Shares on the date of the Offer or on the date on which such Shareholders deposit their Shares under the Offer. If the market price of the New Gold Shares declines, the value of the consideration received by Shareholders who elect the Share Option will decline as well. For example, during the 12-month period ending on May 30, 2013 (the most recent trading day prior to the date of the announcement of the Offer), the trading price of the New Gold Shares on the TSX varied from a low of $6.37 to a high of $12.50 and ended that period at $7.66. Conversely, if the market price of the New Gold Shares increases, Shareholders who elect (or are deemed to elect) the Cash Option may, to the extent they receive cash for their deposited Shares, receive consideration with a lower market value than if they had elected the Share Option. Variations in the market price of the New Gold Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of New Gold (either alone or combined with Rainy River), including factors that may affect the business, operations or prospects of New Gold or the combined company over which New Gold has no control, as well as general market volatility.

The value of the cash portion of the Offer will fluctuate for non-Canadian Shareholders.

All cash payable under the Offer, including the cash consideration under the Cash Option and the cash consideration under the Share Option, will be denominated in Canadian dollars. Currency exchange rates may fluctuate and the prevailing exchange rate on the settlement date may be significantly different from the exchange rate on the date of the Offer or the date on which non-Canadian Shareholders deposited their Shares under the Offer. These changes may significantly affect the value of the cash consideration received for Shares deposited by non-Canadian Shareholders.

The actual cash and share consideration received by Shareholders will depend on pro ration.

New Gold is offering to purchase Shares on the basis of, at the election of the Shareholder, $3.83 in cash for each Share or 0.5 of a New Gold Share for each Share. However, the maximum amount of cash payable by New Gold under the Offer is approximately $198 million and the maximum number of New Gold Shares issuable under the Offer is approximately 25.8 million New Gold Shares. Such maximum amounts may be pro rated based on elections made (or deemed to be made) by Shareholders. Consequently, a Cash Electing Shareholder may nonetheless receive New Gold Shares for a portion of the consideration for its Deposited Shares. For the same reason, a Share Electing Shareholder may nonetheless receive cash for a portion of the consideration for its Deposited Shares. See Section 1 of the Offer, “The Offer”.

After completion of the Offer, Rainy River would become a majority-owned subsidiary of New Gold and New Gold’s interests could differ from that of other Shareholders.

If the Offer is successful, New Gold will have the authority to determine the directors of Rainy River and its subsidiaries and, as a result, appoint new management for Rainy River and its subsidiaries. New Gold will also have the authority to approve certain actions requiring the approval of Shareholders, including sales of Rainy River’s assets. New Gold currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If New Gold is unable to complete (or if there is a delay in completing) a Compulsory Acquisition or Subsequent Acquisition Transaction, New Gold will nonetheless own sufficient Shares to control Rainy River. New Gold’s interests with respect to Rainy River may differ from the interests of Shareholders who do not deposit their Shares under the Offer.

The purchase of Shares by New Gold under the Offer could affect the market for and listing of Shares and Rainy River’s status as a reporting issuer.

The purchase of Shares by New Gold under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by New Gold, could materially adversely affect the liquidity and market value of any remaining Shares held by the public. In addition, depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, New Gold intends, to the extent permitted by applicable Laws, to cause Rainy River to apply to voluntarily delist the Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”.

For United States federal income tax purposes, the disposition of Shares and SRP Rights pursuant to the Offer will be a fully taxable transaction to U.S. Shareholders.

Notwithstanding the fact that part of the consideration paid by New Gold under the Offer may be New Gold Shares, the disposition of Shares and SRP Rights pursuant to the Offer will be a fully taxable transaction to U.S. Shareholders.

Risks Relating to New Gold and the Integration of the Operations and Businesses of New Gold and Rainy River

The integration of the operations and businesses of New Gold and Rainy River may not produce the anticipated benefits, in the expected time-frames or at all, due to unanticipated challenges or delays. New Gold has made the Offer with the expectation that its successful completion and the subsequent integration of New Gold and Rainy River will result in greater long-term potential and value creation than the individual companies could achieve on their own. This expectation is based, in part, on certain presumed synergies. These anticipated benefits and synergies will depend in part on whether the operations, systems and personnel of Rainy River and New Gold can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction and whether the presumed bases or sources of synergies produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of operations and personnel of the two companies, and special risks, including possible unanticipated liabilities and expenses, significant one-time write-offs or restructuring charges and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies’ operations, systems and personnel will be timely or effectively accomplished, or ultimately will be successful in achieving the anticipated benefits.

For further information regarding the risks relating to New Gold and its business, see the documents that New Gold has filed with Canadian securities regulatory authorities incorporated by reference herein, including New Gold’s Annual Information Form filed on SEDAR on March 27, 2013 for the financial year ended December 31, 2012.

18.          Regulatory Considerations

New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon all government and regulatory approvals, including the Competition Act Approval, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, certificates, rulings, decisions, statements of no objection and exemptions, that are required by Law to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, being obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated, each on terms and conditions satisfactory to New Gold and Rainy River, acting reasonably.

Competition Laws

Part IX of the Competition Act requires that parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or has been terminated early by the Commissioner. The Competition Act prescribes an initial waiting period of 30 days from when the parties have both filed their respective Notification. At the end of that period, the parties are permitted to complete their Notifiable Transaction unless, prior to the expiration of the waiting period, the Commissioner issues a supplementary information request to the parties, in which case the parties cannot complete their transaction until 30 days after the day in which the parties comply with the supplementary information request, unless, before completion, the Competition Tribunal, upon the application of the Commissioner, issues a temporary order prohibiting completion in order to facilitate the Commissioner’s continued review of the transaction or litigation before the Competition Tribunal.

Alternatively to, or in addition to, filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an Advance Ruling Certificate or, in the event that the Commissioner is not prepared to issue an Advance Ruling Certificate, a letter confirming that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Notifiable Transaction (a No-Action Letter).  If the Commissioner issues an Advance Ruling Certificate, the parties are exempt from having to file a notification; if the Commissioner issues a No-Action Letter, upon the request of the parties, the Commissioner can waive the parties’ requirement to submit a notification where the parties have supplied substantially similar information as would have been supplied with their Notification (a “Waiver”). The filing of a request for an Advance Ruling Certificate or, in the alternative, a No-Action Letter and Waiver does not start a statutory waiting period and, unless the parties have also filed a Notification, the parties cannot complete their transaction until the Commissioner has completed his review and issued the requested clearance.

The Commissioner may challenge an acquisition before the Competition Tribunal at any time before, or within one year following, its completion where the acquisition prevents or lessens, or is likely to prevent or lessen, competition substantially (a “Competition Challenge”). If the Competition Tribunal agrees with the Commissioner, the Tribunal can issue an order prohibiting the transaction, provided that the transaction has not been completed by such time, or it can order the divestiture of shares or assets where the transaction already has been completed; the Competition Tribunal cannot issue an order, however, where the parties have been able to establish the elements of the statutory efficiencies defence.  The Commissioner is precluded from bringing a Competition Challenge on substantially the same information that an Advance Ruling Certificate was issued, provided that the Notifiable Transaction was completed within one year after the Advance Ruling Certificate was issued. No such prohibition on bringing a Competition Challenge applies to the issuance of a No-Action Letter. The Commissioner may bring a Competition Challenge within one year from the time the transactions contemplated in the Acquisition Agreement are substantially completed.

The transactions contemplated by the Acquisition Agreement constitute a Notifiable Transaction. On June 10, 2013, New Gold and Rainy River filed with the Commissioner a submission in support of a request for an Advance Ruling Certificate or, in the event that the Commissioner will not issue an Advance Ruling Certificate, a No-Action Letter and Waiver. Under the Acquisition Agreement, the parties reserve the right to file a Notification in the event that the Commissioner does not issue an Advance Ruling Certificate or No-Action Letter and Waiver within a specified period of time.

Canadian Securities Laws

The distribution of the New Gold Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of New Gold Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

U.S. Securities Laws

The issuance of the New Gold Shares under the Offer is being made pursuant to a registration statement on Form F-10 filed with the SEC under the U.S. Securities Act and New Gold has applied to list the New Gold Shares issuable under the Offer on the NYSE MKT. Shareholders who are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of New Gold may resell their New Gold Shares acquired under the Offer without registration under the U.S. Securities Act. However, New Gold Shares owned by affiliates of New Gold, including those acquired under the Offer, may be resold only pursuant to an applicable resale registration statement under the U.S. Securities Act, in accordance with the requirements of Rule 144 under the U.S. Securities Act or pursuant to another exemption from the registration requirements of the U.S. Securities Act.

19.                               Certain Canadian Federal Income Tax Considerations

In the opinion of Cassels, counsel to New Gold, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the “Tax Act”), generally applicable to a Shareholder who, for purposes of the Tax Act, holds Shares and will hold New Gold Shares received pursuant to the Offer as capital property, deals at arm’s length with, and is not affiliated with, Rainy River or New Gold and who sells Shares to New Gold under the Offer or otherwise disposes of Shares pursuant to certain transactions described in Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

Shares and New Gold Shares generally will be considered capital property to a Shareholder for purposes of the Tax Act unless the Shareholder holds such shares in the course of carrying on a business of buying and selling securities or the Shareholder has acquired or holds them in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to persons holding Options, Warrants or other conversion or exchange rights to acquire Shares, or persons who acquired Shares on the exercise of employee stock options. In addition, this summary does not apply to: (i) a Shareholder with respect to whom New Gold is or will be a “foreign affiliate” within the meaning of the Tax Act, (ii) a Shareholder that is a “financial institution”, for the purposes of the mark-to-market rules in the Tax Act, (iii) a Shareholder an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) a Shareholder that is a “specified financial institution” as defined in the Tax Act, (v) a Shareholder who has made a“functional currency” election under section 261 of the Tax Act, or (vi) a Shareholder that has, or will, enter into, with respect to the Shares or the New Gold Shares, a “derivative forward agreement” as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013.

Further, this summary is not applicable to a person that (i) is a corporation resident in Canada and (ii) is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of New Gold Shares, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Shareholder should consult its own tax advisor.

This summary assumes that if any SRP Rights are acquired pursuant to the Offer that there is no value to those SRP Rights, and, therefore, that no amount of the consideration paid by New Gold will be allocated to the SRP Rights. Accordingly, this summary does not otherwise address the disposition of any SRP Rights pursuant to the Offer. Holders should consult their own tax advisors regarding the disposition of any SRP Rights.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Shares acquired based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Shareholders reside or carry on business.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a “Resident Shareholder”).

Certain Resident Shareholders whose Shares would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Shares, and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Where Shares are acquired by New Gold and the Resident Shareholder makes a Tax Election (as defined herein) in respect of such Shares, as described below, the New Gold Shares received in exchange will not be Canadian securities for purposes of subsection 39(4) of the Tax Act. Resident Shareholders contemplating such an election should first consult their own tax advisors.

Disposition of Shares Under the Offer

Exchange of Shares for Cash Only or a Combination of New Gold Shares and Cash — No Tax Election

A Resident Shareholder whose Shares are exchanged for cash only or a combination of New Gold Shares and cash pursuant to the Offer and who does not make a valid Tax Election will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Resident Shareholder’s Shares immediately before the exchange.

For purposes of computing the capital gain or capital loss realized upon the disposition of a Share to New Gold, a Resident Shareholder will be considered to have disposed of such Resident Shareholder’s Share to New Gold for proceeds of disposition equal to the aggregate of the cash received in respect of such Share (including cash received in lieu of a fraction of a Share) and the fair market value (determined at the time the Share is taken up and paid for) of New Gold Shares received from New Gold (if any), in consideration therefor.

The cost to the Resident Shareholder of any New Gold Shares acquired on the exchange will equal the aggregate fair market value, as at the time of the exchange, of the Shares disposed of by such Resident Shareholder, less the aggregate of the amount of cash received on the exchange. If the Resident Shareholder separately owns other New Gold Shares as capital property at that time, the adjusted cost base of all New Gold Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the New Gold Shares acquired on the exchange with the adjusted cost base of those other New Gold Shares.

The general tax treatment of capital gains and capital losses is discussed below under the subheading “Residents of Canada — Taxation of Capital Gains and Capital Losses”.

Exchange of Shares for New Gold Shares Only — No Tax Election

In the case of a Resident Shareholder who elects the Share Option and who receives only New Gold Shares (except for cash in lieu of a fractional share, if applicable), a capital gain or capital loss that would otherwise be realized on the exchange of a Share for a New Gold Share may be deferred under the provisions of section 85.1 of the Tax Act.

In general, except where (a) such a Resident Shareholder has, in the Resident Shareholder’s income tax return for the year of sale, included any portion of the gain or loss otherwise determined from the disposition of a Share, (b) such a Resident Shareholder has made a Tax Election, or (c) immediately after the exchange, such a Resident Shareholder or persons with whom such a Resident Shareholder does not deal at arm’s length for purposes of the Tax Act or such a Resident Shareholder together with such persons either controls or beneficially owns shares of the capital stock of New Gold having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of New Gold, the Resident Shareholder will be deemed to have disposed of each of the Resident Shareholder’s Shares for proceeds of disposition equal to the adjusted cost base of such share immediately before the disposition, and, in exchange therefor, will be deemed to have acquired New Gold Shares at a cost equal to such adjusted cost base. Pursuant to the CRA’s current administrative practices, a Resident Shareholder who receives cash not exceeding $200 in lieu of a fractional share will have the option of recognizing the capital gain or capital loss arising on the disposition of the fractional share or alternatively of reducing the adjusted cost base of the New Gold Shares acquired by the amount of cash so received.

If the Resident Shareholder separately owns other New Gold Shares as capital property at that time, the adjusted cost base of all New Gold Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the New Gold Shares acquired on the exchange with the adjusted cost base of those other New Gold Shares.

The provisions described above with respect to the deferral of a capital gain or a capital loss will not apply to Resident Shareholders who elect to include in their income for the year of disposition any portion of the gain or loss otherwise determined. A Resident Shareholder who does include any such amount in income will be deemed to have disposed of all Shares for proceeds of disposition equal to the fair market value of New Gold Shares (and cash in lieu of a fractional share, if applicable) received in exchange therefor and to have acquired such New Gold Shares at a cost equal to their fair market value. It is not possible for a Resident Shareholder to elect such treatment on a portion only of the gain or loss otherwise realized on a disposition of Shares.

Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election

The following applies to a Resident Shareholder who is an Eligible Holder. An Eligible Holder who receives New Gold Shares only or a combination of cash and New Gold Shares under the Offer may obtain a full or partial tax deferral in respect of the disposition of Shares as a consequence of filing with the CRA (and, where applicable, with a provincial tax authority) a joint election made by the Eligible Holder and New Gold under subsection 85(1) of the Tax Act (or, in the case of a partnership, under subsection 85(2) of the Tax Act provided all members of the partnership jointly elect) and the corresponding provisions of any applicable provincial tax legislation (collectively, the “Tax Election”).

So long as, at the time of the disposition, the adjusted cost base to an Eligible Holder of the holder’s Shares equals or exceeds the aggregate of the amount of any cash received as a result of such disposition by such holder, the Eligible Holder may select an Elected Amount (as defined herein) so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The “Elected Amount” means the amount selected by an Eligible Holder, subject to the limitations described below, in the Tax Election to be treated as the Eligible Holder’s proceeds of disposition of the Shares.

In general, where an election is made, the Elected Amount must comply with the following rules:

(a)                                 the Elected Amount may not be less than the amount of cash received by the Eligible Holder as a result of the disposition;

(b)                                 the Elected Amount may not be less than the lesser of the adjusted cost base to the Eligible Holder of the Shares exchanged, determined at the time of the disposition, and the fair market value of the Shares at that time; and

(c)                                  the Elected Amount may not exceed the fair market value of the Shares at the time of the disposition.

Where an Eligible Holder and New Gold make an election that complies with the rules above, the tax treatment to the Eligible Holder generally will be as follows:

(a)                                 the Eligible Holder will be deemed to have disposed of the Shares for proceeds of disposition equal to the Elected Amount;

(b)                                 if the Elected Amount is equal to the aggregate of the adjusted cost base to the Eligible Holder of the Shares, determined at the time of the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder;

(c)                                  to the extent that the Elected Amount exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Eligible Holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or capital loss); and

(d)                                 the aggregate cost to the Eligible Holder of New Gold Shares acquired as a result of the disposition will equal the amount, if any, by which the Elected Amount exceeds the aggregate amount of the cash received by the Eligible Holder as a result of the disposition, and such cost will be averaged with the adjusted cost base of all other New Gold Shares held by the Eligible Holder as capital property immediately prior to the disposition for the purpose of determining thereafter the adjusted cost base of each New Gold Share held by such Eligible Holder.

New Gold has agreed to make a Tax Election pursuant to subsection 85(1) or subsection 85(2) of the Tax Act (and any similar provision of any provincial tax legislation) with an Eligible Holder at the amount determined by such Eligible Holder, subject to the limitations set out in subsection 85(1) or subsection 85(2) of the Tax Act (or any applicable provincial tax legislation).

An Eligible Holder who wishes to enter into a Tax Election with New Gold must obtain the appropriate federal election forms (Form T2057 or, in the event that the Shares are held by a partnership, Form T2058) from the CRA, and, where necessary, appropriate provincial election forms from the appropriate provincial office. An Eligible Holder who intends to make a Tax Election should indicate that intention by checking the appropriate box in the Letter of Transmittal. New Gold also intends to provide a tax instruction letter after the Expiry Time on its website at www.newgold.com.

An Eligible Holder who wishes to effect the disposition of such Eligible Holder’s Shares pursuant to a Tax Election must ensure that two signed copies of Form T2057 or, in the event that the Shares are held by a partnership, two signed copies of Form T2058 (and where necessary, two signed copies of the appropriate provincial forms), are received by New Gold in accordance with the procedures set out in the tax instruction letter on or before the day that is 45 days after the Take-Up Date for the Shares duly completed with the details of the number of Shares transferred, the consideration received and the applicable Elected Amounts for the purposes of such Tax Elections. Subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), one copy of the election form (and one copy of any provincial election form) will be returned to the particular Eligible Holder at the address indicated on the election form, signed by New Gold, for filing by the Eligible Holder with the CRA (and any applicable provincial tax authority). Any Eligible Holder who does not ensure that the duly completed election forms have been received by New Gold on or before the day that is 45 days after the Take-Up Date for the Shares will not be able to benefit from the rollover provisions in section 85 of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation). Accordingly, all Eligible Holders who wish to enter into a Tax Election with New Gold should give their immediate attention to this matter.

Where Shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file one copy of Form T2057 (and, where applicable, the corresponding provincial form(s)) for each co-owner along with a list of all co-owners electing, which list should contain the address and social insurance number or business number of each co-owner. Where the Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 (and, where applicable, the corresponding form(s) with the provincial taxation authority) on behalf of (but not for) each member of the partnership. Such Form T2058 (and provincial form(s), if applicable) must be accompanied by a list containing the name and social insurance number or business number of each partner and must be signed by each partner or accompanied by a copy of the document authorizing the designated partner to complete, execute and file the form on behalf of the other partners.

Compliance with the requirements to ensure a valid Tax Election is filed under subsection 85(1) or (2) of the Tax Act (and, where applicable, under the corresponding provisions of any provincial tax legislation) will be the sole responsibility of the Eligible Holder making such Tax Election, and such Eligible Holder will be solely responsible for the payment of any taxes, interest, penalties, damages or expenses arising in respect of any late filed Tax Elections. New Gold agrees only to add the required information regarding New Gold to any properly completed election form received by New Gold in accordance with the procedures set out in the tax instruction letter on or before the day that is 45 days after the Take-Up Date for the Shares, to execute any such election form and to forward one copy of such election form by mail to the Eligible Holder at the address indicated on the election form within 45 days after the receipt thereof. Accordingly, New Gold will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

In order for the CRA (and, where applicable, the provincial authorities) to accept a Tax Election without a late filing penalty being paid by an Eligible Holder, the election form must be received by the CRA on or before the day that is the earliest of the days on or before which either New Gold or the Eligible Holder is required to file an income tax return for the taxation year in which the exchange occurs. New Gold’s 2013 taxation year is scheduled to end on December 31, 2013, although New Gold’s taxation year could end earlier as a result of an event such as an amalgamation. Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by New Gold in accordance with the procedures set out herein no later than 45 days after the Take-Up Date for the Shares.

Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the Tax Elections. Eligible Holders wishing to make a Tax Election under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) should consult their own tax advisors. The comments herein with respect to such Tax Elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a Share or a New Gold Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own advisors.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains realized, interest and certain dividends.

Capital gains realized by a Resident Shareholder who is an individual or a trust, other than certain specified trusts, will be taken into account in determining liability for alternative minimum tax under the Tax Act.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited”, New Gold may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition. The tax consequences to a Resident Shareholder of a disposition of Shares in such circumstances will generally be as described above under the subheading “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash Only or a Combination of New Gold Shares and Cash — No Tax Election”, “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only — No Tax Election”, or “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election”, as the case may be.

Any interest (whether awarded by the Court or otherwise) paid to a Resident Shareholder in connection with a Compulsory Acquisition must be included in computing the Resident Shareholder’s income for the purposes of the Tax Act.

Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition or Compelled Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, if New Gold takes up and pays for Shares validly deposited under the Offer, and New Gold is unable, or elects not, to effect a Compulsory Acquisition, New Gold will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, New Gold currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. New Gold may propose a statutory arrangement, amalgamation, merger, reorganization, share consolidation, recapitalization or similar transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such Subsequent Acquisition Transaction to a Resident Shareholder.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

As described in Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX following the completion of the Offer. Resident Shareholders are cautioned that, if the Shares are no longer listed on a “designated stock exchange” (as defined in the Tax Act and currently includes the TSX) and Rainy River ceases to be a “public corporation” for purposes of the Tax Act, the Shares will not be “qualified investments” (as defined in the Tax Act) for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts (“TFSAs”) (as each term is defined in the Tax Act). Resident Shareholders who hold the Shares in such trusts should consult their own tax advisors with respect to the potential income tax consequences to them in this regard.

Taxation of Dividends on and the Disposition of New Gold Shares

Dividends received or deemed to be received on New Gold Shares by a Resident Shareholder that is an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividend is designated by New Gold as an eligible dividend.

A Resident Shareholder that is a corporation will include dividends received or deemed to be received on New Gold Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.

Certain corporations, including “private corporations” or “subject corporations” (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on New Gold Shares to the extent that such dividends are deductible in computing taxable income.

The disposition or deemed disposition of New Gold Shares by a Resident Shareholder (other than to New Gold) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See subheading “Residents of Canada — Taxation of Capital Gains and Capital Losses” above for a general description of the treatment of capital gains and capital losses under the Tax Act.

Eligibility of New Gold Shares for Investment

New Gold Shares will be “qualified investments” under the Tax Act for a trust governed by an RRSP, an RRIF, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a TFSA, at any particular time, provided that, at that time, the New Gold Shares are listed on a “designated stock exchange” (which currently includes the TSX) or New Gold is a “public corporation” as defined in the Tax Act.

Notwithstanding that the New Gold Shares may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or an annuitant of a RRSP or RRIF, as applicable, will be subject to a penalty tax under the Tax Act in respect of New Gold Shares held in a TFSA, RRSP or RRIF, as applicable, if such New Gold Shares are a “prohibited investment” (as defined in the Tax Act) for such plan. The New Gold Shares generally will not be prohibited investments unless the holder or annuitant, as the case may be, (i) does not deal at arm’s length with New Gold for purposes of the Tax Act, or (ii) has a “significant interest” (for purposes of the prohibited investment rules in the Tax Act) in (A) New Gold or (B) a corporation, partnership or trust with which New Gold does not deal at arm’s length. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012 (the “December 2012 Proposals”) that would, if enacted, delete the condition in (ii)(B) above. There can be no assurances that the December 2012 Proposals will be enacted in their current proposed form or at all.

Prospective investors who intend to hold New Gold Shares in a TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances, including having regard to the December 2012 Proposals.

Non-Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is neither resident, nor deemed to be resident, in Canada, and does not use or hold, and is not deemed to use or hold, Shares, and will not hold or be deemed to use or hold New Gold Shares, in connection with carrying on a business in Canada (a “Non-Resident Shareholder”).

Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Shareholders are advised to consult with their own tax advisors.

Disposition of Shares Under the Offer

Exchange of Shares for New Gold Shares and/or Cash — No Tax Election

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares to New Gold under the Offer unless the Shares at the time of their disposition constitute “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Shareholder and are not “treaty protected property” (as defined in the Tax Act) of the Non-Resident Shareholder.

Generally, a Share will not constitute taxable Canadian property to a Non-Resident Shareholder at the time of a disposition where such Share is listed at that time on a “designated stock exchange” as defined in the Tax Act (which definition currently includes the TSX; See however the discussion below under subheading “Non-Residents of Canada — Potential Delisting”) and at no time during the 60-month period immediately preceding the disposition, (a) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm’s length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class of the capital stock of Rainy River, and (b) more than 50% of the fair market value of the Share was derived, directly or indirectly, from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

Even if the Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Shares will not be included in computing the Non-Resident Shareholder’s income for purposes of the Tax Act provided that the Shares constitute “treaty-protected property” (as defined in the Tax Act). Shares owned by a Non-Resident Shareholder will generally be treaty-protected property at the time of the disposition if the gain from the disposition of such shares would, because of an applicable income tax treaty or convention to which Canada is a signatory, be exempt from tax under the Tax Act.

In the event that the Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, such Non-Resident Shareholder will realize a capital gain (or capital loss) generally in the circumstances and computed in the manner described above under the subheading “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for Cash Only or a Combination of New Gold Shares and Cash — No Tax Election”. Such non-resident Shareholder, however, may be entitled to the automatic tax deferral provisions of section 85.1 of the Tax Act as described above where the Non-Resident Shareholder receives only New Gold Shares as consideration for depositing Shares to the Offer. If section 85.1 of the Tax Act applies, the New Gold Shares received in exchange for Shares that constituted taxable Canadian property to such Non-Resident Shareholder may be deemed to be taxable Canadian property to such Non-Resident Shareholder.

In the event that the Shares constitute taxable Canadian property and the disposition of such Shares by a Non-Resident Shareholder gives rise to a capital gain which is not exempt from Canadian tax under the terms of an applicable income tax treaty or convention, the income tax consequences as described above under subheading “Residents of Canada — Taxation of Capital Gains and Capital Losses” will generally apply. Non-Resident Shareholders whose Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election

In the event that Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, and such Non-Resident Shareholder receives New Gold Shares only or a combination of cash and New Gold Shares, then the Non-Resident Shareholder will be an Eligible Holder and may require New Gold to jointly execute for filing with the CRA (and any applicable provincial taxation authority) a Tax Election for the purpose of allowing the Eligible Holder to achieve a full or partial income tax deferral for Canadian federal income tax purposes. New Gold will be required to execute the form and send it to the Eligible Holder only if the Eligible Holder complies with the requirements set forth above under subheading “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder. If the Eligible Holder complies with those requirements, generally the exchange may occur on a fully or partially income tax-deferred basis as described above under subheading “Residents of Canada — Disposition of Shares Under the Offer — Exchange of Shares for New Gold Shares Only or a Combination of New Gold Shares and Cash — Tax Election” on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder.

The New Gold Shares that such Eligible Holders receive for the Shares will generally be deemed to be taxable Canadian property. Non-Resident Shareholders who are Eligible Holders should consult their own tax advisors in this regard.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited”, New Gold may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

A Non-Resident Shareholder whose Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition or a Compelled Acquisition.

Whether a Common Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition or a Compelled Acquisition will generally be determined as described above (see subheading “Non-Residents of Canada — Disposition of Shares Under the Offer”) except that more stringent rules may be applied where the Common Shares cease to be listed on a designated stock exchange (see subheading “Non-Residents of Canada — Potential Delisting”).

A Non-Resident Shareholder whose Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares by way of a Compulsory Acquisition or a Compelled Acquisition unless the Shares constitute treaty-protected property, such Non-Resident Shareholder receives only New Gold Shares as consideration for Shares of the Non-Resident Shareholder or a valid Tax Election is made in respect of the disposition of Shares by the Non-Resident Shareholder.  See above under subheading “Residents of Canada — Disposition of Shares Under the Offer”.

Generally, where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, if New Gold takes up and pays for Shares validly deposited under the Offer, and New Gold is unable, or elects not, to effect a Compulsory Acquisition, New Gold will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction”, New Gold currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

The income tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Depending on the form of the Subsequent Acquisition Transaction, a Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend, as discussed above under the subheading “Residents of Canada — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction”.

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized pursuant to a Subsequent Acquisition Transaction unless the Shares constitute “taxable Canadian property” of the Non-Resident Shareholder. The circumstances in which Shares may constitute taxable Canadian property and the implications to a Non-Resident Shareholder of Shares constituting taxable Canadian property are generally discussed above under the subheading “Non-Residents of Canada — Disposition of Shares Under the Offer “.

Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Canada-United States Tax Convention (1980), as amended (the “Convention”), where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

Non-Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction. No opinion is expressed herein as to the tax consequences of any such transaction to a Non-Resident Shareholder.

Potential Delisting

As described in Section 15 of the Circular, “Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer”, the Shares may cease to be listed on the TSX following the completion of the Offer or, as applicable, a Compulsory Acquisition or a Compelled Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Shareholders who do not dispose of their Shares pursuant to the Offer are cautioned that if the Shares are not listed on a designated stock exchange at the time of their disposition, the Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties, and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares could also be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

If the Shares are taxable Canadian property of the Non-Resident Shareholder at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Shares are not listed on a recognized stock exchange at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder with the result that, among other things, unless New Gold has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Shareholder’s Shares, New Gold may deduct or withhold 25% from any payment made to the Non-Resident Shareholder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Shareholder’s liability for tax under the Tax Act.

Non-Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of not disposing of their Shares under the Offer.

Taxation of Dividends on and the Disposition of New Gold Shares

Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder on New Gold Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Convention, where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of New Gold Shares unless the Shares constitute “taxable Canadian property” of the Non-Resident Shareholder. The circumstances in which New Gold Shares may constitute taxable Canadian property and the implications to a Non-Resident Shareholder of New Gold Shares constituting taxable Canadian property will generally be the same as discussed above in respect of the Shares under the subheading “Non-Residents of Canada — Disposition of Shares Under the Offer”.

20.                               Certain United States Federal Income Tax Considerations

UNITED STATES TREASURY DEPARTMENT CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN

THIS CIRCULAR OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the disposition of Shares and SRP Rights by a U.S. Shareholder (as defined below) pursuant to the Offer. This summary is limited to persons that hold their Shares and SRP Rights as “capital assets” within the meaning of section 1221 of the Code. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the disposition of Shares and SRP Rights by particular investors, and it does not address state, local, U.S. estate or gift tax, or non-U.S. or other tax laws. This summary also does not address tax considerations applicable to investors that own (directly or indirectly, actually or constructively) 10% or more, by voting power or value, of Rainy River, nor does this summary discuss all of the U.S. tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that will hold the Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). The discussion does not address the U.S. federal income tax consequences to holders of Options or Warrants. U.S. Shareholders are urged to consult their own tax advisors with respect to the U.S. federal, state and local income taxes, U.S. estate and gift tax, and non-U.S. tax consequences to their particular situations of the Offer or other transactions described in Section 9 of the Circular, “Acquisition of Shares Not Deposited”.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Shares and SRP Rights that is (a) an individual citizen or resident of the United States for U.S. federal income tax purposes, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any State thereof, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership (or an owner of a pass-through entity) that holds Shares and SRP Rights will depend on the status of the partner (or other owner) and the activities of the partnership (or pass-through entity). U.S. Shareholders that are partnerships or other pass-through entities should consult their own tax advisors concerning the U.S. federal income tax consequences to the entity and to its equity owners of the disposition of Shares and SRP Rights.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences of the Offer and there can be no assurance that the Internal Revenue Service will agree with the discussion set out below.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF DISPOSING OF THE SHARES AND SRP RIGHTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE AND LOCAL INCOME TAXES, NON-U.S., ESTATE AND GIFT, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Potential Treatment of Rainy River as a PFIC

Certain adverse U.S. federal income tax rules may apply to a U.S. Shareholder that owns or disposes of shares in a non-U.S. corporation that is treated as a passive foreign investment company (“PFIC”). Certain potential adverse U.S. federal income tax consequences if Rainy River has been a PFIC are discussed below under “— Passive Foreign Investment Company Considerations.” If Rainy River is, or has been, a PFIC, the adverse U.S. federal income tax consequences described below may be mitigated if the U.S. Shareholder properly and timely made a valid qualified electing fund (“QEF”) or mark-to-market election with respect to its Shares.

Disposition of Shares and SRP Rights

Disposition of Shares and SRP Rights for Cash or New Gold Shares

Subject to the PFIC rules discussed below, upon a disposition of Shares and SRP Rights in the Offer, a U.S. Shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder’s adjusted tax basis in the Shares and SRP Rights sold in the Offer. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder’s holding period in the Shares and SRP Rights exceeds one year. The amount realized on the disposition by a U.S. Shareholder will be the U.S. dollar value of the cash received plus the fair market value (in U.S. dollars) of any New Gold Shares received. A U.S. Shareholder’s adjusted tax basis in a Share will generally be its U.S. dollar cost. The tax basis of a Share purchased with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase, in the case of Shares traded on an established securities market, within the meaning of the applicable Treasury Regulations, that are purchased by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects). Such an election by an accrual basis U.S. Shareholder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

Any gain or loss recognized on the disposition of the Shares and SRP Rights will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

Foreign Currency Gain or Loss on Receipt of Cash

If a U.S. Shareholder using the cash method of accounting receives Canadian dollars pursuant to the Offer, the amount realized generally will equal the U.S. dollar value of the Canadian dollars received determined at the spot rate of exchange, likely on the date on which the U.S. Holder receives such payment, although possibly on the date such U.S. Shareholder’s Shares are taken up by New Gold. If a U.S. Shareholder using the accrual method of accounting receives Canadian dollars pursuant to the Offer, the amount realized generally will equal the U.S. dollar value of the Canadian dollars to which such U.S. Shareholder becomes entitled, determined at the spot rate of exchange, likely on the date such U.S. Shareholder’s Shares are taken up by New Gold. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Shareholder determines its amount realized to the date such amount in Canadian dollars is actually converted into U.S. dollars will be treated as ordinary income or loss.

Disposition of Shares and SRP Rights Pursuant to a Compulsory Acquisition

The tax consequences to a U.S. Shareholder of a disposition of Shares and SRP Rights pursuant to a Compulsory Acquisition generally will be as described under the heading “— Disposition of Shares and SRP Rights for Cash or New Gold Shares.” If, however, pursuant to a Compulsory Acquisition, the Court orders New Gold to buy Shares and SRP Rights from a Dissenting Offeree that is a U.S. Shareholder at a price different than that set forth in the Offer, the tax consequences to such U.S. Shareholder may be different than those discussed above. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder. U.S. Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Compulsory Acquisition.

Disposition of Shares and SRP Rights Pursuant to a Compelled Acquisition

As described under Section 9 of the Circular, “Acquisition of Shares Not Deposited — Compelled Acquisition,” a U.S. Shareholder may, in certain circumstances, have the right to require New Gold to purchase such U.S. Shareholder’s Shares and SRP Rights pursuant to a Compelled Acquisition for the same price and on the same terms contained in the Offer. The tax consequences to a U.S. Shareholder of a disposition of Shares and SRP Rights pursuant to a Compelled Acquisition generally will be as described under the heading “— Disposition of Shares and SRP Rights for Cash or New Gold Shares.” U.S. Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Compelled Acquisition.

Disposition of Shares and SRP Rights Pursuant to a Subsequent Acquisition Transaction

If New Gold is unable to effect a Compulsory Acquisition or if New Gold elects not to proceed with a Compulsory Acquisition, then New Gold may propose a Subsequent Acquisition Transaction as described in Section 9 of the Circular, “Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction.” The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. Generally, if a U.S. Shareholder receives cash or New Gold Shares in exchange for Shares and SRP Rights, it is expected that the U.S. federal income tax consequences to the U.S. Shareholder will be substantially similar to the consequences described above under “— Disposition of Shares and SRP Rights for Cash or New Gold Shares.” However, there can be no assurance that the U.S. federal income tax consequences of a Subsequent Acquisition Transaction will not be materially different. U.S. Shareholders should consult their own tax advisors with respect to the income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

Passive Foreign Investment Company Considerations

In general, Rainy River would be a PFIC for any taxable year if, for such taxable year, 75% or more of its gross income constituted “passive income” (the “income test”) or 50% or more of the value of its assets (based on an average of the quarterly value of the assets during the taxable year) is attributable to assets that produced, or were held for the production of, passive income (the “asset test”). “Passive income” generally includes, among other things, dividends, interest, certain royalties, rents, and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. For purposes of the PFIC income and asset tests described above, if Rainy River owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Rainy River will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

If Rainy River is or has been a PFIC during any year in which a U.S. Shareholder held Shares and the U.S. Shareholder did not timely elect to be taxable currently on its pro rata share of Rainy River’s earnings under the QEF rules or to be taxed on a “mark to market” basis with respect to its Shares, any gain recognized by the U.S. Shareholder as a result of its participation in the Offer would be required to be allocated ratably to each day the U.S. Shareholder has held the Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year in which Rainy River was a PFIC taxable as ordinary income rather than capital gain, and amounts allocable to each other year, beginning with the first year in such holding period during which Rainy River was a PFIC, taxable as ordinary income at the highest tax rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods. In addition, if Rainy River is a PFIC and owns, directly or indirectly, shares of another foreign corporation that also is a PFIC, a disposition or deemed disposition of the shares of such other foreign corporation generally will be treated as an indirect disposition by a U.S. Shareholder, which generally will be subject to the PFIC rules.

Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Rainy River being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Shares, and whether the Shareholder can or should make any of the special elections (described below) under the PFIC rules with respect to Rainy River.

Qualified Electing Fund Election

The adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) generally may be mitigated if a U.S. Shareholder of the PFIC properly and timely made a valid QEF election with respect to the PFIC. If a PFIC has been a QEF as to a U.S. Shareholder for each of its tax years, which includes any portion of the U.S. Shareholder’s holding period, the U.S. Shareholder’s gain on disposing of the PFIC shares is not attributed to earlier years and the U.S. tax is not increased by any interest charge. Accordingly, a U.S. Shareholder making a timely and valid QEF election with respect to PFIC shares generally would recognize a capital gain or loss on the sale, exchange or other disposition of the shares.

Mark-to-Market Election

In general, the adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) also may be mitigated if a U.S. Shareholder of the PFIC properly and timely made a valid mark-to-market election with respect to such shares. A mark-to-market election may be made with respect to the shares of a PFIC if such shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the Code and the applicable Treasury Regulations).

A U.S. Shareholder that makes a valid mark-to-market election with respect to shares of a PFIC at the beginning of the U.S. Holder’s holding period for such shares generally will not be subject to the PFIC rules described above with respect to such shares. Instead, any gain recognized upon a disposition of the shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market ordinary income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss.

Certain Tax Consequences of Holding New Gold Shares Received in the Offer

Distributions

Any distributions with respect to New Gold Shares are expected to be declared and paid in U.S. dollars. In the event that distributions are paid to U.S. Shareholders in a currency other than the U.S. dollar, such U.S. Shareholder will be treated as having received a distribution in an amount equal to the U.S. dollar value of the distribution at the time the distribution is made, in accordance with the exchange rate in effect on the date the distribution is properly included in income, and whether or not the other currency is converted into U.S. dollars at that time. Any gain or loss recognized by a U.S. Shareholder on a subsequent sale or exchange of the foreign currency will generally be United States source ordinary income or loss.

Subject to the discussion under “— Status of New Gold as a PFIC” below, the gross amount of any distribution (other than in liquidation) generally will be treated as a dividend to the extent paid out of New Gold’s current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, even though the U.S. Shareholder may receive only a portion of the gross amount after giving effect to the Canadian withholding tax as reduced by the Convention. Dividend income generally will be foreign source income and generally will be “passive category income” for U.S. foreign tax credit purposes. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Dividend income on the New Gold Shares held by certain non-corporate U.S. Shareholders, including individuals and certain estates and trusts, may be treated as “qualified dividend income,” provided the U.S. Shareholder satisfies the applicable holding period and other requirements with respect to the New Gold Shares. Qualified dividend income is subject to the same rates applicable to long-term capital gains. The reduced tax rate generally is available only with respect to dividends received from U.S. corporations and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. However, the reduced tax rate is not available with respect to dividends received from a foreign corporation that was a passive foreign investment company (as discussed below) in either the taxable year of the distribution or the preceding tax year. Generally, no dividends received deduction will be allowed with respect to dividends paid by New Gold. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them with respect to distributions taxed as dividends.

A distribution on the New Gold Shares made by New Gold in excess of New Gold’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Shareholder’s adjusted tax basis in the New Gold Shares and, to the extent in excess of adjusted basis, as capital gain from the sale of a capital asset. See “— Sale or Other Disposition of New Gold Shares” regarding the U.S. federal tax consequences of such capital gains.

Under the Convention, Canada currently imposes withholding tax on distributions to residents of the United States entitled to benefit under the Convention at a rate of 15%. U.S. Shareholders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Shareholders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of New Gold Shares

Subject to the discussion found under “— Status of New Gold as a PFIC” below, in general, if a U.S. Shareholder sells or otherwise disposes of New Gold Shares in a taxable disposition, the U.S. Shareholder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder’s adjusted tax basis in the New Gold Shares sold. A U.S. Shareholder’s tax basis in its New Gold Shares generally should be equal to the U.S. dollar value of the fair market value of the New Gold Shares as of the date the U.S. Shareholder receives the New Gold Shares. Any capital gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. Shareholder’s holding period in the New Gold Shares exceeds one year.

Any gain or loss will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to any Canadian withholding tax.

If a U.S. Shareholder receives foreign currency on a sale or disposition of its New Gold Shares, the amount realized on a disposition of New Gold Shares will be the U.S. dollar value of the foreign currency, as determined on the settlement date of such sale or other taxable disposition, based on the applicable foreign exchange rate on that date. On the settlement date, the U.S. Shareholder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of New Gold Shares traded on an established securities market that are sold by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

If a U.S. Shareholder is an accrual-basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other disposition and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the sale or other disposition.

Status of New Gold as a PFIC

The rules for determining whether an entity is considered a PFIC are described above in “— Passive Foreign Investment Company Considerations”.

Based on a preliminary review, New Gold expects that it will not be classified as a PFIC during its current taxable year. However, there can be no assurance that this will actually be the case. The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. As a result, New Gold’s status in the current and future years will depend on the composition of New Gold’s gross income, New Gold’s assets and activities in those years and the market capitalization of New Gold as determined at the end of each calendar quarter, and there can be no assurance that New Gold will or will not be considered a PFIC for any taxable year.

If New Gold is or will be treated as a PFIC for any taxable year during a U.S. Shareholder’s holding period of New Gold Shares, the tax consequences to a U.S. Shareholder of a disposition of its New Gold Shares in such circumstances generally will be as described above in “— Passive Foreign Investment Company Considerations.” A U.S. Shareholder’s ownership of shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Shareholder’s annual U.S. federal income tax return. Every U.S. Shareholder that is a shareholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of the Treasury.

Each U.S. Shareholder should consult its own tax advisor regarding the status of New Gold as a PFIC, the possible effect of the PFIC rules on such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Additional Tax on Passive Income

Non-corporate U.S. Shareholders with income that exceeds certain thresholds generally are subject to a 3.8% tax on unearned income, including, among other things, capital gains from the taxable disposition of Rainy River or New Gold Shares and distributions with respect to New Gold Shares, subject to certain limitations and exceptions. U.S. Shareholders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Rainy River or New Gold Shares.

Backup Withholding and Information Reporting

Payments on the disposition of the Shares and SRP Rights, by a U.S. paying agent or other U.S. intermediary, will be reported to the IRS and to the U.S. Shareholder as may be required under applicable regulations. Backup withholding at a rate of 28% may apply to these payments if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns.

Additionally, dividends paid with respect to New Gold Shares and payments of the proceeds from a sale or other disposition of New Gold Shares may be subject to backup withholding if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Such dividends and proceeds may be subject to information reporting. Certain U.S. Shareholders are not subject to backup withholding.

Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder’s U.S. federal income tax liability, provided the required information is furnished to the IRS by filing a tax return. U.S. Shareholders are encouraged to consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts must comply with certain reporting requirements. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any shares or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Shareholders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult with their own tax advisors regarding the requirements of filing information returns.

21.                               Shareholder Rights Plan

Rainy River and Computershare Investor Services Inc., as rights agent, entered into a shareholder rights plan agreement dated February 6, 2012 governing the terms of the Shareholder Rights Plan. The following is a summary of certain provisions of the Shareholder Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan. The shareholder rights plan agreement has been filed by Rainy River under its profile on SEDAR at www.sedar.com.

Pursuant to the Shareholder Rights Plan and subject to its terms, Rainy River issued one right (an “SRP Right”) in respect of each outstanding Share and authorized the issuance of one SRP Right in respect of each Share issued thereafter.

The SRP Rights are attached to the Shares and are not exercisable until the “Separation Time”, which is defined under the Shareholder Rights Plan to mean the close of business (Toronto time) on the tenth Trading Day (as defined in the Shareholder Rights Plan) after the earliest of: (a) the date of first public announcement of facts indicating that a person has become an Acquiring Person; (b) the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid other than a Permitted Bid or a Competing Permitted Bid (as defined in the Shareholder Rights Plan); and (c) the date that a Permitted Bid or Competing Permitted Bid ceases to be such, or such later date as may be determined by the Rainy River Board; provided that, among other things, if the Rainy River Board determines to waive the application of the plan to a Flip-in Event (discussed below), then the Separation Time in respect of such Flip-in Event will be deemed to never have occurred.

Until the Separation Time (or the earlier redemption, expiration or termination of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Shares and will be transferable only together with, and will be transferred by a transfer of, the associated Shares. From and after the Separation Time, the SRP Rights may be exercised and will be registered and transferable independent of Shares. Promptly after the Separation Time, separate certificates evidencing the SRP Rights, together with disclosure statements describing the SRP Rights, are required to be mailed to holders of record of Shares as of the Separation Time (other than an Acquiring Person or in respect of any SRP Rights beneficially owned by an Acquiring Person).

After the Separation Time, each SRP Right entitles the holder thereof to purchase one Share at $100.00 (the “SRP Exercise Price”) (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a transaction or event (a “Flip-in Event”) results in a person (other than certain exempt persons) becoming the Beneficial Owner (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (an “Acquiring Person”), then, effective at the close of business (Toronto time) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the date of first public announcement by Rainy River or the Acquiring Person of facts indicating that the Acquiring Person has become such, each SRP Right constitutes the right to purchase from Rainy River upon exercise thereof that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to adjustment in certain circumstances (thereby effectively creating the right to purchase Shares at a 50% discount). However, SRP Rights held by an Acquiring Person, or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, become void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholdings of any such acquirer. “Market Price” per security for a security on any date means the average of the daily closing prices per security for such security on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

The Shareholder Rights Plan contains exemptions in relation to certain types of transactions, including Permitted Bids. A “Permitted Bid” is a take-over bid which, among other things, is made to all Shareholders of record, remains open for at least 60 days and provides that no Shares may be taken up unless more than 50% of the aggregate of the then outstanding Shares held by Independent Shareholders (meaning the holders of Shares other than certain persons, including any Acquiring Person, any offeror, any affiliate or associate of any Acquiring Person or offeror and any person acting jointly or in concert with any such Acquiring Person, offeror, affiliate or associate) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of that fact and extend the bid for a period of not less than ten days from the date of such public announcement.

The Rainy River Board has the discretion, prior to the occurrence of a Flip-in Event that would occur as a result of a take-over bid made by means of a take-over bid circular sent to all holders of record of Shares, to waive the application of the plan to such Flip-in Event, provided that such waiver shall be deemed to constitute a waiver of the application of the plan to any other Flip-in Event occurring by reason of any take-over bid made by means of a take-over bid circular sent to all holders of record of Shares that is made (a) prior to the granting of such a waiver, or (b) thereafter and prior to the expiry of any take-over bid in respect of which a waiver is, or is deemed to have been, granted. Subject to the prior consent of Shareholders or holders of SRP Rights obtained in accordance with the Shareholder Rights Plan, the Rainy River Board also has the right, at any time prior to the occurrence of a Flip-in Event, to redeem all (but not less than all) of the then outstanding SRP Rights at a redemption price of $0.00001 per SRP Right, subject to certain adjustments.

The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. However, New Gold’s obligation to take up and pay for Shares under the Offer is conditional upon Rainy River having waived, suspended the operation of or otherwise rendered the Shareholder Rights Plan inoperative or ineffective as regards to the Offer. See Section 4 of the Offer, “Conditions of the Offer”.

Rainy River has advised New Gold that the Rainy River Board has waived the application of the Shareholder Rights Plan in regards to the Offer. While New Gold has no reason to believe that the Rainy River Board will terminate or vary this waiver, no assurances can be given by New Gold in this regard.

22.                               Other Matters Related to the Offer

Depositary

Computershare Trust Company of Canada has been retained by New Gold to act as the Depositary to receive deposits of certificates and DRS Advices representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. The Depositary will also receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. In addition, the Depositary will receive documentation at its office in Toronto, Ontario specified in the Letter of Transmittal in relation to Shareholders accepting the Offer through book-entry transfer. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Shares purchased by New Gold under the Offer. The Depositary will receive reasonable and customary compensation from New Gold for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith. Contact information for the Depositary is provided on the back cover of this document.

Information Agent

Kingsdale Shareholder Services Inc. has been retained by New Gold to act as the Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from New Gold for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Contact information for the Information Agent is provided on the back cover of this document.

Financial Advisor and Soliciting Dealer Group

RBC Capital Markets has been retained to act as financial advisor to New Gold with respect to the Offer.

New Gold reserves the right to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of the Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges (each, a “Soliciting Dealer”) to solicit acceptances of the Offer from persons resident in Canada. If New Gold decides to make use of the services of a Soliciting Dealer, New Gold may pay such Soliciting Dealer a fee customary for such services for each Share deposited and taken up by New Gold under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). New Gold may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Shares may charge a fee to tender Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

Legal Matters

Certain legal matters on behalf of New Gold will be passed upon by, and the opinions contained under Section 19 of the Circular, “Certain Canadian Federal Income Tax Considerations” have been provided by, Cassels, Toronto, Ontario, Canadian counsel to New Gold. Certain legal matters on behalf of New Gold will also be passed upon by Paul, Weiss, Toronto, Ontario, U.S. counsel to New Gold.

Experts

As at the date of the Offer, the partners and associates of Cassels beneficially own, directly or indirectly, less than 1% of the securities of each of New Gold, Rainy River and their respective associates and affiliates.

The audited consolidated financial statements of New Gold as at and for each of the years ended December 31, 2012 and 2011 and related notes incorporated by reference herein have been audited by Deloitte LLP, Independent Registered Chartered Accountants, Licensed Public Accountants, who are independent with respect to New Gold within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

The scientific and technical information in the Offer and Circular and the documents incorporated by reference herein has been reviewed and approved by Mark Petersen, a Qualified Person under NI 43-101 and an officer of New Gold. As at the date of the Offer, Mr. Petersen beneficially owns, directly or indirectly, less than 1% of the securities of each of New Gold, Rainy River and their respective associates and affiliates.

23.                               Stock Exchange Listing Application

The TSX has conditionally approved the listing of the New Gold Shares to be issued in connection with the Offer, subject to New Gold fulfilling all of the requirements of the TSX within one business day of the take-up and payment for Shares under the Offer.

New Gold has applied to list the New Gold Shares issuable under the Offer on the NYSE MKT. Such listing will be subject to New Gold fulfilling all of the listing requirements of the NYSE MKT.

24.                               Documents Incorporated by Reference

The following documents, filed by New Gold with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

(a)                                 Annual Information Form of New Gold for the financial year ended December 31, 2012, filed on SEDAR on March 27, 2013;

(b)                                 audited consolidated financial statements of New Gold as at and for the years ended December 31, 2012 and 2011 and related notes, together with the independent registered chartered accountants’ report thereon, filed on SEDAR on February 28, 2013;

(c)                                  Management’s Discussion and Analysis for the audited consolidated financial statements of New Gold as at and for the years ended December 31, 2012 and 2011, filed on SEDAR on February 28, 2013;

(d)                                 unaudited interim condensed consolidated financial statements of New Gold as at and for the quarters ended March 31, 2013 and 2012 and related notes, filed on SEDAR on May 1, 2013;

(e)                                  Management’s Discussion and Analysis for the unaudited interim condensed consolidated financial statements of New Gold as at and for the quarters ended March 31, 2013 and 2012, filed on SEDAR on May 1, 2013;

(f)                                   Management Information Circular of New Gold dated March 22, 2013, prepared in connection with New Gold’s annual meeting of shareholders held on May 1, 2013, filed on SEDAR on March 28, 2013;

(g)                                  Material Change Report of New Gold, relating to the announcement by New Gold that it has eliminated certain legacy gold hedges, filed on SEDAR on May 16, 2013; and

(h)                                 Material Change Report of New Gold, relating to the joint announcement by New Gold and Rainy River that they have entered into the Acquisition Agreement and of New Gold’s intention to make the Offer, filed on SEDAR on June 6, 2013.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of New Gold at Suite 3120, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J4, telephone 416-324-6000, and are also available electronically on SEDAR at www.sedar.com.

Any documents of the type referred to above (excluding confidential material change reports), and any business acquisition reports, filed by New Gold with the securities commissions or similar authorities in each jurisdiction of Canada in which New Gold is a reporting issuer subsequent to the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

25.                               Registration Statement Filed with the SEC

A registration statement on Form F-10 under the U.S. Securities Act, which covers the New Gold Shares to be issued pursuant to the Offer, has been filed with the SEC. The registration statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the registration statement: the Offer and Circular; the news release relating to the entering into of the Acquisition Agreement; the news release relating to the formal commencement of the Offer; the documents referred to in Section 24 of the Circular, “Documents Incorporated by Reference”; the consent of Cassels; the consent of Deloitte LLP; the consents of certain experts, engineers and geologists; the powers of attorney from directors and certain officers of New Gold; the Letter of Transmittal; the Notice of Guaranteed Delivery; the letter sent to Shareholders in connection with the Offer; the Acquisition Agreement; and the Lock-Up Agreements.

26.                              Statutory Rights

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

27.                               Directors’ Approval

The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of New Gold.

CONSENT OF COUNSEL

To: The Directors of New Gold Inc.

We hereby consent to the reference to our name and opinion contained under “Certain Canadian Federal Income Tax Considerations” in the circular accompanying the offer dated June 18, 2013 made by New Gold Inc. to the holders of common shares of Rainy River Resources Ltd.

(signed) Cassels Brock & Blackwell LLP

CASSELS BROCK & BLACKWELL LLP

Toronto, Ontario, Canada

June 18, 2013

CERTIFICATE OF NEW GOLD INC.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 18, 2013

(Signed) ROBERT GALLAGHER	(Signed) BRIAN PENNY
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer

On Behalf of the Board of Directors

(Signed) RANDALL OLIPHANT	(Signed) JAMES ESTEY
Executive Chairman and Director	Director

The Depositary for the Offer is:

By Mail	By Registered Mail, by Hand or by Courier
P.O. Box 702	100 University Avenue
31 Adelaide Street East	8th Floor
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253

E-mail: corporateactions@computershare.com

The Information Agent for the Offer is:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

North American Toll Free Phone:

1-888-518-6796

E-mail: contactus@kingsdaleshareholder.com

Facsimile: (416) 867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: (416) 867-2272

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.